
08061401

Breaking through

Recognizing our people, driving forward


G&K SERVICES

Andres

2008 Annual Report

Executing our strategic vision

Company profile

G&K Services is a market leader in branded identity apparel programs and facility services. For more than 100 years, we've helped customers create a lasting impression by Enhancing Image and Safety in the Workplace through Innovation®.

Surpassing **$1 billion** in revenue

Revenue up **8%**
Earnings up **12%** and
Cash Flow **up 28%**

Strong
double-digit growth in new account sales and route sales

Driving record
national account business

Expanded
share repurchase program

Launching Dockers® San Francisco apparel



Expanding BioSmart® offering

3 new patents

Deploying
technology

10,000
employees strong

Breaking through

To some, a breakthrough is an endpoint or a finish line. And once you've accomplished the landmark or achieved the objective, you've reached the end of your journey. You look back with pride. You stop moving forward.

At G&K Services, we think in terms of *breaking through*. For us, it's a continuous process, not a single event.

It took countless employees over 100 years for G&K Services to break through to $1 billion in revenue. We're very proud of that milestone. But it's just the beginning.

We're not looking back. We'll keep moving ahead. We'll keep breaking through.



G&K opens the NASDAQ Stock Market

A few of G&K's nearly 10,000 talented employees joined Chairman and Chief Executive Officer Richard Marcantonio to celebrate opening the NASDAQ Stock Market on August 12. Pictured left to right: Melina Hruskar, William Turner, Susan Borszich, Richard Marcantonio, Jeffrey Rider, Kiera Hughes and Robert Underwood.

Revenue	$1,002 million up 7.8%
Operating Income	$ 90.5 million up 14.1%
Earnings	$ 2.27 per diluted share up 12.4%
Cash Flow from Operations	$103.1 million up 28.2%

To our shareholders:

August 12, 2008 was another proud moment for G&K Services. We opened the NASDAQ Stock Market to celebrate breaking through the $1 billion revenue mark. I'm grateful to the nearly 10,000 employees of G&K Services whose hard work, dedication and execution against our strategic vision led to this landmark. It's just one of many milestones on the road ahead.

Revenues
(dollars in millions)


733 789 881 930 $1,002
04 05 06 07 08

Earnings per Diluted Share


1.61 1.78 1.97 2.02 $2.27
04 05 06 07 08

I'm pleased to report that 2008 was another strong fiscal year. Despite challenging economic conditions, G&K reported record revenues, earnings and cash flow.

For the year, revenues increased 7.8 percent, to $1,002 million, marking our 39th consecutive year of revenue growth. Our strong revenue growth came from several sources: record new account sales, record national account business and a double-digit increase in route sales. Acquisitions also contributed to strong top-line revenue growth. Fiscal year earnings totaled $46.1 million, or $2.27 per diluted share, a 12.4 percent increase over the prior year. The increase in earnings was driven by a 14.1 percent increase in operating income, reflecting leverage from overall revenue growth and the benefit of productivity initiatives. This growth in operating profit represented a 50 basis point expansion of operating margins, despite economic headwinds and record energy prices. From a cash flow perspective, we generated $103.1 million in operating cash: a record for the company and an increase of 28.2 percent over the prior year.

By any measure, it's clear G&K had a strong year. Moving forward, we continue to focus on growth, productivity and managing costs to drive margin expansion and provide a strong return for our shareholders.

Focus on growth and margin expansion

While we are pleased to report many record results in fiscal 2008, we're particularly focused on increasing organic growth and expanding our operating margins as we move forward. To ensure that we meet our growth and margin goals, we continue to execute against the next phase of our multi-year strategic plan, including:

- investing in our sales force;
- introducing segmented marketing programs;
- deploying technology and automation; and
- pursuing strategic alliances and acquisitions.

As a result, we've:

- increased our productivity;
- strengthened our competitive advantage;
- improved customer satisfaction;
- expanded our capabilities and market presence;
- extended our geographic footprint; and
- accelerated our financial performance.

We also continue to challenge ourselves to become more productive and efficient in the way we operate and serve our customers. In 2008, to position the company for stronger margins and help offset soft economic conditions and record energy prices we:

- realized the benefits of implementing handheld devices across our route system;


G&K SERVICES



NASDAQ Listed GKSR

- implemented a new information system within our Lion Uniform Group;
- moved additional garment production to our Dominican Republic operation;
- continued to proactively hedge our energy exposure;
- increased sorting and energy conservation automation in our plants; and
- deployed a new sales automation tool throughout our sales force.

Importantly, G&K has the infrastructure, the team, and the value proposition to drive increasing revenue and earnings growth.

Focus on innovation

Innovation remains at the center of our vision to be the market leader in enhancing image and safety in the workplace. By offering our customers innovative total image and safety solutions, we further differentiate G&K from the competition and strengthen our competitive advantage.

Specifically, we formed strategic alliances with businesses to provide unique solutions, increasing our leadership position in the marketplace. To date, we've established exclusive relationships with Dockers® San Francisco, Milliken & Company, and GlenRaven, Inc. In addition, we recently were awarded two patents for our proprietary ProSura™ Food Safety Solution program, further strengthening our exclusive solution for the food industry. Clearly, we're focused on innovation to drive enhanced image and safety in the workplace. During the last year, we also:

- began to introduce our exclusive line of Dockers® brand apparel, the first agreement of its kind in our industry and a unique solution to better meet the total image needs of our customers;
- expanded our BioSmart® product offering and introduced this patent-pending textile technology to our market-leading Canadian business; and
- increased our business in various industrial market segments as a result of developing our ProTect® Safety Solution program, a leading line of flame-resistant work apparel and protective equipment.

By focusing on customer needs and developing exclusive solutions that address their unique business concerns, we are building long-term customer relationships and expanding our competitive advantage.

Looking ahead with confidence

As we look ahead to the coming year and many more milestones, we are grateful for the exceptional people at G&K. Because of their hard work and dedication, our business is well positioned to weather the current challenging economic environment.

We are also grateful for the guidance and leadership of Michael Allen, who retired this year after serving on our Board of Directors since 2002. To fill that position, another distinguished leader joins our board. Lynn Crump-Caine has extensive leadership experience with one of the world's best known brands: McDonald's Corporation. Lynn will add valuable expertise to our board.

Surpassing $1 billion in annual revenue is a mile marker in our rear view mirror: G&K is looking ahead. We remain committed to driving strong shareholder value. Recently, we expanded our share repurchase program, further demonstrating our confidence in our strategic plan, our ability to drive strong cash flow and our commitment to increasing shareholder returns. We are focused on the future and on our vision to be the market leader in Enhancing Image and Safety in the Workplace through Innovation®.

Sincerely,

Richard Marcantonio

Richard L. Marcantonio
Chairman of the Board and Chief Executive Officer



image

Breaking through with "image that works℠"

Employers know that their people are the face of the business. Professionally-dressed employees enhance image, identity and brand awareness. In the workplace, few apparel brands have done more to enhance image than the Dockers® brand. World-leading Dockers® apparel brings great style, comfort and fit to employees in a variety of workplace settings.

G&K, through its exclusive relationship with Dockers® San Francisco, is redefining how customers can enhance image in the workplace. Now, G&K can provide a broad array of apparel options to meet the total image needs of its customers. The Dockers® line is a natural fit for us; our relationship with a leading brand name will open doors in many other industries, including those that have not traditionally worn uniforms. Image that Works℠ helps take customer image to a whole new level.



The perfect fit

One size doesn't fit all. Now our customers can choose from a wide range of customized fit options, available through G&K's exclusive line of Dockers brand image apparel. The line features other firsts, too, including a variety of coordinated wardrobe options to meet customers' total image needs. With our full line of Dockers apparel and accessories, women are finally enjoying the benefits of more fitting and stylish choices.



Leading the Dockers® apparel launch

Randy Krause, Nicole Keith, Rachel DeMaster and Mike Stahly lead the team that's bringing Dockers® apparel to G&K's client base of more than 175,000 customers, enhancing image, identity and brand awareness in the workplace.


SANGERS
SANG

safety

Breaking through to improve food safety

The food industry is an enormous market. Since we serve a broad base of food customers — from food manufacturers to restaurants, grocery stores and wholesalers — G&K is a key player in enhancing safety in the food chain. We understand these customers' unique safety concerns better than anyone in our industry.

Through our customer relationships and market segmentation research, we've identified some of the industry's most critical issues: cross-contamination, food safety, certification, hygiene and standard of procedure compliance. Drawing on industry insights, G&K teamed with industry leading Milliken & Company to introduce our latest exclusive safety innovation: BioSmart® textile technology. This revolutionary breakthrough has helped G&K grow our market share in the food business.

BioSmart® is a new patent-pending offering of antimicrobial-charged garments and towels for food industry customers. BioSmart® harnesses the sanitizing power of chlorine bleach to kill bacteria and viruses and is part of G&K's ProSura™ Food Safety Solutions program. This textile technology, combined with G&K's proprietary wash chemistry and comprehensive, closed-loop industrial laundry protocols, is gaining real traction in the industry. And BioSmart® for the food industry is only available through G&K. It's just one of many ways that G&K uses breakthrough thinking to enhance safety in the workplace and protect the business and reputation of our customers.



Patented innovation

Recently, G&K was awarded two patents for our proprietary ProSura™ Food Safety Solution program. Securing these patents further demonstrates how G&K is investing in innovative solutions to address the unique safety needs of customers in the food industry. ProSura™ helps our food industry customers protect their employees, customers, products, brand and reputation.


Khantaly
Thad
Scott

Delivering ProSura™ Food Safety Solutions

Khantaly Ithivongkham, Thad Swanson, Scott Shosted, Kim Jureki-Diskerud and Joe Crain from G&K's St. Cloud, Minnesota facility are part of the expert team delivering the ProSura™ Food Safety Solutions program to food customers every day. This patented, industry-leading protocol is designed to mitigate cross-contamination and improve safety for food industry customers.

G&K Services is the market leader in enhancing image and safety in the workplace through innovation. We are headquartered in Minneapolis, Minnesota and operate more than 175 locations in North America and Europe. Founded in 1902, G&K Services today has nearly 10,000 employees and processes more than 5 million garments each week. G&K market leading solutions include:


G&K SERVICES
1-800-GK-CARES

G&K Apparel Rental Services

Our rented or leased branded identity apparel programs include uniforms, corporate casual wear, and executive apparel, innovatively customized to the unique image and safety needs of our customers.



G&K Facility Services

Our comprehensive selection of facility service products like mats, mops, toweling products and a full suite of restroom supplies help enhance our customers' workplace image and safety. By increasing cleanliness and hygiene in the workplace, G&K Facility Services help customers create a positive and lasting impression.



Lion Uniform Group

Lion Uniform Group strategically partners with customers to build their brand and image through value-added services, including industry-leading capabilities in design, sourcing, program management, distribution and customer service. Lion focuses on very specific, targeted markets such as transportation, security, retail and business services.



G&K Direct Purchase Apparel

Our Direct Purchase Apparel programs offer a broad selection of embellished business apparel to customers in a wide variety of industries with customer-facing employees, such as retail, hospitality, sales, restaurants and service providers. Garments are selected to meet customers' unique image and safety needs.



G&K Cleanroom Services

Our fully-integrated, world-class cleanroom garments and process controls help customers meet the most stringent cleanroom control requirements. G&K's state-of-the-art facilities and unique expertise provide quality assurance, consistency and process efficiency to customers in the electronic, automotive, biotechnology, pharmaceutical and other industries, where contamination control is paramount.



G&K ProSura™ Food Safety Solutions

Our ProSura™ and ProSura™ Retail Food Safety Solutions programs offer customers in the food processing, grocery and casual dining industries unique products and services developed to mitigate cross-contamination within the food environment. This program includes two proprietary, patented processes specifically designed around the industry's most exacting standards and testing protocol.



G&K ProTect® Flame Resistant Safety Solutions

Our ProTect® Flame Resistant Safety Solutions program offers customers a wide range of specially-developed protective solutions, including a proprietary line of flame-resistant apparel that can help provide flash fire and arc flash protection. These solutions help customers in the industrial, energy, chemical, utility, and mining industries protect their people and their business.

Making a positive impact

Supporting people, strengthening communities

Around the world, every day, over one million people go to work wearing a G&K Services uniform. And every day, another 10,000 people go to work at G&K.

We realize that as our business grows, our impact on people and communities grows. So we strive to actively support people and strengthen communities wherever we do business.

Our corporate values include:
- putting people first; treating all people with respect, dignity and integrity in all our relationships;
- executing our philanthropy with excellence; creating innovative solutions to community issues; and
- working as a team toward common goals to meet community needs.

Here are a few ways we work to create a positive impact on the people and the world around us.

Community involvement

- The G&K Services Foundation supports a variety of nonprofit organizations and sponsors initiatives in education and human services.

"G&K is proud to help enhance employee safety in our industry." – Jeffrey L. Wright

Senior Vice President and Chief Financial Officer, G&K Services
Chairman, Uniform and Textile Service Association

- G&K works to meet community needs. G&K supports the United Way organization, provides community disaster assistance, and much more. G&K also provides paid time off to employees for their individual volunteer efforts.

People practices

- G&K is helping to lead a new industry employee safety initiative that exceeds federal regulations: Laundry Safety ESP.
  - In the past year, G&K provided safety training to more than 4,000 workers at over 60 G&K plants.
- In 2008, we received the "50 Best Employers" Award in Canada for the fourth consecutive year.
- G&K cultivates a diverse, respectful and inclusive environment in all of our plants and offices. We believe that diverse perspectives create stronger teams and encourage divergent thinking, producing better business results and more innovative customer solutions.



G&K cares about communities

Norma Marien, Rick Cases, Tom (Jordy) Casperson, Alisha Norwood and Colleen Keller from corporate headquarters, are just a few of the many G&K employees who volunteer their time and energy throughout the year to strengthen our communities.

Eleven-Year Summary

G&K Services, Inc. and Subsidiaries

	2008	2007	2006	2005	2004 [1]	2003	2002	2001	2000 [1]	1999	1998
Per Share (diluted)											
Revenues	**$ 49.44**	$ 43.39	$ 41.45	$ 36.86	$ 35.09	$ 34.10	$ 32.80	$ 32.09	$ 30.55	$ 27.56	$ 26.55
Assets	**51.94**	46.29	44.75	42.20	38.41	37.64	33.00	30.31	29.04	26.40	26.00
Equity	**27.49**	27.63	25.76	22.42	20.55	18.55	16.58	14.79	13.26	11.43	9.60
Earnings	**2.27**	2.02	1.97	1.78	1.61	1.54	1.75	1.56	1.74	1.76	1.56
Dividends	**0.20**	0.16	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07	0.07
Price: High	**44.46**	40.06	43.10	45.25	40.96	37.00	41.60	30.25	54.00	56.25	47.31
Low	**28.08**	31.12	34.17	35.97	28.26	21.57	21.86	17.00	14.75	39.75	33.00
Income Data (000s)											
Revenues	**$1,002,395**	$929,542	$880,843	$788,775	$733,447	$705,588	$677,591	$656,381	$625,855	$565,245	$543,091
Operating Income	**90,523**	79,362	74,863	72,666	66,221	65,970	73,456	70,483	76,140	76,821	74,451
Interest Expense	**(15,543)**	(13,901)	(13,226)	(11,338)	(11,966)	(13,691)	(13,609)	(17,239)	(16,702)	(17,213)	(21,848)
Pretax Income	**74,980**	65,461	61,637	61,328	54,255	52,279	59,847	53,244	59,438	59,608	52,603
Income Taxes	**28,901**	22,271	19,786	23,149	20,617	20,433	23,708	21,405	23,864	23,573	20,635
Net Income	**46,079**	43,190	41,851	38,179	33,638	31,846	36,139	31,839	35,574	36,035	31,968
Average Diluted Shares Outstanding	**20,277**	21,424	21,253	21,400	20,900	20,691	20,660	20,457	20,487	20,509	20,454
Balance Sheet (000s)											
Current Assets	**$ 292,457**	$276,727	$271,237	$236,511	$207,367	$192,044	$185,810	$188,671	$176,302	$162,806	$153,413
Net Fixed Assets	**253,041**	255,996	249,001	243,307	240,609	250,757	230,530	225,965	216,434	198,435	187,685
Total Assets	**1,053,174**	991,814	951,092	903,169	802,747	778,806	681,699	619,963	594,952	541,432	531,842
Current Liabilities	**123,200**	163,244	129,021	132,686	119,594	95,526	73,568	127,772	115,938	78,386	66,769
Long-Term Debt	**280,428**	149,005	195,355	210,462	184,305	236,731	214,977	148,951	167,345	193,952	234,843
Stockholders' Equity	**557,476**	591,988	547,388	479,750	429,462	383,720	342,503	302,585	271,674	234,442	196,333
Cash Flow Data (000s)											
Cash from Operations	**$ 103,058**	$ 80,389	$ 69,521	$ 63,534	$ 96,267	$ 96,913	$ 79,679	$ 84,930	$ 83,314	$ 59,381	$ 74,452
Property, Plant and Equipment Additions, Net	**(27,057)**	(31,515)	(31,968)	(19,408)	(17,349)	(31,403)	(29,156)	(34,115)	(43,699)	(37,974)	(37,398)
Ratio Analysis (%)											
Operating Margin	**9.0%**	8.5%	8.5%	9.2%	9.0%	9.3%	10.8%	10.7%	12.2%	13.6%	13.7%
Pretax Margin	**7.5%**	7.0%	7.0%	7.8%	7.4%	7.4%	8.8%	8.1%	9.5%	10.5%	9.7%
Effective Tax Rate	**38.5%**	34.0%	32.1%	37.7%	38.0%	39.1%	39.6%	40.2%	40.1%	39.5%	39.2%
Net Margin	**4.6%**	4.6%	4.8%	4.8%	4.6%	4.5%	5.3%	4.9%	5.7%	6.4%	5.9%
Return on Assets [2]	**4.6%**	4.5%	4.6%	4.8%	4.3%	4.7%	5.8%	5.4%	6.6%	6.8%	10.2%
Return on Average Equity	**8.0%**	7.6%	8.1%	8.4%	8.3%	8.8%	11.2%	11.1%	14.1%	16.7%	17.6%

[1] The Company utilizes a 52-53 week fiscal year ending on the Saturday nearest June 30. Fiscal 2004 and 2000 results are based on 53 weeks, whereas the remaining years shown reflect 52 weeks.

[2] Based on beginning amounts

Annual Report on Form 10-K
Proxy Statement for the
2008 Annual Meeting of Shareholders

2008 10-K & proxy

G&K Services, Inc.
For the fiscal year ending June 28, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

(Mark One)

FORM 10-K


G&K SERVICES

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended June 28, 2008

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number 0-4063

G&K SERVICES, INC.

(Exact name of registrant as specified in its charter)

MINNESOTA	**41-0449530**
(State of incorporation)	(I.R.S. Employer Identification No.)

5995 Opus Parkway
Minnetonka, Minnesota 55343
(Address of principal executive offices)

Registrant's telephone number, including area code (952) 912-5500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on which Registered**
Class A Common Stock (par value $0.50 per share)	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(b) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

The aggregate market value of the voting stock of registrant held by non-affiliates of the registrant on December 29, 2007 (the last business day of the registrant's most recently completed second fiscal quarter), computed by reference to the closing sale price of such shares on such date, and was approximately $775,455,903.

On August 18, 2008, there were outstanding 18,903,987 shares of the registrant's Class A Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the registrant's definitive proxy statement relating to the annual meeting of shareholders to be held in November 2008, which definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

G&K Services, Inc.
Form 10-K
For the fiscal year ended June 28, 2008

Table of Contents

Item 1. Business

G&K Services, Inc. was founded in 1902 and is headquartered in Minnetonka, Minnesota, is a market leader in providing branded identity apparel and facility services programs that enhance image and safety in the workplace. We serve a wide variety of North American industries including automotive, warehousing, distribution, transportation, energy, manufacturing, food processing, pharmaceutical, semi-conductor, retail, restaurants and hospitality, and many others providing them with rented uniforms and facility services products such as floor mats, dust mops, wiping towels, restroom supplies and selected linen items. We also sell uniforms and other apparel items to customers in our direct sale programs. The existing North American rental market is approximately $7.0 billion, while the existing portion of the direct sale market targeted by us is approximately $5.0 billion.

Through internal growth and acquisitions, we have steadily expanded our operations into additional geographic markets. We have over 175 locations in North America and Europe. These locations service customers in 88 of the top 100 metropolitan markets (MSAs) in the United States and Canada, including all of the top 30 MSAs.

We target our marketing efforts towards customers and industries in geographic locations that are expanding and are in need of a corporate image, safety or facility services solutions. Our marketing efforts focus on providing innovative segmented solutions that feature proprietary products and processes to meet stringent customer needs. Further, we are dedicated to providing high levels of product quality, consistent customer-centric service through multiple sales channels and best in class program management abilities.

Customers, Products and Services

We serve over 175,000 customers, from Fortune 100 companies to small and midsize firms. No single customer represents more than 1.5% of our total revenues. We serve customers in virtually all industries, including automotive, warehousing, distribution, transportation, energy, manufacturing, food processing, pharmaceutical, semi-conductor, retail, restaurants, hospitality, and many others. Over 1.3 million people wear our uniforms every work day.

Our full-service business apparel and facility services programs provide rental or purchase options to meet varied customer needs including heavy-industrial, light-manufacturing, service businesses, corporate casual and executive apparel markets. In addition, we offer cleanroom garments and process control services to meet the needs of high-technology customers.

We believe that customers use branded identity apparel programs to meet a variety of critical business needs that enhance image and safety in the workplace, including:

- Organization safety and security – uniforms help identify employees working for a particular organization or department.
- Brand awareness – uniforms promote a company's brand identity and employees serve as "walking billboards."
- Image – uniforms help companies project a professional image through their employees and frame the perception of credibility, knowledge, trust and a commitment to quality to their customers. Uniformed employees are perceived as trained, competent and dependable.
- Employee retention – uniforms enhance worker esprit de corps and help build a teamwork attitude in addition to being a tangible employee benefit.
- Worker protection – uniforms help protect workers from difficult environments such as heavy soils, heat, flame or chemicals.
- Product protection – uniforms and facility services help protect products against sources of contamination in the food, pharmaceutical, electronics and health care industries.

We provide our apparel-rental customers with a full range of services and solutions. A consultative approach is used to advise and assist our customers in creating specialized solutions which include garment application decisions, setting service and distribution requirements and choosing the appropriate fabrics, styles and colors to meet their branding, identity and safety needs. We can quickly source and access new and used garments to provide rapid response as customer needs change due to increases, decreases or turnover in their work force. Professional cleaning, finishing, repair, embellishment and replacement of uniforms in use is a normal part of the rental service. Soiled uniforms are picked up at the customer's location and returned clean and in good condition on a service cycle frequency that meets the needs of the customer with all merchandise subject to a rigorous seven point inspection program. The most common service cycle provides for weekly service.

Uniform rental programs can provide significant customer advantages over ownership. Renting eliminates investment in uniforms; offers flexibility in styles, colors and quantities as customer requirements change; assures consistent image with professional cleaning, finishing, repair and replacement of items in use; and provides freedom from the operating, labor, energy and maintenance expense, environmental exposure and management time necessary to administer a uniform program or operate an in house laundry.

Our facility services programs provide a wide range of dust control, maintenance, hand care and hygiene products and services. They include several floor mat offerings (traction control, logo, message, scraper and anti-fatigue), dust, microfiber and wet mops, wiping towels, fender covers, selected linen items and several restroom hygiene products. These products support customers' efforts in maintaining a clean, safe and attractive environment within their facilities for their employees and customers.

We also offer direct sale of apparel through comprehensive uniform programs and through catalog programs. Comprehensive direct sale uniform programs to large national account customers are provided through our Lion Uniform Group (Lion). Lion serves many different industries and specializes in serving the security, transportation, airline and convenience store/retail industries. They handle all aspects of the uniform program, including design, sourcing, inventory management, distribution, embellishment, information reporting, customer service and program management. Direct sale and custom-embroidered logo apparel catalog programs are offered to meet customer branded identity needs. The direct sale catalog programs can be used for departments and/or customers that require highly customized and branded apparel particularly for customer facing employees, or for workers who don't start at the same location each day and need uniform apparel they can launder themselves. It can be a more economical approach for high turnover positions and can be used for employee rewards and recognition, trade shows or events or customer and vendor appreciation programs.

Acquisitions

Our industry is consolidating from many family owned and small local providers to several large providers. We are participating in this industry consolidation. Our rental acquisition strategy is focused on acquisitions that expand our geographic presence and/or expand our local market share and to further leverage our existing production facilities.

We made several small acquisitions in each of the past three fiscal years. The pro forma effects of these acquisitions, had they been acquired at the beginning of each fiscal year, were not material, either individually or in the aggregate. The total purchase consideration, including related acquisition costs of these transactions, were $63.8 million, $47.0 million and $11.5 million in fiscal 2008, 2007 and 2006, respectively. The total purchase price exceeded the estimated fair values of assets acquired and liabilities assumed by $51.7 million in fiscal 2008, $27.8 million in fiscal 2007 and $5.4 million in fiscal 2006.

Competition

Customers in the corporate identity apparel and facility services industry choose suppliers primarily based upon the quality, fit, comfort, price and breadth of products offered, the fit with their unique business environment and brand positioning needs, and the excellence of the service they receive. While we rank among the nation's largest garment rental suppliers, we encounter competition from many companies in the geographic areas we serve. Competitors include publicly held companies such as Cintas Corporation, UniFirst Corporation and others. We also compete with numerous regional and local businesses that vary by geographic region. We believe that we compete effectively in our lines of business because of the quality and breadth of our product line, innovative segmented marketing solutions for customers' unique needs, the service excellence we provide, and our proven ability as a trusted outsource partner. In addition, our competitors generally compete with us for acquisition candidates, which can reduce the number of acquisition candidates available to us.

Manufacturing and Suppliers

We manufactured approximately 55% of the uniform garments that we placed into service in fiscal 2008. These garments are manufactured primarily at our facility located in the Dominican Republic and, to a lesser degree, at two of our facilities in the United States. Various outside vendors are used to supplement our additional product needs, including garments, floor mats, dust mops, wiping towels, linens and related products. We are not aware of any circumstances that would limit our ability to obtain raw materials to support the manufacturing process or to obtain garments or other items to meet our customers' needs.

Environmental Matters

Our operations like those of our competitors are subject to various federal, state and/or local laws regulating the discharge of materials into the environment. This includes discharges into wastewater and air, and the generation, handling, storage, transportation and disposal of waste and hazardous substances. We generate modest amounts of waste in connection with our laundry operations, specifically detergent wastewater, wastewater sludge, waste oil and other residues. Some of these wastes are classified as hazardous wastes under these laws. We continue to make significant investments in properly handling and disposing of these wastes to ensure compliance with these regulations.

We discuss certain legal matters in this Annual Report on Form 10-K under Part I, "Item 3. Legal Proceedings" and under Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Litigation" and "Item 8. Financial Statements and Supplementary Data" in Note 9 entitled "Commitments and Contingencies" of "Notes to Consolidated Financial Statements." Any environmental liability relating to such matters could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal year, could be material to our results of operations or financial position. While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, legal matters and environmental contingencies based on information currently available and our best assessment of the ultimate amount and timing of environmental-related events, we believe that the cost of these environmental-related matters is not reasonably likely to have a material adverse effect on our results of operations or financial position. It is possible, however, that our future financial position or results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies, the imposition of additional clean-up obligations, the discovery of additional alleged contamination or other changes out of our control.

Employees

Our U.S. segment operations had approximately 7,800 employees as of June 28, 2008, which includes approximately 4,000 production employees and 3,800 sales, office, route and management personnel. Unions represent approximately 12% of our U.S. employees. Management believes its U.S. employee relations are satisfactory.

Our Canadian segment operations had approximately 1,800 employees as of June 28, 2008, which includes approximately 1,000 production employees and 800 sales, office, route and management personnel. Unions represent approximately 49% of our Canadian employees. Management believes Canadian employee relations are satisfactory.

Foreign and Domestic Operations

Financial information relating to foreign and domestic operations is set forth in Note 10 of our consolidated financial statements included in Item 8 of this Form 10-K.

Intellectual Property

We own a portfolio of registered trademarks, trade names and licenses, and certain U.S. and foreign process and manufacturing patents relating to our business. These proprietary properties, in the aggregate, constitute a valuable asset. Among these are the trademarks and trade names G&K Services®, G&K TeamWear®, G&K First Step® Facility Services, G&K ProSura™ food safety solutions, G&K ProTect™ personal safety protection, and G&K Exceed™ performance fabric brands, various logos and marketing themes and collateral. We do not believe, however, that our business is dependent upon any single proprietary property or any particular group of proprietary properties.

Seasonality and Working Capital

We do not consider our business to be seasonal to any extent or subject to any unusual working capital requirements.

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports are available free of charge, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. These reports are available on our website at http://www.gkservices.com. Information included on our website is not deemed to be incorporated into this Annual Report on Form 10-K.

Item 1A. Risk Factors

The statements in this section, as well as statements described elsewhere in this Annual Report on Form 10-K, or in other SEC filings, describe risks that could materially and adversely affect our business, financial condition and results of operations and the trading price of our securities. These risks are not the only risks that we face. Our business, financial condition and results of operations could also be materially affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.

In addition, this section sets forth statements which constitute our cautionary statements under the Private Securities Litigation Reform Act of 1995.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor from civil litigation for forward-looking statements. Forward-looking statements may be identified by words such as "estimates," "anticipates," "projects," "plans," "expects," "intends," "believes," "seeks," "could," "should," "may" and "will" or the negative versions thereof and similar expressions and by the context in which they are used. Such statements are based upon our current expectations and speak only as of the date made. These statements are subject to various risks, uncertainties and other factors that could cause actual results to differ from those set forth in or implied by this Annual Report on Form 10-K. Factors that might cause such a difference include, but are not limited to, the possibility of greater than anticipated operating costs, including energy costs, lower sales volumes, the performance and costs of integration of acquisitions or assumption of unknown liabilities in connection with acquisitions, fluctuations in costs of materials and labor, costs and possible effects of union organizing activities, loss of key management, uncertainties regarding any existing or newly-discovered expenses and liabilities related to environmental compliance and remediation, failure to achieve and maintain effective internal controls for financial reporting required by the Sarbanes-Oxley Act of 2002, the initiation or outcome of litigation or governmental investigation, higher assumed sourcing or distribution costs of products, the disruption of operations from catastrophic events, changes in federal and state tax laws and the reactions of competitors in terms of price and service. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made except as required by law.

Also note that we provide the following cautionary discussion of risks, uncertainties and assumptions relevant to our businesses. Actual results may differ from certain assumptions we have made causing actual events to vary from expected results. These are factors that, individually or in the aggregate, we think could cause our actual results to differ materially from expected and historical results. We note these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the following to be a complete discussion of all potential risks or uncertainties.

General economic factors may adversely affect our financial performance.

General economic conditions may adversely affect our financial performance. Higher levels of unemployment, inflation, tax rates and other changes in tax laws and other economic factors could adversely affect the demand for our products and services. Increases in labor costs, including healthcare and insurance costs, higher material costs for items such as linens and textiles, higher fuel and other energy costs, higher interest rates, inflation, higher tax rates and other changes in tax laws and other economic factors could increase our costs of rental and direct sales and selling and administrative expenses and could adversely affect our operating results.

Increased competition could adversely affect our financial performance.

We operate in highly competitive industries and compete with national, regional and local providers. Product, design, price, quality, service and convenience to the customer are the primary competitive elements in these industries. If existing or future competitors seek to gain or retain market share by reducing prices, we may be required to lower prices, which could be detrimental to our operating results. Our competitors also generally compete with us for acquisition candidates, which can increase the price for acquisitions and reduce the number of available acquisition candidates. In addition, our customers and prospects may decide to perform certain services in-house instead of outsourcing such services.

These competitive pressures could adversely affect our sales and operating results.

Risks associated with the suppliers from whom our products are sourced could adversely affect our operating results.
The products we sell are sourced from a wide variety of domestic and international suppliers. Global sourcing of many of the products we sell is an important factor in our financial performance. All of our suppliers must comply with applicable laws, including labor and environmental laws, and otherwise be certified as meeting our required supplier standards of conduct. Our ability to find qualified suppliers who meet our standards, and to access products in a timely and efficient manner is a significant challenge, especially with respect to suppliers located and goods sourced outside the United States. Political and economic stability in the countries in which foreign suppliers are located, the financial stability of suppliers, suppliers' failure to meet our supplier standards, labor problems experienced by our suppliers, the availability of raw materials to suppliers, currency exchange rates, transport availability and cost, inflation and other factors relating to the suppliers and the countries in which they are located are beyond our control. In addition, United States and Canadian foreign trade policies, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, the limitation on the importation of certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade are beyond our control. These and other factors affecting our suppliers and our access to products could adversely affect our operating results.

Compliance with environmental laws and regulations could result in significant costs that adversely affect our operating results.
Our operating locations are subject to stringent environmental laws and regulations relating to the protection of the environment and health and safety matters, including those governing discharges of pollutants to the air and water, the management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. The operation of our businesses entails risks under environmental laws and regulations. We could incur significant costs, including clean-up costs, fines and sanctions and claims by third parties for property damage and personal injury, as a result of violations or liabilities under these laws and regulations. We could also be required as a result of violations of these laws and regulations to reduce or cease use of certain equipment and limit or stop production at certain facilities. These consequences could have a material adverse affect on our results of operations and financial condition and on our customer relationships. We are currently involved in a limited number of legal matters and remedial investigations and actions at various locations. While it is impossible to ascertain the ultimate legal and financial liability with respect to contingent liabilities, including lawsuits, legal matters and environmental contingencies, based on information currently available and our best assessment of the ultimate amount and timing of environmental-related events, we believe that the cost of these environmental-related matters are not reasonably likely to have a material adverse effect on our results of operations or financial position. It is possible, however, that our future financial position or results of operations for any particular future period could be materially affected by changes in our assumptions or strategies related to these contingencies, the imposition of additional clean-up obligations, the discovery of additional alleged contamination or changes out of our control. In addition, potentially significant expenditures could be required to comply with environmental laws and regulations, including requirements that may be adopted or imposed in the future.

Under environmental laws, an owner or operator of real estate may be required to pay the costs of removing or remediating hazardous materials located on or emanating from property, whether or not the owner or operator knew of or was responsible for the presence of such hazardous materials. While we regularly engage in environmental due diligence in connection with acquisitions, we can give no assurance that locations that have been acquired or leased have been operated in compliance with environmental laws and regulations during prior periods or that future uses or conditions will not make us liable under these laws or expose us to third-party actions, including tort suits.

From time to time we are subject to legal proceedings that may adversely affect our financial condition and operating results.
From time to time we are party to various litigation claims and legal proceedings. Certain of these lawsuits or potential future lawsuits, if decided adversely to us or settled by us, may result in a liability that is material to our financial condition and operating results. We discuss these lawsuits and other litigation to which we are party in greater detail below under the caption "Item 3. Legal Proceedings" and under Part II, "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" under "Litigation" and "Item 8. Financial Statements and Supplementary Data" in Note 9 entitled "Commitments and Contingencies" of "Notes to Consolidated Financial Statements."

Risks associated with our acquisition policy could adversely affect our operating results.
Historically, a portion of our growth has come from acquisitions. We continue to evaluate opportunities for acquiring businesses that may supplement our internal growth. However, there can be no assurance that we will be able to identify and purchase suitable organizations. In addition, the success of any acquisition depends in part on our ability to integrate the acquired company. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of our management's attention and our financial and other resources. Although we conduct due diligence investigations prior to each acquisition, there can be no assurance that we will discover all operational deficiencies or material liabilities of an acquired business for which we may be responsible as a successor owner or operator. The failure to successfully integrate these acquired businesses or to discover such liabilities could adversely affect our operating results.

Increases in fuel and energy costs could adversely affect our results of operations and financial condition.
The price of fuel and energy needed to run our vehicles and equipment is unpredictable and fluctuates based on events beyond our control, including geopolitical developments, supply and demand for oil and gas, actions by

OPEC and other oil and gas producers, war, terrorism and unrest in oil producing countries, regional production patterns, limits on refining capacities, natural disasters and environmental concerns. Increases in fuel and energy costs could adversely affect our results of operations and financial condition.

Our Canadian, Dominican Republic and Ireland operations are influenced by currency fluctuations and other risks that could have an adverse effect on our results of operations and financial condition.

Certain of our foreign revenues and operating expenses are transacted in local currencies. Therefore, our results of operations and certain receivables and payables are subject to foreign exchange rate fluctuations.

If we are unable to preserve positive labor relationships or we become the target of labor unionization campaigns, any resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products.

Significant portions of our Canadian labor force are unionized, and a lesser portion of United States employees are unionized. Competitors within our industry have been the target of unionization campaigns by multiple labor unions. While we believe that our Canadian and domestic employee relations are satisfactory, we could experience pressure from labor unions or become the target of campaigns similar to those faced by our competitors. If we do encounter pressure from labor unions, any resulting labor unrest could disrupt our business by impairing our ability to produce and deliver our products and services. In addition, significant union representation would require us to negotiate with many of our employees collectively and could adversely affect our results by restricting our ability to maximize the efficiency of our operations.

If we are unable to attract and retain employees our results of operations could be adversely impacted.

Our ability to attract and retain employees is important to our operations. Our ability to expand our operations is in part impacted by our ability to increase our labor force. In the event of a labor shortage, or in the event of a change in prevailing labor and/or immigration laws, we could experience difficulty in delivering our services in a high-quality or timely manner and we could be forced to increase wages in order to attract and retain employees, which would result in higher operating costs.

Loss of our key management or other personnel could adversely impact our business.

Our success is largely dependent on the skills, experience and efforts of our senior management and certain other key personnel. If, for any reason, one or more senior executives or key personnel were not to remain active in our company, our results of operations could be adversely affected.

Unexpected events could disrupt our operations and adversely affect our operating results.

Unexpected events, including fires at facilities, natural disasters such as hurricanes and tornados, war or terrorist activities, unplanned utility outages, supply disruptions, failure of equipment or systems or changes in laws and/or regulations impacting our business, could adversely affect our operating results. These events could result in disruption of customer service, physical damage to one or more key operating facilities, the temporary closure of one or more key operating facilities or the temporary disruption of information systems.

Failure to achieve and maintain effective internal controls could adversely affect our business and stock price.

Effective internal controls are necessary for us to provide reliable financial reports. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. While we continue to evaluate our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. If we fail to maintain the adequacy of our internal controls or if we or our independent registered public accounting firm were to discover material weaknesses in our internal controls, as such standards are modified, supplemented or amended, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Failure to achieve and maintain an effective internal control environment could cause us to be unable to produce reliable financial reports or prevent fraud. This may cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We occupy approximately 175 facilities located in the United States, Canada, the Dominican Republic and Ireland. These facilities include our processing, branch, garment manufacturing, distribution and administrative support locations. We clean and supply rental items principally from approximately 70 industrial garment, cleanroom garment, dust control and linen supply plants located in 51 cities in the United States, 11 cities in Canada and one city in Ireland. We own approximately 75% of our processing facilities, each of which average over 43,000 square feet in size.

Item 3. Legal Proceedings

We are involved in a variety of legal actions relating to personal injury, employment, environmental and other legal matters that arise in the normal course of business. These legal actions include lawsuits that challenge the practice of charging for certain environmental services on invoices. This lawsuit was settled in fiscal year 2006 and is presently being administered. We are party to certain additional legal matters described below.

On August 23, 2007, the Wisconsin Department of Natural Resources (WDNR) issued a Notice of Violation (NOV) for alleged air permit violations at our Green Bay facility. The NOV alleged violations generally pertaining to washing and drying practices, the height of exhaust stacks, and recordkeeping requirements. Our representatives met with the WDNR on September 20, 2007 and again earlier this year. We believe that all of the operational issues alleged by the WDNR have been addressed. Nonetheless, on July 24, 2008, the WDNR advised us that it has referred this matter to the Wisconsin Department of Justice for possible filing of a civil complaint. The Wisconsin Department of Justice has informed us that it intends to file a civil complaint against us seeking certain forfeitures, penalties, costs and other remedies unless the matter can be resolved to its satisfaction. We will work in good faith with the Wisconsin Department of Justice to address this matter.

On April 9, 2008, pursuant to a complaint filed in Superior Court, Judicial District of Hartford in the State of Connecticut on April 8, 2008 by the Commissioner of Environmental Protection of the State of Connecticut against us (the "Complaint"), the Commissioner of Environmental Protection of the State of Connecticut secured a temporary injunction in Superior Court in the State of Connecticut against us, prohibiting us from laundering shop or printer towels at our Waterbury, Connecticut facility, requiring us to cease use of certain related equipment, and requiring us to comply with certain throughput limits prescribed in permits previously issued to us by the State of Connecticut relative to this facility. The Commissioner alleges that our operations at this facility violate certain previously issued permits and/or that we are operating this facility in the absence of certain required permits. The Commissioner is also seeking in its Complaint certain penalties and other remedies. Any violation of the temporary injunction by us would subject us to monetary penalties. We are and will continue to conduct our Waterbury, Connecticut facility in strict accordance with the terms of the temporary injunction, and we will continue to work in good faith with the Connecticut Department of Environmental Protection to resolve this matter, including with respect to any amounts which may be payable.

By letter dated June 25, 2008, the U.S. Environmental Protection Agency (EPA) notified us that it is preparing to bring an administrative enforcement action against us in connection with alleged violations of the Resource Conservation and Recovery Act at our facilities in Pittsburg, California and Santa Fe Springs, California. The alleged violations generally pertain to two tanks used to store recovered solvent, and to various training, reporting and contingency-planning requirements. The EPA also provided us with its letter containing (a) a list of alleged violations of California's hazardous waste management requirements at the Pittsburg facility, and (b) hazardous-waste management recommendations made by Contra Costa Health Services following a March 27, 2008 inspection of the Pittsburg facility. We immediately engaged an outside environmental consultant and are currently working to address each of the deficiencies alleged by EPA and California authorities.

On March 5, 2008, we were advised by the United States Securities and Exchange Commission that it is conducting an informal investigation of G&K Services, Inc. We believe this matter stems from a dispute with a former location general manager primarily related to our internal budgeting and incentive compensation program. The dispute with this former employee was previously resolved to the parties' satisfaction.

The correspondence received from the SEC states that it has not concluded that anyone has broken the law and that the investigation does not mean the SEC has a negative opinion of any person, entity or security. We have responded to all of the SEC's requests for documents received to date and have received no further inquiries. We will continue to cooperate fully with the SEC in working through this matter. While we cannot predict the outcome of this matter, at the current time we do not expect it to have a material adverse effect on our results of operation or financial position.

Currently, none of these legal actions are expected to have a material adverse effect on our results of operations or financial position.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of our security holders during the fourth quarter of fiscal 2008.

Item 5. Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A Common Stock is quoted on the Global Select Market of The NASDAQ Stock Market LLC under the symbol "GKSR." The following table sets forth the high and low reported sales prices for the Class A Common Stock as quoted on the Global Select Market of The NASDAQ Stock Market LLC, for the periods indicated.

	Fiscal 2008		Fiscal 2007	
	High	Low	High	Low
1st Quarter	$42.00	$35.41	$37.12	$31.12
2nd Quarter	44.46	37.31	40.06	35.67
3rd Quarter	40.90	34.69	39.99	35.49
4th Quarter	36.66	28.08	39.95	34.81

As of August 18, 2008, we had 845 registered holders of record of our common stock.

We paid dividends of $4.0 million in fiscal 2008, $3.4 million in fiscal 2007 and $1.5 million in fiscal 2006. Dividends per share were $0.20, $0.16 and $0.07 in fiscal years 2008, 2007 and 2006, respectively. We anticipate dividends in fiscal year 2009 to increase from $0.20 to $0.28 per share, which will result in an estimated total dividend of $5.2 million in fiscal year 2009. Our debt agreements contain restrictive covenants, which, among other things, could limit the payment of cash dividends we declare during any fiscal year under specific circumstances.

The following table sets forth certain information as of June 28, 2008 with respect to equity compensation plans under which securities are authorized for issuance:

Plan category[1]	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (A)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (B)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by security holders:			
2006 Equity Incentive Plan[2]	445,002	$40.28	1,369,677
Employee Plans[3]	1,170,784	35.72	–
1996 Directors' Stock Option Plan	54,000	36.07	–
Total:	1,669,786	$36.95	1,369,677
Equity compensation plans not approved by stockholders:			
None	–	–	–
Total	1,669,786	$36.95	1,369,677

[1] See Note 6 to our audited financial statements included in the accompanying financial statements.
[2] Approved at the November 16, 2006 shareholder meeting.
[3] Includes our 1989 Stock Option and Compensation Plan and 1998 Stock Option and Compensation Plan.

Issuer Purchase of Equity Securities:

The table below sets forth information regarding repurchases we made of our common stock during the periods indicated.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan[1]	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plan
March 30 – May 3, 2008	–	$ –	–	$21,381,867
May 4 – May 31, 2008	522,600	$32.71	522,600	$79,269,548
June 1 – June 28, 2008	155,347	$34.05	155,347	$73,974,723

[1] We plan to repurchase shares from time to time in open market, privately negotiated or other transactions in accordance with applicable securities laws. The timing and the amount of the repurchases will be determined by us based on our evaluation of market conditions, share price and other factors.

In May 2008, we announced the authorization to expand our share repurchase program from $100.0 million to $175.0 million, which increases the share repurchase program previously approved by our Board of Directors in May 2007. Under the program we repurchased 2,469,682 shares totaling $92.1 million during fiscal 2008 and 232,000 shares totaling $8.9 million during fiscal 2007. Cash spent on the repurchase of shares totaled $93.1 million during fiscal 2008 and $7.9 million during fiscal 2007. The amount of cash expended for fiscal 2007 excludes $1.0 million for shares purchased on June 29, 2007, but due to timing, the $1.0 million cash payment was made on July 2, 2007. At the end of June 2008, we had $74.0 million remaining under this authorization.

Stockholder Return Performance Graph

The following graph compares the cumulative total return on $100 invested in our Common Stock, the Standard and Poor's ("S&P") 500 Stock Index and a nationally recognized group of companies in the uniform services industry (the "Peer Index") for the past five years. The companies included in the Peer Index are Angelica Corporation, Cintas Corporation, and UniFirst Corporation.

The graph illustrates the cumulative values at the end of each succeeding fiscal year resulting from the change in the stock price, assuming a dividend reinvestment.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
June 2008
$180
160
140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
G&K SVCS A
S&P 500 Index - Total Return
Peer Group

Chart Provided by Zack's Investment Research, Inc.

Item 6. Selected Financial Data

The following table sets forth certain selected financial data. All amounts are in millions, except per share data.

	2008	2007	2006	2005	2004
Revenues	**$1,002.4**	$929.5	$880.8	$788.8	$733.4
Net Income	**46.1**	43.2	41.9	38.2	33.6
Per Share Data:					
Basic earnings per share	**2.29**	2.03	1.98	1.82	1.62
Diluted earnings per share	**2.27**	2.02	1.97	1.78	1.61
Dividends per share	**0.20**	0.16	0.07	0.07	0.07
Total Assets	**1,053.2**	991.8	951.1	903.2	802.7
Long-Term Debt	**280.4**	149.0	195.4	210.5	184.3
Stockholders' Equity	**557.5**	592.0	547.4	479.8	429.5

Fiscal Year: We utilize a 52-53 week fiscal year ending on the Saturday nearest June 30. Fiscal 2004 was a 53-week year.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes thereto which are included herein. We utilize a 52-53 week fiscal year ending on the Saturday nearest June 30.

Overview

G&K Services, Inc., founded in 1902 is headquartered in Minnetonka, Minnesota, is a market leader in providing branded identity apparel and facility services programs that enhance image and safety in the workplace. We serve a wide variety of North American industrial, service and high-technology companies providing them with rented uniforms and facility services products such as floor mats, dust mops, wiping towels, restroom supplies and selected linen items. We also sell uniforms and other apparel items to customers in our direct sale programs. The North American rental market is approximately $7.0 billion, while the portion of the direct sale market targeted by us is approximately $5.0 billion.

Our industry continues to consolidate from many family owned and small local providers to several large providers. We are participating in this industry consolidation. Our rental acquisition strategy is focused on acquisitions in the rental and direct sale businesses that expand our geographic presence and/or expand our local market share and further leverage our existing plants. In fiscal year 2008, we made several small acquisitions with aggregate purchase prices of $63.8 million.

In June 2007, we entered into a strategic agreement with Dockers® San Francisco, a market leader in men's and women's apparel to exclusively represent Dockers® apparel in North America as part of our direct sale and rental apparel offering for the uniform industry.

In fiscal 2008, revenue grew to $1,002.4 million, up 7.8% over the prior year as a result of organic growth, acquisitions and strengthening Canadian dollar. Our fiscal 2008 net income grew by 6.7% to $46.1 million which reflects leveraging existing infrastructures to achieve improved results, offset by cost pressures including energy costs.

Critical Accounting Policies

The discussion of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in conformity with United States generally accepted accounting principles. As such, management is required to make certain estimates, judgments and assumptions that are believed to be reasonable based on the information available. These estimates and assumptions affect the reported amount of assets and liabilities, revenues and expenses, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, the most important and pervasive accounting policies used and areas most sensitive to material changes from external factors. See Note 1 to the consolidated financial statements for additional discussion of the application of these and other accounting policies.

Revenue Recognition and Allowance for Doubtful Accounts

Our rental operation business is largely based on written service agreements whereby we agree to collect, launder and deliver uniforms and other related products. The service agreements provide for weekly billing upon completion of the laundering process and delivery to the customer. Accordingly, we recognize revenue from rental operations in the period in which the services are provided. Revenue from rental operations also includes billings to customers for lost or damaged merchandise. Direct sale revenue is recognized in the period in which the product is shipped. Estimates are used in determining the collectibility of billed accounts receivable. Management analyzes specific accounts receivable and historical bad debt experience, customer credit worthiness, current economic trends and the age of outstanding balances when evaluating the adequacy of the allowance for doubtful accounts. Significant management judgments and estimates are used in connection with establishing the allowance in any accounting period. While we have been consistent in applying our methodologies, and in making our estimates over the past three fiscal years, material differences may result in the amount and timing of bad debt expense recognition for any given period if management makes different judgments or utilizes different estimates.

Inventories

Inventories consist of new goods and rental merchandise in service. We estimate our reserves for inventory obsolescence by periodically examining our inventory to determine if there are indicators that carrying values exceed the net realizable value. Experience has shown that significant indicators that could require the need for additional inventory write-downs are the age of the inventory, anticipated demand for our products, historical inventory usage, revenue trends and current economic conditions. While we believe that adequate reserves for inventory obsolescence have been made in the consolidated financial statements, product lines and customer requirements may change and we could experience additional inventory write-downs in the future. New goods are stated at lower of first-in, first-out (FIFO) cost or market, net of any reserve for obsolete or excess inventory. Merchandise placed in service to support rental operations is amortized into cost of rental operations over the estimated useful lives of the underlying inventory items, primarily on a straight-line basis, which results in a matching of the cost of the merchandise with the weekly rental revenue generated by merchandise. Estimated lives of rental merchandise in service range from nine months to three years. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise.

Goodwill, Intangibles and Other Long-Lived Assets

As required under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill is separately disclosed from other intangible assets on the balance sheet and no longer amortized. SFAS 142 also requires that companies test goodwill for impairment on an annual basis and when events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit to which goodwill is assigned below its carrying amount. Our evaluation follows the two step impairment test prescribed by SFAS 142. First we assess whether the fair value of the reporting unit exceeds the carrying amount of the unit including goodwill. Our evaluation considers changes in the operating environment, competitive position, market trends, operating performance, quoted market prices for our equity securities and fair value models and research prepared by independent analysts. If the carrying amount of a reporting unit exceeded its fair value, we would perform a second test to measure the amount of impairment loss, if any. Management completes its annual impairment tests in the fourth quarter of each fiscal year. There have been no impairments of goodwill in fiscal 2008, 2007 or 2006. Future events could cause management to conclude that impairment indicators exist and that goodwill and other intangibles associated with acquired businesses are impaired. Any resulting impairment loss could have a material impact on our financial condition and results of operations.

Property, plant and equipment and definite-lived intangible assets are depreciated or amortized over their useful lives. Useful lives are based on management estimates of the period that the assets will add value. Long-lived assets and definite-lived intangible assets are evaluated for impairment whenever events and circumstances indicate an asset may be impaired. There have been no material write-downs of any long-lived assets or definite-lived intangible assets in fiscal 2008, 2007 or 2006.

Insurance

We self-insure for certain obligations related to health, workers' compensation and auto and general liability programs. We purchase excess of loss insurance policies to protect us from catastrophic losses. Estimates are used in determining the potential liability associated with reported claims and for losses that have occurred, but have not been reported. Management estimates generally consider historical claims experience, escalating medical cost trends, expected timing of claim payments and actuarial analyses provided by third parties. Changes in the cost of medical care, our ability to settle claims and the present value estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Income Taxes

Provisions for federal, state, and foreign income taxes are calculated based on reported pre-tax earnings and current tax law. Significant judgment is required in determining income tax provisions and evaluating tax positions. We periodically assess our liabilities and contingencies for all periods that are currently open to examination or have not been effectively settled based on the most current available information. Where it is not more likely than not that our tax position will be sustained, we record our best estimate of the resulting tax liability and any applicable interest and penalties in the consolidated financial statements.

Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that the changes are enacted. We record valuation allowances to reduce deferred tax assets when it is more likely than not that some portion of the asset may not be realized. We evaluate our deferred tax assets and liabilities on a periodic basis. We believe that we have adequately provided for our future tax obligations based upon current facts, circumstances and tax law.

Results of Operations

The percentage relationships to revenues of certain income and expense items for the three fiscal years ended June 28, 2008, June 30, 2007 and July 1, 2006, and the percentage changes in these income and expense items between years are presented in the following table:

	Percentage of Revenues Years Ended			Percentage Change Between Years	
	Fiscal 2008	Fiscal 2007	Fiscal 2006	FY 2008 vs. FY 2007	FY 2007 vs. FY 2006
Revenues:					
Rental operations	**92.4%**	91.2%	91.0%	**9.2%**	5.8%
Direct sales	**7.6**	8.8	9.0	**(6.7)**	3.2
Total revenues	**100.0**	100.0	100.0	**7.8**	5.5
Operating expenses:					
Cost of rental operations	**67.6**	67.9	68.8	**8.9**	4.4
Cost of direct sales	**72.6**	72.1	71.7	**(6.1)**	3.8
Total cost of sales	**68.0**	68.3	69.0	**7.5**	4.3
Selling and administrative	**22.9**	23.2	22.5	**6.6**	9.0
Income from operations	**9.0**	8.5	8.5	**14.1**	6.0
Interest expense	**1.6**	1.5	1.5	**11.8**	5.1
Income before income taxes	**7.5**	7.0	7.0	**14.5**	6.2
Provision for income taxes	**2.9**	2.4	2.2	**29.8**	12.6
Net income	**4.6%**	4.6%	4.8%	**6.7%**	3.2%

Fiscal 2008 Compared to Fiscal 2007

Fiscal Years. We operate on a fiscal year ending on the Saturday closest to June 30. As a result, we will periodically have a fiscal year with 53 weeks of results. Fiscal years 2008 and 2007 both had 52 weeks.

Revenues. Total revenues in fiscal 2008 rose 7.8% to $1,002.4 million from $929.5 million in fiscal 2007.

Rental revenue was up $78.4 million in fiscal 2008, a 9.2% increase over fiscal 2007. The organic industrial rental growth rate was approximately 3.00%, a decrease from approximately 4.00% in fiscal 2007. Organic rental growth resulted from increased new account sales and route performance, offset by an increase in economic-driven customer attrition and softness in overall employment levels. The organic rental growth rate is calculated using rental revenue, adjusted for foreign currency exchange rate changes and revenue from newly acquired businesses compared to prior-period results. We believe that the organic rental growth rate reflects the growth of our existing rental business and is therefore useful in analyzing our financial condition and results of operations.

Direct sale revenue was $76.6 million in fiscal 2008, a 6.7% decrease from $82.1 million in fiscal 2007. The organic direct sale growth rate was approximately negative 9.50% in fiscal year 2008 compared to positive 2.00% in fiscal year 2007. Direct sale revenue was negatively impacted by a contract with a major customer that was not renewed and by overall softness in the economy.

Cost of Rental. Cost of rental operations which includes merchandise, production and delivery expenses increased 8.9% to $626.3 million in fiscal 2008 from $575.3 million in fiscal 2007. Gross margin from rental sales increased to 32.4% in fiscal 2008 from 32.1% in the prior year. The increase in gross margins resulted from leveraging our growth in rental business, decreased merchandise and production costs, offset by higher energy costs particularly in the fourth quarter of fiscal year 2008.

Cost of Direct Sales. Cost of direct sales decreased to $55.6 million in fiscal 2008 from $59.2 million in fiscal 2007. Gross margin from direct sales decreased slightly in fiscal 2008 to 27.4% from 27.9% in fiscal 2007. The slight decrease in gross margin is due to expenses associated with the implementation of a new computer system and the impact of fixed cost absorption associated with lower direct sales volume.

Selling and Administrative. Selling and administrative expenses increased 6.6% to $230.0 million in fiscal 2008 from $215.7 million in fiscal 2007. As a percentage of total revenues, selling and administrative expenses decreased to 22.9% in fiscal 2008 from 23.2% in fiscal 2007. The improvement is the result of leveraging existing infrastructure to support increased sales and efficiencies gained through the rollout of our handheld technology throughout our route delivery organization and other productivity measures. These improvements were partially offset by costs associated with fires at two production facilities as well as higher bad debt expense associated with certain customer insolvencies.

Interest Expense. Interest expense was $15.5 million in fiscal 2008 as compared to $13.9 million in fiscal 2007. The increase was due primarily to increased borrowings to fund our share repurchase program, offset by lower interest rates.

Provision for Income Taxes. Our effective tax rate for fiscal 2008 increased to 38.5% from 34.0% in fiscal 2007. This increase is the result of larger reversals in the prior year of tax reserves that were no longer required due to the expiration of certain statutes and the resolution of certain tax matters.

Fiscal 2007 Compared to Fiscal 2006

Fiscal Years. We operate on a fiscal year ending on the Saturday closest to June 30. As a result, we will periodically have a fiscal year with 53 weeks of results. Fiscal years 2007 and 2006 both had 52 weeks.

Revenues. Total revenues in fiscal 2007 rose 5.5% to $929.5 million from $880.8 million in fiscal 2006.

Rental revenue was up $46.2 million in fiscal 2007, a 5.8% increase over fiscal 2006. The organic industrial rental growth rate was approximately 4.00%, an improvement from 3.50% in fiscal 2006. The increase is primarily due to growth of new account sales, improved customer retention and improved pricing controls. The organic rental growth rate is calculated using rental revenue, adjusted for foreign currency exchange rate changes and revenue from newly acquired businesses compared to prior-period results. We believe that the organic rental growth rate better reflects the growth of our existing rental business and is therefore useful in analyzing our financial condition and results of operations.

Direct sale revenue was $82.1 million in fiscal 2007, a 3.2% increase over $79.6 million in fiscal 2006, largely due to the impact of the Lion Uniform Group. The organic direct sale growth rate was approximately 2.00% in fiscal year 2007 compared to 34.50% in fiscal year 2006. The decrease in organic growth was due almost entirely to the installation of a new uniform program with a major customer in our Lion Uniform Group in fiscal year 2006 that did not reoccur in fiscal year 2007.

Cost of Rental. Cost of rental operations which includes merchandise, production and delivery expenses increased 4.4% to $575.3 million in fiscal 2007 from $551.1 million in fiscal 2006. Gross margin from rental sales increased to 32.1% in fiscal 2007 from 31.2% in the prior year. The increase in gross margins resulted from leveraging our revenue growth as well an improvement in our merchandise costs in fiscal year 2007.

Cost of Direct Sales. Cost of direct sales increased to $59.2 million in fiscal 2007 from $57.1 million in fiscal 2006. Gross margin from direct sales decreased slightly in fiscal 2007 to 27.9% from 28.3% in fiscal 2006. The slight decrease in gross margin is due to a combination of increased compensation costs and increased customer fulfillment and shipping costs at our Lion Uniform Group. These costs increased primarily due to the expiration of a cost sharing arrangement between Lion Uniform Group and a third party at the end of fiscal 2006.

Selling and Administrative. Selling and administrative expenses increased 9.0% to $215.7 million in fiscal 2007 from $197.8 million in fiscal 2006. As a percentage of total revenues, selling and administrative expenses increased to 23.2% in fiscal 2007 from 22.5% in fiscal 2006. The increase in expense is due to the expansion of our sales force and the continued rollout of our information technology initiatives. These increases were partially offset by lower administrative expenses due to office productivity savings driven by our handheld initiative, leverage due to improved revenue growth and lower retirement plan and workers' compensation expenses.

Interest Expense. Interest expense was $13.9 million in fiscal 2007 as compared to $13.2 million in fiscal 2006. The increase was due primarily to higher interest rates and slightly higher debt levels during fiscal year 2007. The increase in debt was driven by our acquisitions, offset by continued strong cash flow.

Provision for Income Taxes. Our effective tax rate for fiscal 2007 increased to 34.0% from 32.1% in fiscal 2006. This increase is the result of higher pretax income that is taxed at our statutory rate and large reversals in the prior year of tax reserves that were no longer required due to the expiration of certain statutes.

Liquidity, Capital Resources and Financial Condition

Financial Condition. We believe our financial condition is strong. In assessing our financial condition, we consider factors such as working capital, cash flows provided by operations, capital expenditures, and debt service obligations. We continue to fund our growth through a combination of cash flow from operations and debt financing. We have approximately $153.7 million of available capacity under our revolving credit facility. We believe we have sufficient access to capital markets to fund our anticipated growth and potential acquisitions.

Our primary sources of cash are net cash flows from operations and borrowings under our debt arrangements. Primary uses of cash are interest payments on indebtedness, capital expenditures, acquisitions, share repurchases and general corporate purposes.

Working capital at June 28, 2008 was $169.3 million, a $55.8 million increase from $113.5 million at June 30, 2007. This increase is primarily due to the renewal of a credit facility in the first quarter of fiscal 2008, which resulted in a reclassification of $58.0 million from current maturities of long term debt.

Operating Activities. Net cash provided by operating activities was $103.1 million in fiscal 2008, $80.4 million in fiscal 2007 and $69.5 million in fiscal 2006. Cash provided by operations increased in fiscal year 2008 primarily as a result of increased collections on accounts receivable and improved management of accounts payable as well as higher net income. Cash provided by operations in fiscal year 2007, increased as a result of higher net income and our focus on inventory management partially offset by increased payments on payables. In fiscal 2006, cash provided by operations was positively impacted by a higher net income, and timing of payments on our accounts payable and accruals which were partially offset by increased expenditures on inventory.

Investing Activities. Net cash used for investing activities was $94.1 million in fiscal 2008, $81.2 million in fiscal 2007 and $45.4 million in fiscal 2006. In fiscal 2008, 2007 and 2006 cash was largely used for acquisition of business assets and acquisition of property, plant and equipment.

Financing Activities. Financing activities used cash of $19.4 million in fiscal 2008, provided cash of $3.7 million in fiscal 2007 and used cash of $20.6 million in fiscal 2006. Cash used for financing activities in fiscal 2008 was primarily the result of cash expended for our common stock share repurchase program, partially offset by net borrowings under our credit facilities. Cash provided in fiscal 2007, was primarily the result of borrowings under our credit facilities partially offset by our repurchase of shares of our common stock and repayments on our long term debt. Cash used in fiscal 2006, was primarily for the repayments of debt. We paid dividends of $4.0 million in fiscal 2008, $3.4 million in fiscal 2007 and $1.5 million in fiscal 2006. Dividends per share were $0.20, $0.16, and $0.07 in fiscal years 2008, 2007 and 2006, respectively. We anticipate dividends in fiscal year 2009 to increase from $0.20 to $0.28 per share, which will result in an estimated total dividend of $5.2 million in fiscal year 2009.

Capital Structure. Total debt was $288.3 million at June 28, 2008, an increase of $73.5 million from the prior year balance of $214.8 million. This increase was primarily due to our share repurchase program and acquisition activity. The ratio of debt to capitalization (total debt divided by the sum of the stockholder's equity plus total debt) was 34.1% at fiscal year end 2008 and 26.6% at fiscal year end 2007.

While cash flows could be negatively affected by a decrease in revenues, we do not believe that our revenues are highly susceptible in the short term to rapid changes within our industry. Consequently, we believe that we will fund all of the cash requirements which are reasonably foreseeable for fiscal 2009, including scheduled debt repayments, new investments in the business, share repurchases, dividend payments, and possible business acquisitions, from operating cash flow and our revolving credit facility.

We maintain a revolving credit facility of $325.0 million expiring August 31, 2010. As of June 28, 2008, borrowings outstanding under the revolving credit facility were $150.5 million at rates ranging from 0.55% to 1.50% over the London Interbank Offered Rate ("LIBOR"). Borrowings under this facility are unsecured. The unused portion of the revolver may be used for general corporate purposes, acquisitions, share repurchases, working capital needs and to provide up to $50.0 million in letters of credit. As of June 28, 2008, letters of credit outstanding against the revolver were $20.8 million which primarily relate to our property and casualty insurance programs. No amounts have been drawn upon these letters of credit.

Borrowings under the revolving credit facility bear interest at 0.55% to 1.50% over the LIBOR, or the Canadian prime rate for Canadian borrowings, based on a leverage ratio calculated on a quarterly basis. Advances outstanding as of June 28, 2008 bear interest at an all-in rate of 3.63% (LIBOR plus 0.88%). We also pay a fee on the unused daily balance of the revolving credit facility based on a leverage ratio calculated on a quarterly basis.

We have $75.0 million of variable rate unsecured private placement notes. The notes bear interest at 0.60% over LIBOR and are scheduled to mature on June 30, 2015. The notes do not require principal payments until maturity. Interest payments are reset and paid on a quarterly basis. As of June 28, 2008, the outstanding balance of the notes was $75.0 million at an all-in rate of 3.30% (LIBOR plus 0.60%).

We maintain a loan agreement whereby the lender will make loans to us on a revolving basis up to $60.0 million. The agreement has a termination date of October 21, 2010. We are required to pay interest on outstanding loan balances at a rate per annum of one month LIBOR plus a margin or, if the lender is funding the loan through the issuance of commercial paper to third parties, at a rate per annum equal to a margin plus the average annual interest rate for such commercial paper. In connection with the loan agreement, we granted a first priority security interest in certain of our U.S. based receivables. The amount of funds available under the loan agreement will be based on the amount of eligible receivables less various reserve requirements. We used the net proceeds of this loan to reduce indebtedness under our unsecured credit facilities. At June 28, 2008, there was $40.0 million outstanding under the agreement at an all-in interest rate of 2.85% (commercial paper plus 0.43%). We also pay a fee on the unused balance of the facility.

We have $50.0 million, 8.4% unsecured private placement notes with certain institutional investors. The 10-year notes have a nine-year average life with a final maturity on July 20, 2010. Beginning on July 20, 2004, and annually thereafter to maturity, we will repay $7.1 million of the principal amount at par. As of June 28, 2008, there was $21.4 million outstanding under the notes.

The credit facilities, loan agreements, fixed rate notes and variable rate notes contain various restrictive covenants that among other matters require us to maintain a minimum stockholders' equity and a maximum leverage ratio. These debt arrangements also contain customary representations, warranties, covenants and indemnifications. At June 28, 2008, we were in compliance with all debt covenants and only a material adverse change in our financial performance and condition could result in a potential event of default. In the unlikely situation that an event of default would be imminent, we believe that we would be able to successfully negotiate amended covenants or obtain waivers; however, certain financial concessions might be required.

Our results of operations and financial condition could be adversely affected if amended covenants or waivers in acceptable terms could not be successfully negotiated.

Cash Obligations. Under various agreements, we are obligated to make future cash payments in fixed amounts. These include payments under the variable rate term loan and revolving credit facility, the fixed rate term loan, capital lease obligations and rent payments required under non-cancelable operating leases with initial or remaining terms in excess of one year.

The following table summarizes our fixed cash obligations as of June 28, 2008 for the next five fiscal years and thereafter (in millions):

	Less than one year	One to three years	Three to five years	After five years	Total
Variable rate revolving credit facility	$ –	$150.5	$ –	$ –	$150.5
Variable rate notes	–	–	–	75.0	75.0
Variable rate loan	–	40.0	–	–	40.0
Fixed rate notes	7.1	14.3	–	–	21.4
Other debt arrangements, including capital leases	0.8	0.6	–	–	1.4
Operating leases	23.7	30.9	16.6	4.5	75.7
Retirement benefit payments	1.8	4.1	4.7	15.5	26.1
Total contractual cash obligations	$33.4	$240.4	$21.3	$95.0	$390.1

As of June 28, 2008, we have entered into certain interest rate swap agreements whereby we have limited our exposure to future interest rate increases. See Note 5 to the Consolidated Financial Statements for a further discussion.

At June 28, 2008, we had available cash on hand of $12.7 million and approximately $153.7 million of available capacity under our revolving credit facility. We anticipate that we will generate sufficient cash flows from operations to satisfy our cash commitments and capital requirements for fiscal 2009 and to reduce the amounts outstanding under the revolving credit facility; however, we may utilize borrowings under the revolving credit facility to supplement our cash requirements from time to time. We estimate that capital expenditures in fiscal 2009 will be approximately $30.0-$35.0 million. This estimate could change based on future decisions regarding potential new plant construction.

Cash generated from operations could be affected by a number of risks and uncertainties. In fiscal 2009, we may actively seek and consider acquisitions of business assets. The consummation of any acquisition could affect our liquidity profile and level of outstanding debt. We believe that our earnings and cash flows from operations, existing credit facilities and our ability to obtain additional debt or equity capital, if necessary, will be adequate to finance acquisition opportunities.

Off Balance Sheet Arrangements

At June 28, 2008, we had $20.8 million of stand-by letters of credit that were issued and outstanding, primarily in connection with our property and casualty insurance programs. No amounts have been drawn upon these letters of credit. In addition, we have outstanding operating leases with contractual obligations totaling $75.7 million related to facility and equipment leases. We do not utilize special purpose entities to facilitate off-balance sheet financing arrangements.

Pension Obligations

We account for our defined benefit pension plan using SFAS No. 87 "Employer's Accounting for Pensions" ("SFAS 87") and SFAS No. 158 "Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans". Under SFAS 87, pension expense is recognized on an accrual basis over employees' approximate service periods. Pension expense calculated under SFAS 87 is generally independent of funding decisions or requirements. We recognized income for our defined benefit pension plan of $0.5 million, expense of $1.7 million and expense of $6.9 million in fiscal 2008, 2007 and 2006, respectively. At June 28, 2008, the fair value of our pension plan assets totaled $44.2 million. We anticipate making cash contributions of approximately $0.9 million in fiscal 2009.

Effective January 1, 2007 we have frozen our defined benefit pension plan and related supplemental executive retirement plan. We incurred $0.2 million in costs associated with this action in fiscal year 2006. All benefits earned by defined benefit plan participants through the end of calendar year 2006 will be available upon retirement under plan provisions. Future growth in benefits will no longer occur beyond December 31, 2006.

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. Pension expense increases as the expected rate of return on pension plan assets decreases. At June 28, 2008, we estimate that the pension plan assets will generate a long-term rate of return of 8.0%. This rate is consistent with the assumed rate used at both June 30, 2007 and July 1, 2006 and was developed by evaluating input from our outside actuary as well as long-term inflation assumptions. The expected long-term rate of return on plan assets at June 28, 2008 is based on an allocation of equity and fixed income securities. Decreasing the expected long-term rate of return by 0.5% (from 8.0% to 7.5%) would increase our estimated 2009 pension expense by approximately $0.2 million. Pension liability and future pension expense increase as the discount rate is reduced. We discounted future pension obligations using a rate of 7.20% at June 28, 2008, 6.40% at June 30, 2007 and 6.45% at July 1, 2006. Our outside actuary determines the discount rate by creating a yield curve based on high quality bonds. Decreasing the discount rate by 0.5% (from 7.20% to 6.70%) would increase our accumulated benefit obligation at June 28, 2008 by approximately $4.0 million and would have an immaterial impact on our fiscal 2009 pension expense.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plan will impact our future pension expense and liabilities. We cannot predict with certainty what these factors will be in the future.

Share-based Payments

We grant share-based awards, including restricted stock and options to purchase our common stock. Stock option grants are for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. Share-based compensation for awards is recognized in the consolidated statements of operations on a straight-line basis over the requisite service period. The amortization of share-based compensation reflects estimated forfeitures adjusted for actual forfeiture experiences. We review our estimated forfeiture rates on an annual basis. As share-based compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from the exercise of stock options or release of restrictions on the restricted stock. At the time share-based awards are exercised, cancelled, expire or restrictions lapse, we recognize adjustments to income tax expense.

Impact of Inflation

In general, we believe that our results of operations are not dependent on moderate changes in the inflation rate. Historically, we have been able to manage the impacts of more significant changes in inflation rates through our customer relationships, customer agreements that generally provide for price increases consistent with the rate of inflation or 5.0%, whichever is greater, and continued focus on operational productivity improvements.

Significant increases in energy costs, specifically natural gas and gasoline, can materially affect our results of operations and financial condition. Currently, energy costs represent approximately 4.6% of our total revenue.

Litigation

We are involved in a variety of legal actions relating to personal injury, employment, environmental and other legal matters that arise in the normal course of business. These legal actions include lawsuits that challenge the practice of charging for certain environmental services on invoices. This lawsuit was settled in fiscal year 2006 and is presently being administered. We are party to certain additional legal matters described below.

On August 23, 2007, the Wisconsin Department of Natural Resources (WDNR) issued a Notice of Violation (NOV) for alleged air permit violations at our Green Bay facility. The NOV alleged violations generally pertaining to washing and drying practices, the height of exhaust stacks, and recordkeeping requirements. Our representatives met with the WDNR on September 20, 2007 and again earlier this year. We believe that all of the operational issues alleged by the WDNR have been addressed. Nonetheless, on July 24, 2008, the WDNR advised us that it has referred this matter to the Wisconsin Department of Justice for possible filing of a civil complaint. The Wisconsin Department of Justice has informed us that it intends to file a civil complaint against us seeking certain forfeitures, penalties, costs and other remedies unless the matter can be resolved to its satisfaction. We will work in good faith with the Wisconsin Department of Justice to address this matter.

On April 9, 2008, pursuant to a complaint filed in Superior Court, Judicial District of Hartford in the State of Connecticut on April 8, 2008 by the Commissioner of Environmental Protection of the State of Connecticut against us (the "Complaint"), the Commissioner of Environmental Protection of the State of Connecticut secured a temporary injunction in Superior Court in the State of Connecticut against us, prohibiting us from laundering shop or printer towels at our Waterbury, Connecticut facility, requiring us to cease use of certain related equipment, and requiring us to comply with certain throughput limits prescribed in permits previously issued to us by the State of Connecticut relative to this facility. The Commissioner alleges that our operations at this facility violate certain previously issued permits and/or that we are operating this facility in the absence of certain required permits. Any violation of the temporary injunction by us would subject us to monetary penalties. We are and will continue to conduct our Waterbury, Connecticut facility in strict accordance with the terms of the temporary injunction, and we will continue to work in good faith with the Connecticut Department of Environmental Protection to resolve this matter, including with respect to any amounts which may be payable.

By letter dated June 25, 2008, the U.S. Environmental Protection Agency (EPA) notified us that it is preparing to bring an administrative enforcement action against us in connection with alleged violations of the Resource Conservation and Recovery Act at our facilities in Pittsburg, California and Santa Fe Springs, California. The alleged violations generally pertain to two tanks used to store recovered solvent, and to various training, reporting and contingency-planning requirements. The EPA also provided us with its letter containing (a) a list of alleged violations of California's hazardous waste management requirements at the Pittsburg facility, and (b) hazardous-waste management recommendations made by Contra Costa Health Services following a March 27, 2008 inspection of the Pittsburg facility. We immediately engaged an outside environmental consultant and are currently working to address each of the deficiencies alleged by the EPA and California authorities.

On March 5, 2008, we were advised by the United States Securities and Exchange Commission that it is conducting an informal investigation of G&K Services, Inc. We believe this matter stems from a dispute with a former location general manager primarily related to our internal budgeting and incentive compensation program. The dispute with this former employee was previously resolved to the parties' satisfaction.

The correspondence received from the SEC states that it has not concluded that anyone has broken the law and that the investigation does not mean the SEC has a negative opinion of any person, entity or security. We have responded to all of the SEC's requests for documents received to date and have received no further inquiries. We will continue to cooperate fully with the SEC in working through this matter. While we cannot predict the outcome of this matter, at the current time we do not expect it to have a material adverse effect on our results of operation or financial position.

While we cannot predict the outcome of these matters, currently, none of these legal actions are expected to have a material adverse effect on our results of operations or financial position.

Adoption of New Accounting Pronouncements
On July 13, 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109," which fundamentally changes the way that we are required to account for our uncertain tax positions for financial accounting purposes and is effective for our fiscal year beginning July 1, 2007. FIN 48 prescribes rules regarding how we should recognize, measure and disclose in our financial statements the tax positions that we have taken or will take on our tax return that are reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for income taxes payable, or a reduction in a deferred tax asset or an increase in a deferred tax liability.

Accounting Pronouncements Not Yet Adopted
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(r), "Business Combinations" (SFAS No. 141(r)). This statement replaces SFAS No. 141, "Business Combinations". This statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(r) will apply prospectively to business combinations for which the acquisition date is after fiscal years beginning on or after December 15, 2008 (our fiscal 2010). While we are still evaluating the impact that No. SFAS 141(r) will have on our consolidated financial statements; we do not believe it will

have a material impact. We will be required to expense costs related to any acquisitions after June 30, 2009.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurement" (SFAS 157). SFAS 157 provides a definition of fair value, provides guidance for measuring fair value in U.S. GAAP and expands disclosures about fair value measurement. SFAS 157 will be effective at the beginning of fiscal 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 will be effective at the beginning of fiscal 2009.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities" (SFAS No. 161). This statement establishes enhanced disclosures about derivative and hedging activities. This statement is effective for fiscal years and interim periods beginning after November 15, 2008 (our fiscal 2010). Adoption of SFAS No. 161 will result in enhanced disclosure regarding our derivatives should we have any outstanding.

We believe SFAS 141(r), SFAS 157, SFAS 159 and SFAS 161 will not have a material impact on our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks. Market risk is the potential loss arising from adverse changes in interest rates, energy prices and foreign currency exchange rates. We do not enter into derivative or other financial instruments for speculative purposes.

Interest Rate Risk

We are subject to market risk exposure related to changes in interest rates. We use financial instruments such as interest rate swap agreements to manage the interest rate on our fixed and variable rate debt. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated by reference to an agreed-upon notional principal amount. Interest rate swap agreements are entered into for periods consistent with related underlying exposures and do not constitute positions independent of those exposures.

A sensitivity analysis was performed to measure our interest rate risk over a one-year period for forecasted debt levels and interest rate swaps. The base rates used for the sensitivity analysis for variable debt and interest rate swaps is the three month LIBOR market interest rates at June 28, 2008. The credit spread is included in the base rates used in the analysis. The two scenarios include measuring the sensitivity to interest expense with an immediate 100 basis points increase and decrease on market interest rates and the impact of a gradual increase and decrease of 25 basis points. Based on the forecasted average debt level, outstanding interest rate swaps and current market interest rates, the forecasted interest expense is $17.3 million. The scenario with an immediate increase or decrease of 100 basis points on market interest rates would increase or decrease forecasted interest of $17.3 million by 4.5% respectively. The scenario with a gradual 25 basis point increase or decrease would increase or decrease forecasted interest expense of $17.3 million by 1.1% respectively.

For additional information regarding our debt see Note 4 to our consolidated financial statements as well as the Liquidity, Capital Resources and Financial Condition section of Management's Discussion and Analysis.

Energy Cost Risk

We are subject to market risk exposure related to changes in energy costs. To manage this risk, we have established target levels of forecasted purchases in which the price will not be subject to market price changes. We use derivative financial instruments to manage the risk that changes in gasoline costs will have on our future financial results. We purchase futures contracts to effectively hedge a portion of anticipated actual energy purchases. Under these arrangements, we agree to exchange, at specified intervals, the difference between fixed and floating commodity prices calculated by reference to an agreed-upon notional principal amount.

A sensitivity analysis was performed to measure our energy cost risk over a one-year period for forecasted levels of unleaded and diesel fuel purchases. The sensitivity analysis that was performed assumed gasoline prices at June 28, 2008, hedged gallons of 1.3 million (including unleaded and diesel), forecasted gasoline and diesel purchases over a one-year period. For each one percentage point increase or decrease in gasoline and diesel prices under these forecasted levels and prices, our forecasted energy cost would change by approximately $0.2 million.

Production costs at our plants are also subject to fluctuations in natural gas costs. To reduce our exposure to changes in natural gas prices, we utilize natural gas supply contracts in the normal course of business. These contracts meet the definition of "normal purchases or normal sales" under FAS 133 and therefore, are not considered derivative instruments for accounting purposes.

Foreign Currency Exchange Risk

Our material foreign subsidiaries are located in Canada. The assets and liabilities of these subsidiaries are denominated in the Canadian dollar and as such are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities are recorded as a component of stockholders' equity. Gains and losses from foreign currency transactions are included in results of operations.

We may periodically hedge firm commitments with our foreign subsidiary, generally with foreign currency contracts. These agreements are recorded at current market values and the gains and losses are included in earnings. There were no outstanding foreign currency contracts at June 28, 2008 or June 30, 2007.

Item 8. Financial Statements and Supplementary Data

Following is a summary of the results of operations for each of the quarters within fiscal years ended June 28, 2008 and June 30, 2007. All amounts are in millions, except per share data.

Quarterly Financial Data

G&K Services, Inc. and Subsidiaries

(Unaudited)	First	Second	Third	Fourth
2008				
Revenues	**$243.8**	**$255.3**	**$251.1**	**$252.2**
Gross Profit	**79.3**	**82.3**	**79.1**	**79.8**
Income from Operations	**23.8**	**23.7**	**21.6**	**21.4**
Net Income	**12.4**	**12.4**	**10.6**	**10.7**
Basic Earnings per Share	**0.59**	**0.60**	**0.54**	**0.55**
Diluted Earnings per Share	**0.58**	**0.60**	**0.54**	**0.55**
Dividends per Share	**0.05**	**0.05**	**0.05**	**0.05**
2007				
Revenues	$ 223.1	$ 230.8	$ 235.2	$ 240.4
Gross Profit	71.3	72.1	72.9	78.7
Income from Operations	18.3	19.0	19.9	22.2
Net Income	9.2	9.6	12.1	12.3
Basic Earnings per Share	0.43	0.46	0.57	0.57
Diluted Earnings per Share	0.43	0.45	0.57	0.57
Dividends per Share	0.04	0.04	0.04	0.04

We utilize a 52-53 week fiscal year ending on the Saturday nearest June 30. Fiscal 2008 and fiscal 2007 were both 52 week years.

In the fourth quarter of fiscal year 2008, we reclassified certain amounts in the Consolidated Statement of Operations. The line items impacted were the cost of rental operations, cost of direct sales, selling and administrative, and depreciation and amortization of intangibles. These reclassifications had the effect of eliminating the depreciation item by allocating the depreciation expense to the cost of rental operations, cost of direct sales and selling and administrative. Amortization of intangibles was reclassified to selling and administrative. Certain amounts related to production and manufacturing previously classified as selling and administrative expenses were reclassified to cost of rental operations. See the reclassification section under Note 1 to the Consolidated Financial Statements for further discussion.

These reclassifications had no impact on our previously reported income from operations, net income, or the basic and diluted earnings per share or beginning retained earnings.

The reclassifications did impact the calculation of gross profit since depreciation expense is now allocated to cost of sales. The table below reconciles the previously disclosed quarterly gross profit for fiscal 2008 and 2007 to the quarterly gross profit disclosed above.

	First	Second	Third	Fourth
2008				
Gross Profit as previously reported	**$88.1**	**$90.7**	**$87.9**	**N/A**
Reclassification	**(8.8)**	**(8.4)**	**(8.8)**	**N/A**
Gross Profit as reclassified	**79.3**	**82.3**	**79.1**	**N/A**
2007				
Gross Profit as previously reported	$ 79.4	$ 80.3	$ 81.4	$87.5
Reclassification	(8.1)	(8.2)	(8.5)	(8.8)
Gross Profit as reclassified	71.3	72.1	72.9	78.7

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for G&K Services, Inc. ("the Company") as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting was designed under the supervision of the Company's principal executive officer, principal financial officer, principal accounting officer and other members of management, and effected by the Company's Board of Directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our management completed an assessment of the Company's internal control over financial reporting. This assessment was based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on this assessment, management has concluded that our internal control over financial reporting was effective as of June 28, 2008.

Ernst & Young LLP, the Company's independent registered public accounting firm that audited the consolidated financial statements and the effectiveness of the Company's internal control over financial reporting, has issued an unqualified attestation report on the Company's effectiveness of internal control over financial reporting, as stated in their report which is included herein.

Any internal control system over financial reporting, no matter how well conceived and operated, has inherent limitations. As a result, even those systems determined to be effective can provide only reasonable, not absolute, assurance that the control objectives over the reliability of financial reporting and preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles are met.

/s/ Richard L. Marcantonio

Richard L. Marcantonio
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

/s/ Jeffrey L. Wright

Jeffrey L. Wright
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

/s/ Thomas J. Dietz

Thomas J. Dietz
Vice President and Controller
(Principal Accounting Officer)

August 27, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
G&K Services, Inc.

We have audited the accompanying consolidated balance sheets of G&K Services, Inc. and subsidiaries (the Company) as of June 28, 2008, and June 30, 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 28, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of G&K Services, Inc. and subsidiaries as of June 28, 2008, and June 30, 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 28, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on July 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of June 28, 2008, based on criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 27, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP

Minneapolis, Minnesota
August 27, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
G&K Services, Inc.

We have audited G&K Services, Inc. and subsidiaries' (the Company) internal control over financial reporting as of June 28, 2008, based on criteria established in *Internal Control – Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 28, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of June 28, 2008, and June 30, 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended June 28, 2008, of the Company, and our report dated August 27, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Minneapolis, Minnesota
August 27, 2008

Consolidated Statements of Operations

G&K Services, Inc. and Subsidiaries

(In thousands, except per share data)	For the Fiscal Years Ended June 28, 2008	June 30, 2007	July 1, 2006
Revenues			
Rental operations	**$ 925,767**	$847,401	$801,240
Direct sales	**76,628**	82,141	79,603
Total revenues	**1,002,395**	929,542	880,843
Operating Expenses			
Cost of rental operations	**626,270**	575,258	551,070
Cost of direct sales	**55,615**	59,247	57,094
Selling and administrative	**229,987**	215,675	197,816
Total operating expenses	**911,872**	850,180	805,980
Income from Operations	**90,523**	79,362	74,863
Interest expense	**15,543**	13,901	13,226
Income before Income Taxes	**74,980**	65,461	61,637
Provision for income taxes	**28,901**	22,271	19,786
Net Income	**$ 46,079**	$ 43,190	$ 41,851
Basic weighted average number of shares outstanding	**20,138**	21,245	21,093
Basic Earnings per Common Share	**$ 2.29**	$ 2.03	$ 1.98
Diluted weighted average number of shares outstanding	**20,277**	21,424	21,253
Diluted Earnings per Common Share	**$ 2.27**	$ 2.02	$ 1.97
Dividends per Share	**$ 0.20**	$ 0.16	$ 0.07

The accompanying notes are an integral part of these consolidated financial statements.

FORM 10-K

Consolidated Balance Sheets

G&K Services, Inc. and Subsidiaries

(In thousands, except share data)	June 28, 2008	June 30, 2007
Assets		
Current Assets		
Cash and cash equivalents	**$ 12,651**	$ 22,759
Accounts receivable, less allowance for doubtful accounts of $4,506 and $3,405	**111,307**	98,276
Inventories, net	**142,318**	140,780
Other current assets	**17,913**	14,167
Current income taxes receivable	**8,268**	745
Total current assets	**292,457**	276,727
Property, Plant and Equipment		
Land	**32,780**	33,957
Buildings and improvements	**162,873**	164,923
Machinery and equipment	**325,434**	304,578
Automobiles and trucks	**33,386**	36,683
Less accumulated depreciation	**(301,432)**	(284,145)
Total property, plant and equipment	**253,041**	255,996
Other Assets		
Goodwill, net	**434,874**	380,070
Customer contracts and non-competition agreements, net	**40,996**	44,928
Other, principally retirement plan assets	**31,806**	34,093
Total other assets	**507,676**	459,091
Total assets	**$1,053,174**	$ 991,814
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	**$ 30,873**	$ 21,911
Accrued expenses		
Salaries and employee benefits	**31,808**	29,522
Other	**46,474**	39,405
Deferred income taxes	**6,154**	6,568
Current maturities of long-term debt	**7,891**	65,838
Total current liabilities	**123,200**	163,244
Long-Term Debt, net of Current Maturities	**280,428**	149,005
Deferred Income Taxes	**35,190**	34,298
Accrued Income Taxes – Long Term	**12,343**	–
Other Noncurrent Liabilities	**44,537**	53,279
Commitments and Contingencies (Notes 8 and 9)		
Stockholders' Equity		
Common stock, $0.50 par value, non-convertible Class A, 400,000,000 shares authorized, 19,132,979 and 21,290,932 shares issued and outstanding	**9,551**	10,645
Additional paid-in capital	**-**	66,863
Retained earnings	**512,566**	485,954
Accumulated other comprehensive income	**35,359**	28,526
Total stockholders' equity	**557,476**	591,988
Total liabilities and stockholders' equity	**$1,053,174**	$ 991,814

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

G&K Services, Inc. and Subsidiaries

(In thousands, except per share data)	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss) Net Unrealized Gain/(Loss) on Derivatives	Minimum Pension Liability and Other	Cumulative Translation Adjustments	Stockholders' Equity
Balance July 2, 2005	$ 9,819	$ 738	$ 61,460	$ 405,841	$ 434	$(6,128)	$ 7,586	$ 479,750
Net income	–	–	–	41,851	–	–	–	41,851
Foreign currency translation	–	–	–	–	–	–	13,205	13,205
Unrealized holding gains, net of income tax	–	–	–	–	1,327	–	–	1,327
Minimum pension liability, net of income tax	–	–	–	–	–	5,855	–	5,855
Comprehensive income								62,238
Conversion of Class B shares	738	(738)	–	–	–	–	–	–
Issuance of common stock under stock plans, net (170 shares)	85	–	2,873	–	–	–	–	2,958
Stock option-based compensation	–	–	2,781	–	–	–	–	2,781
Amortization of restricted stock	–	–	1,154	–	–	–	–	1,154
Cash dividends ($0.07 per share)	–	–	–	(1,493)	–	–	–	(1,493)
Balance July 1, 2006	10,642	–	68,268	446,199	1,761	(273)	20,791	547,388
Net income	–	–	–	43,190	–	–	–	43,190
Foreign currency translation	–	–	–	–	–	–	6,540	6,540
Unrealized holding loss, net of income tax	–	–	–	–	(769)	–	–	(769)
Pension benefit liabilities, net of tax	–	–	–	–	–	12	–	12
Comprehensive income								48,973
Adjustment for adoption of SFAS No. 158, net of tax	–	–	–	–	–	464	–	464
Issuance of common stock under stock plans, net (239 shares)	119	–	3,184	–	–	–	–	3,303
Stock option-based compensation	–	–	2,435	–	–	–	–	2,435
Share Repurchase Program (232 shares)	(116)	–	(8,797)	–	–	–	–	(8,913)
Amortization of restricted stock	–	–	1,773	–	–	–	–	1,773
Cash dividends ($0.16 per share)	–	–	–	(3,435)	–	–	–	(3,435)
Balance June 30, 2007	10,645	–	66,863	485,954	992	203	27,331	591,988
Net income	–	–	–	46,079	–	–	–	46,079
Foreign currency translation	–	–	–	–	–	–	7,425	7,425
Unrealized holding loss, net of income tax	–	–	–	–	(716)	–	–	(716)
Pension benefit liabilities, net of tax	–	–	–	–	–	124	–	124
Comprehensive income								52,912
Cumulative effect of the adoption of FIN 48	–	–	–	(1,559)	–	–	–	(1,559)
Issuance of common stock under stock plans, net (282 shares)	141	–	4,216	–	–	–	–	4,357
Stock option-based compensation	–	–	3,001	–	–	–	–	3,001
Share Repurchase Program (2,470 shares)	(1,235)	–	(77,011)	(13,867)	–	–	–	(92,113)
Amortization of restricted stock	–	–	2,931	–	–	–	–	2,931
Cash dividends ($0.20 per share)	–	–	–	(4,041)	–	–	–	(4,041)
Balance June 28, 2008	**$ 9,551**	**$ –**	**$ –**	**$512,566**	**$ 276**	**$ 327**	**$34,756**	**$557,476**

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

G&K Services, Inc. and Subsidiaries

(In thousands)	For the Fiscal Years Ended June 28, 2008	June 30, 2007	July 1, 2006
Operating Activities:			
Net income	**$ 46,079**	$ 43,190	$ 41,851
Adjustments to reconcile net income to net cash provided by operating activities –			
Depreciation and amortization	**48,404**	45,595	43,263
Deferred income taxes	**3,741**	(1,037)	(102)
Share-based compensation	**5,932**	4,208	3,935
Changes in current operating items, exclusive of acquisitions –			
Accounts receivable and prepaid expenses	**(10,068)**	(362)	(4,794)
Inventories	**1,470**	(141)	(20,683)
Accounts payable and other accrued expenses	**976**	(14,480)	3,951
Other	**6,524**	3,416	2,100
Net cash provided by operating activities	**103,058**	80,389	69,521
Investing Activities:			
Property, plant and equipment additions, net	**(27,057)**	(31,515)	(31,968)
Acquisition of business assets, net of cash	**(63,820)**	(46,966)	(11,455)
Purchases of investments, net	**(3,223)**	(2,688)	(1,967)
Net cash used for investing activities	**(94,100)**	(81,169)	(45,390)
Financing Activities:			
Payments of long-term debt	**(7,534)**	(7,710)	(7,835)
Proceeds from (payments of) short-term borrowings, net	**81,001**	19,442	(14,228)
Cash dividends paid	**(4,041)**	(3,435)	(1,493)
Issuance of common stock, primarily under stock option plans	**4,357**	3,303	2,958
Purchase of common stock	**(93,142)**	(7,883)	–
Net cash (used for) provided by financing activities	**(19,359)**	3,717	(20,598)
(Decrease) Increase in Cash and Cash Equivalents	**(10,401)**	2,937	3,533
Effect of Exchange Rates on Cash	**293**	132	812
Cash and Cash Equivalents:			
Beginning of year	**22,759**	19,690	15,345
End of year	**$ 12,651**	$ 22,759	$ 19,690
Supplemental Cash Flow Information:			
Cash paid for –			
Interest	**$ 15,560**	$ 12,851	$ 12,689
Income taxes	**$ 22,950**	$ 30,414	$ 24,962
Non-Cash Transactions:			
Notes payable issued to sellers in business acquisitions	**$ –**	$ –	$ (1,419)

The accompanying notes are an integral part of these consolidated financial statements.

FORM 10-K

(Amounts in millions, except share and per share data)

1. *Summary of Significant Accounting Policies*

Nature of Business

G&K Services, Inc. is a market leader in providing branded identity apparel and facility services programs that enhance image and safety in the workplace. We serve a wide variety of North American industries including automotive, warehousing, distribution, transportation, energy, manufacturing, food processing, pharmaceutical, semi-conductor, retail, restaurants and hospitality, and many others providing them with rented uniforms and facility services products such as floor mats, dust mops, wiping towels, restroom supplies and selected linen items. We also manufacture certain uniform garments that are used to support our garment rental and direct purchase programs. We have two operating segments, United States (includes the Dominican Republic and Ireland operations) and Canada, which have been identified as components of our organization that are reviewed by our Chief Executive Officer to determine resource allocation and evaluate performance.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of our organization and our subsidiaries, all of which are wholly owned. Material intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year

Our fiscal year is the 52 week or 53 week period ending on the Saturday nearest June 30. All references herein to "2008", "2007" and "2006", mean the fiscal years ended June 28, 2008, June 30, 2007 and July 1, 2006, respectively. All three fiscal years were comprised of 52 weeks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All short-term, highly liquid investments with a maturity of three months or less at the date of acquisition are classified as cash and cash equivalents.

Accounts Receivable

Accounts receivable is recorded net of an allowance for expected losses and the fair value approximates the book value. The allowance, recognized as an amount equal to the anticipated future write-offs, is based on the age of outstanding balances, analysis of specific accounts and historical bad debt expense and current economic trends.

Inventories

Inventories consist of new goods and rental merchandise in service. New goods are stated at lower of first-in, first-out (FIFO) cost or market, net of any reserve for obsolete or excess inventory. Merchandise placed in service to support rental operations is amortized into cost of rental operations over the estimated useful lives of the underlying inventory items, primarily on a straight-line basis, which results in a matching of the cost of the merchandise with the weekly rental revenue generated by merchandise. Estimated lives of rental merchandise in service range from nine months to three years. In establishing estimated lives for merchandise in service, management considers historical experience and the intended use of the merchandise.

We estimate our reserves for inventory obsolescence by periodically examining our inventory to determine if there are indicators that carrying values exceed the net realizable value. Experience has shown that significant indicators that could require the need for additional inventory write-downs are the age of the inventory, anticipated demand for our products, historical inventory usage, revenue trends and current economic conditions. While we believe that adequate reserves for inventory obsolescence have been made in the consolidated financial statements, product lines and customer requirements may change and we could experience additional inventory write-downs in the future. The components of inventories as of June 28, 2008 and June 30, 2007 are as follows:

	June 28, 2008	June 30, 2007
Raw materials	$ 5.3	$ 5.5
Work in process	4.7	4.4
Finished goods	50.9	52.9
New goods	$ 60.9	$ 62.8
Merchandise in service	$ 81.4	$ 78.0
Total inventories	$142.3	$140.8

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation (including for assets under capital leases) is generally computed using the straight-line method over the following estimated useful lives:

	Life (Years)
Automobiles and trucks	3 to 8
Machinery and equipment	3 to 10
Buildings	20 to 33
Building improvements	10

Costs of significant additions, renewals and betterments, including external and certain internal computer software development costs, are capitalized. When an asset is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the gain or loss on disposition is reflected in earnings. Repair and maintenance costs are charged to operating expense when incurred. Depreciation expense for fiscal years 2008, 2007, and 2006 was $37.3 million, $34.8 million and $32.5 million, respectively.

Goodwill, Intangible and Long-Lived Assets
The cost of acquisitions in excess of the fair value of the underlying net assets is recorded as goodwill. Non-competition agreements that limit the seller from competing with us for a fixed period of time and acquired customer contracts are stated at cost less accumulated amortization and are amortized over the terms of the respective agreements or estimated average life of an account, primarily five to eleven years.

The carrying value of goodwill is evaluated on an annual basis and also when events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit to which goodwill is assigned below its carrying amount. When evaluating whether goodwill is impaired, the fair value of the reporting unit to which goodwill is assigned is compared to its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of the goodwill with its carrying amount. In calculating the implied fair value of goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. Management completes its annual goodwill impairment test in the fourth quarter of each fiscal year and there have been no impairments of goodwill in fiscal 2008, 2007 or 2006.

We review all other long-lived assets, including definite-lived intangible assets, for impairment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." Under SFAS 144, impairment losses are recorded on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. We also perform a periodic assessment of the useful lives assigned to intangible assets. All of our intangibles are subject to amortization.

Retirement Plan Assets
Retirement plan assets consist primarily of mutual funds and cash equivalents, which are stated at their fair value as determined by quoted market prices and the cash surrender values of life insurance policies.

Foreign Currency
Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates throughout the period. The effect of exchange rate fluctuations on translation of assets and liabilities are recorded in accumulated other comprehensive income, as a component of stockholders' equity. Gains and losses from foreign currency transactions are included in results of operations and were not material in fiscal 2008, 2007 or 2006.

Revenue Recognition
Our rental operations business is largely based on written service agreements whereby we agree to collect, launder and deliver uniforms and other related products. The service agreements provide for weekly billing upon completion of the laundering process and delivery to the customer. Accordingly, we recognize revenue from rental operations in the period in which the services are provided. Revenue from rental operations also includes billings to customers for lost or damaged merchandise. Direct sale revenue is recognized in the period in which the product is shipped. Total revenues do not include sales tax as we consider ourselves a pass-through conduit for collecting and remitting sales taxes.

Insurance
We self-insure for certain obligations related to health, workers' compensation and auto and general liability programs. We purchase excess of loss insurance policies to protect us from catastrophic losses. Estimates are used in determining the potential liability associated with reported claims and for losses that have occurred, but have not been reported. Management estimates generally consider historical claims experience, escalating medical cost trends, expected timing of claim payments and actuarial analyses provided by third parties. Changes in the cost of medical care, our ability to settle claims and the present value estimates and judgments used by management could have a material impact on the amount and timing of expense for any period.

Income Taxes
Provisions for federal, state, and foreign income taxes are calculated based on reported pre-tax earnings and current tax law. Significant judgment is required in determining income tax provisions and evaluating tax positions. We periodically assess our liabilities and contingencies for all periods that are currently open to examination or have not been effectively settled based on the most current available information. Where it is not more likely than not that our tax position will be sustained, we record our best estimate of the resulting tax liability and any applicable interest and penalties in the consolidated financial statements.

Deferred income taxes are determined in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recorded for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, using statutory rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that the changes are enacted. We record valuation allowances to reduce deferred tax assets when it is more likely than not that some portion of the asset may not be realized. We evaluate our deferred tax assets and liabilities on a periodic basis. We believe that we have adequately provided for our future tax obligations based upon current facts, circumstances and tax law.

Per Share Data
Basic earnings per common share was computed by dividing net income by the weighted average number of shares of common stock outstanding

during the year. Diluted earnings per common share was computed similarly to the computation of basic earnings per share, except that the denominator is increased for the assumed exercise of dilutive options and other dilutive securities, including non-vested restricted stock, using the treasury stock method.

For the Fiscal Years Ended (In thousands)	**2008**	2007	2006
Weighted average number of common shares outstanding used in computation of basic earnings per share	**20,138**	21,245	21,093
Weighted average effect of non-vested restricted stock grants and assumed exercise of options	**139**	179	160
Shares used in computation of diluted earnings per share	**20,277**	21,424	21,253

Potential common shares of 1,126,000; 564,000; and 553,000 related to our outstanding stock options and restricted stock grants were excluded from the computation of diluted earnings per share for fiscal 2008, 2007 and 2006, respectively. Inclusion of these shares would have been anti-dilutive as the exercise price of these shares exceeded market value.

Derivative Financial Instruments

In the ordinary course of business, we enter into derivative transactions to manage our interest rate and energy price risk and account for the derivatives in accordance with Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") and related authoritative guidance. All derivative instruments are recorded as other assets or other liabilities at fair value and subsequent changes in a derivative's fair value are recognized in income, unless specific hedge accounting criteria are met. Cash flows associated with derivatives are classified in the same category as the cash flows hedged in the Consolidated Statements of Cash Flows.

Derivative instruments that qualify for hedge accounting are classified as a hedge of the variability of cash flows to be paid related to a recognized liability or a forecasted transaction. We currently have outstanding hedges of approximately 1.3 million gallons of unleaded gasoline and diesel fuel over the next 12 months. Changes in the fair value of a derivative that is highly effective and designated as a cash flow hedge are recognized in accumulated other comprehensive income until expense from the cash flows of the hedged items are recognized. We perform an assessment at the inception of the hedge and on a quarterly basis thereafter, to determine whether our derivatives are highly effective in offsetting changes in the value of the hedged items. Any changes in the fair value resulting from hedge ineffectiveness, is immediately recognized as income or expense.

We do not engage in speculative transactions or fair value hedging nor do we hold or issue financial instruments for trading purposes.

Share-based Payments

We grant share-based awards, including restricted stock and options to purchase our common stock. Stock option grants are for a fixed number of shares to employees and directors with an exercise price equal to the fair value of the shares at the date of grant. Share-based compensation for awards is recognized in the consolidated statements of operations on a straight-line basis over the requisite service period. The amortization of share-based compensation reflects estimated forfeitures adjusted for actual forfeiture experiences. Forfeiture rates are reviewed on an annual basis. As share-based compensation expense is recognized, a deferred tax asset is recorded that represents an estimate of the future tax deduction from the exercise of stock options or release of restrictions on the restricted stock. At the time share-based awards are exercised, cancelled, expire or restrictions lapse, we recognize adjustments to income tax expense.

Adoption of New Accounting Pronouncements

On July 13, 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109," which fundamentally changes the way that we are required to account for our uncertain tax positions for financial accounting purposes and is effective for our fiscal year beginning July 1, 2007. FIN 48 prescribes rules regarding how we should recognize, measure and disclose in our financial statements the tax positions that we have taken or will take on our tax return that are reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability for income taxes payable, or a reduction in a deferred tax asset or an increase in a deferred tax liability.

Accounting Pronouncements Not Yet Adopted

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(r), "Business Combinations" (SFAS No. 141 (r)). This statement replaces SFAS No. 141, "Business Combinations". This statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(r) will apply prospectively to business combinations for which the acquisition date is after fiscal years beginning on or after December 15, 2008 (our fiscal 2010). While we are still evaluating the impact that No. SFAS 141(r) will have on our consolidated financial statements; we do not believe it will have a material impact. We will be required to expense costs related to any acquisitions after June 30, 2009.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurement" (SFAS 157). SFAS 157 provides a definition of fair value, provides guidance for measuring fair value in U.S. GAAP and expands disclosures about fair value measurement. SFAS 157 will be effective at the beginning of fiscal 2009.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 will be effective at the beginning of fiscal 2009.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities" (SFAS No. 161). This statement establishes enhanced disclosures about derivative and hedging activities. This statement is effective for fiscal years and interim periods beginning after November 15, 2008 (our fiscal 2010). Adoption of SFAS No. 161 will result in enhanced disclosure regarding our derivatives should we have any outstanding.

We believe SFAS 141(r), SFAS 157, SFAS 159 and SFAS 161 will not have a material impact on our consolidated financial statements.

Reclassifications

In the fourth quarter of fiscal year 2008, we reclassified certain amounts in the Consolidated Statement of Operations. The line items impacted were the cost of rental operations, cost of direct sales, selling and administrative; depreciation and amortization of intangibles. These reclassifications had the effect of eliminating the depreciation item by allocating the depreciation expense to the cost of rental operations, cost of direct sales; and selling and administrative. Amortization of intangibles was reclassified to selling and administrative. Certain amounts related to production and manufacturing previously classified as selling and administrative expenses were reclassified to cost of rental operations.

These reclassifications had no impact on our previously reported income from operations, net income, or the basic and diluted earnings per share amounts or beginning retained earnings.

The following tables summarize the changes to originally reported amounts and subtotals in the fiscal year 2007 and 2006 Consolidated Statements of Operations.

	Fiscal Year 2007		
	As Previously Reported	Reclassifications	As Reclassified
Operating Expenses			
Cost of rental operations	$541.4	$ 33.9	$575.3
Cost of direct sales	59.6	(0.4)	59.2
Selling and administration	203.6	12.1	215.7
Depreciation	34.8	(34.8)	–
Amortization of intangibles	10.8	(10.8)	–
Total operating expenses	$850.2	$ –	$850.2

	Fiscal Year 2006		
	As Previously Reported	Reclassifications	As Reclassified
Operating Expenses			
Cost of rental operations	$518.6	$ 32.5	$551.1
Cost of direct sales	57.5	(0.4)	57.1
Selling and administration	186.6	11.2	197.8
Depreciation	32.5	(32.5)	–
Amortization of intangibles	10.8	(10.8)	–
Total operating expenses	$806.0	$ –	$806.0

2. *Acquisitions*

During each of fiscal 2008, 2007 and 2006, we made several small acquisitions. The total purchase consideration, including related acquisition costs, and purchase price adjustments from prior year acquisitions as well as the amounts exceeding the estimated fair values of assets acquired and liabilities assumed were as follows:

Fiscal Years	**2008**	2007	2006
Total purchase price and related acquisition costs	**$63.8**	$47.0	$11.5
Goodwill	**51.7**	27.8	5.4

3. *Goodwill and Intangible Assets*

Goodwill includes the following:

	United States	Canada	Total
Balance as of July 1, 2006	$ 286.2	$ 63.3	$ 349.5
Acquisitions, net of purchase accounting adjustments	29.6	(1.8)	27.8
Foreign currency translation and other	–	2.8	2.8
Balance as of June 30, 2007	315.8	64.3	380.1
Acquisitions, net of purchase accounting adjustments	51.7	–	51.7
Foreign currency translation and other	–	3.1	3.1
Balance as of June 28, 2008	**$367.5**	**$67.4**	**$434.9**

Our other intangible assets, which are included in other assets on the consolidated balance sheet, are as follows:

	June 28, 2008	June 30, 2007
Customer contracts	**$119.4**	$111.7
Accumulated amortization	**(79.5)**	(68.5)
Net	**$ 39.9**	$ 43.2
Non-competition agreements	**$ 11.1**	$ 11.1
Accumulated amortization	**(10.0)**	(9.4)
Net	**$ 1.1**	$ 1.7

The customer contracts include the combined value of the written service agreements and the related customer relationship. Amortization expense was $11.1 million, $10.8 million and $10.8 million for fiscal 2008, 2007 and 2006, respectively. Estimated amortization expense for each of the next five fiscal years based on the intangible assets as of June 28, 2008 is as follows:

2009	$7.6
2010	7.4
2011	6.7
2012	6.0
2013	4.5

4. *Long-Term Debt*

Debt as of June 28, 2008 and June 30, 2007 includes the following:

	2008	2007
Borrowings under unsecured revolving credit facility	**$150.5**	$ 51.5
Borrowings under unsecured variable rate notes	**75.0**	75.0
Borrowings under secured variable rate loans	**40.0**	58.0
Borrowings under unsecured fixed rate notes	**21.4**	28.5
Other debt arrangements including capital leases	**1.4**	1.8
	288.3	214.8
Less current maturities	**(7.9)**	(65.8)
Total long-term debt	**$280.4**	$149.0

We maintain a $325.0 million unsecured revolving credit facility expiring August 31, 2010. As of June 28, 2008, borrowings outstanding under the revolving credit facility were $150.5 million. The unused portion of the revolver may be used for general corporate purposes, acquisitions, share repurchases, working capital needs and to provide up to $50.0 million in letters of credit. As of June 28, 2008, letters of credit outstanding against the revolver were $20.8 million.

Borrowings under the revolving credit facility bear interest at 0.55% to 1.50% over the London Interbank Offered Rate ("LIBOR"), or the Canadian prime rate for Canadian borrowings, based on a leverage ratio calculated on a quarterly basis. Advances outstanding as of June 28, 2008 bear interest at an all-in rate of 3.63% (LIBOR plus 0.88%). We also pay a fee on the unused daily balance of the revolving credit facility based on a leverage ratio calculated on a quarterly basis.

We have $75.0 million of unsecured variable rate private placement notes. The notes bear interest at 0.60% over LIBOR and are scheduled to mature on June 30, 2015. The notes do not require principal payments until maturity. The interest rate is reset and interest payments are paid on a quarterly basis. As of June 28, 2008, the outstanding balance of the notes was $75.0 million at an all-in rate of 3.30% (LIBOR plus 0.60%).

We maintain a loan agreement whereby the lender will make loans to us on a revolving basis up to $60.0 million. This agreement has a termination date of October 21, 2010. We are required to pay interest on outstanding loan balances at a rate per annum of one month LIBOR plus a margin or, if the lender is funding the loan through the issuance of commercial paper to third parties, at a rate per annum equal to a margin plus the average annual interest rate for such commercial paper. In connection with the loan agreement, we granted a first priority security interest in certain of our U.S. based receivables. The amount of funds available under the loan agreement will be based on the amount of eligible receivables less various reserve requirements. We used the net proceeds of this loan to reduce indebtedness under our unsecured credit facilities. At June 28, 2008, there was $40.0 million outstanding under the agreement at an all-in interest rate of 2.85% (commercial paper plus 0.43%). We also pay a fee on the unused balance of the facility.

We have issued $50.0 million of 8.4% unsecured fixed rate private placement notes with certain institutional investors. The 10-year notes have a nine-year average life with a final maturity on July 20, 2010. Beginning on July 20, 2004, and annually thereafter to maturity, we will repay $7.1 million of the principal amount at par. As of June 28, 2008, the outstanding balance was $21.4 million.

The credit facilities, loan agreements, fixed rate notes and variable rate notes contain various restrictive covenants that among other matters require us to maintain a minimum stockholders' equity and a maximum leverage ratio. These debt arrangements also contain customary representations, warranties, covenants and indemnifications. At June 28, 2008, we were in compliance with all debt covenants and only a material adverse change in our financial performance and condition could result in a potential event of default. In the unlikely situation that an event of default would be imminent, we believe that we would be able to successfully negotiate amended covenants or obtain waivers; however, certain financial concessions might be required. Our results of operations and financial condition could be adversely affected if amended covenants or waivers in acceptable terms could not be successfully negotiated.

The fair value of our long-term debt is determined using quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities. The fair value of the long-term debt under the unsecured revolving credit facility, unsecured variable rate notes and secured variable rate loans approximates their carrying value as of June 28, 2008 and June 30, 2007. The fair value of the unsecured fixed rate notes was $22.6 million and $29.7 million as of June 28, 2008 and June 30, 2007, respectively.

The following table summarizes payments due on long-term debt, including capital leases, as of June 28, 2008 for the next five fiscal years and thereafter:

2009	$ 7.9
2010	7.4
2011	198.0
2012	–
2013	–
2014 and thereafter	75.0

5. *Derivative Financial Instruments*

We use derivative financial instruments to limit exposure to changes in interest rates and energy prices. Interest rate swap contracts are used to balance the total debt that is subject to variable and fixed interest rates. The interest rate swap contracts are reflected at fair value in the consolidated balance sheet. As these derivatives qualify for cash flow hedge designation, the related gains or losses on these contracts are deferred in stockholders' equity (as a component of other comprehensive income) until the interest expense on the related debt is recognized. As the interest expense on the hedged debt is recognized, the other comprehensive income or loss is reclassified to interest expense. Of the $0.8 million loss deferred in other comprehensive income at June 28, 2008, a $1.7 million loss is expected to be reclassified to interest expense in the next twelve months. The net effect of this accounting is that interest expense on the portion of variable rate debt being hedged is generally recorded based on fixed interest rates.

At June 28, 2008, we had interest rate swap contracts to pay fixed rates of interest and to receive variable rates of interest based on three-month LIBOR on $100.0 million notional amount of indebtedness, of which $20.0 million will mature in fiscal year 2009. At June 30, 2008, we also have forward starting interest rate swaps of $145.0 million that pay fixed rates of interest and receive variable rates of interest. The average rate on the $245.0 million of interest rate swaps was 4.3% at June 28, 2008. These swap contracts have been designated as highly effective cash flow hedges and accordingly, gains or losses on any ineffectiveness was not material to any period. If these swap agreements were to be terminated, we would have incurred an after-tax loss on the contracts of $0.8 million as of June 28, 2008 and an after-tax gain of $0.9 million as of June 30, 2007.

In addition, we purchase futures contracts to effectively hedge a portion of our anticipated fuel commodity purchases. The futures contracts are reflected at fair value in the consolidated balance sheet and as these derivatives qualify for cash flow hedge designation the related gains or losses on these contracts are deferred in stockholders' equity (as a component of other comprehensive income) until the expense is recognized on the hedged commodity. Upon purchase of the hedged commodity the other comprehensive income or loss is reclassified to cost of rental operations. Of the $1.1 million gain deferred in other comprehensive income at June 30, 2008, the entire amount is expected to be reclassified to cost of rental operations in the next twelve months. If these contracts were to be terminated, we would have incurred an after-tax gain on the contracts of $1.1 million as of June 28, 2008. These contracts have been designated as highly effective cash flow hedges and accordingly, gains or losses on any ineffectiveness of these instruments were not material to any one period.

We may also enter into foreign currency exchange contracts to hedge firm commitments with our foreign subsidiary. These agreements are recorded at current market values and the gains and losses are included in earnings. There were no outstanding foreign contracts at June 28, 2008 and at June 30, 2007.

6. *Stockholders' Equity*

We formerly issued both Class A and Class B shares of our stock. Upon the retirement of a former officer of the Company, effective December 31, 2005, all Class B shares outstanding were converted on a share-for-share basis to Class A shares. As of June 28, 2008 and June 30, 2007, the only shares outstanding were Class A shares. Each share of Class A common stock is entitled to one vote and is freely transferable.

In the fourth quarter of fiscal 2008, our Board of Directors authorized the expansion of our share repurchase program from $100.0 million to $175.0 million, which increases the share repurchase program previously approved by our Board of Directors in the fourth quarter of fiscal 2007. We intend to repurchase shares from time to time in the open market, privately negotiated or other transactions in accordance with applicable federal securities laws. The timing and the amount of the repurchases will be determined by us based on our evaluation of market conditions, share price and other factors. Under the program we repurchased 2,469,682 shares for $92.1 million during fiscal 2008 and 232,000 shares for $8.9 million during fiscal 2007. Cash spent on the repurchase of shares totaled $93.1 million during fiscal 2008 and $7.9 million during fiscal 2007. The amount of cash expended for fiscal 2007 excludes $1.0 million for shares purchased on June 29, 2007, but due to timing, the $1.0 million cash payment was made July 2, 2007. As of June 28, 2008, we have $74.0 million remaining under this authorization.

Share-Based Payment Plans

On November 16, 2006 our shareholders approved the 2006 Equity Incentive Plan (the "2006 plan"). Under the 2006 plan, a maximum of 2,000,000 equity awards can be granted. Only 667,000 of the awards granted under the 2006 plan can be stock appreciation rights, restricted stock, restricted stock units, deferred stock units or stock. As of June 28, 2008, 1,369,677 equity awards were available for grant. The only plan available to grant equity compensation as of June 28, 2008, is the 2006 plan. Shares that were available but not granted under all previous plans have been deauthorized and therefore no additional shares remain available for grant.

The 2006 plan provides for certain stock awards, including stock options at fair market value and non-vested restricted shares, to our key employees and non-employee directors. On the date individuals become a non-employee director, they receive a grant of 3,000 nonqualified stock options (initial grant) that vest over three years. In addition, on the first business day of each calendar year that a non-employee director is serving, the non-employee director receives 2,400 nonqualified stock options that vest on the first anniversary of the grant and an unrestricted stock grant of 1,200 shares. Exercise periods for the stock options are generally limited to a maximum of 10 years and a minimum of one year. Stock options issued to employees generally vest over three years while restricted stock grants to employees generally vest over five years.

We adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004) "Share-Based Payment" ("SFAS 123(r)") in the first quarter of fiscal 2006 under the modified retrospective transition method. SFAS 123(r) eliminates accounting for share-based compensation transactions using the intrinsic value method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees," and requires instead that the fair value of all share-based transactions, including grants of employee stock options, be recognized in the income statement. Under the modified retrospective transition method, all prior period financial statements were restated to recognize compensation cost in the amounts previously reported in the Notes to Consolidated Financial Statements.

Compensation cost for share-based compensation plans is recognized on a straight-line basis over the requisite service period of the award (or to an employee's eligible retirement date, if earlier). The amount of compensation cost that has been recognized in the consolidated statements of operations was $5.9 million, $4.2 million, and $3.9 million for fiscal years 2008, 2007 and 2006, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $2.2 million, $1.6 million and $1.5 million for fiscal years 2008, 2007, and 2006, respectively. No amount of share-based compensation expense was capitalized during the periods presented.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model using the assumptions noted in the following table. Expected volatilities are based on the historic volatility of our stock. We use historical data to estimate option exercises and employee terminations within the valuation model. The expected term of the options granted is derived from historical data and represents the period of time that options granted are expected to be outstanding. The risk free interest rate for each option is the interpolated market yield on a U.S. Treasury bill with a term comparable to the expected option term of the granted stock option.

	For the Fiscal Years		
	2008	2007	2006
Expected share price volatility	**19.5% - 23.5%**	23.2% - 27.4%	24.4% - 25.0%
Weighted average volatility	**22.5%**	24.6%	24.4%
Expected annual dividend per share	**$0.20**	$0.16	$0.07
Expected term (in years)	**5-6**	5-6	4-5
Risk free rate	**2.5% - 4.4%**	4.5% - 4.8%	3.8% - 4.9%

A summary of stock option activity under our plans as of June 28, 2008, and changes during the year then ended is presented below:

Options	Shares	Weighted Average Exercise Prices	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at June 30, 2007	1,473,622	$35.78		
Granted	416,913	40.43		
Exercised	(130,118)	34.16		
Forfeited or expired	(90,631)	38.18		
Outstanding at June 28, 2008	**1,669,786**	**$36.95**	**6.81**	**$0.6**
Exercisable at June 28, 2008	**1,036,946**	**$35.71**	**5.66**	**$0.6**

The weighted-average fair value of stock options on the date of grant during the fiscal years ended 2008, 2007, and 2006 was $10.64, $10.09, and $10.90, respectively. The total intrinsic value of stock options exercised was $0.8 million for each of fiscal years 2008, 2007, and 2006. As of June 28, 2008, there was $2.7 million of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under our stock option plan.

We received total cash as a result of the exercise of stock options in fiscal years 2008, 2007 and 2006 of $4.2 million, $3.2 million and $2.8 million, respectively.

A summary of the status of our non-vested shares of restricted stock as of June 28, 2008 and changes during the year ended June 28, 2008, is presented below:

Non-vested Shares	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at June 30, 2007	202,336	$35.92
Granted	174,510	39.68
Vested	(48,659)	35.51
Forfeited	(36,602)	35.55
Non-vested at June 28, 2008	**291,585**	**$38.07**

As of June 28, 2008, there was $7.7 million of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under our restricted stock plan. That expense is expected to be recognized over a weighted-average period of 3.4 years. The total fair value of shares vested during the fiscal years ended 2008, 2007 and 2006 was $1.7 million, $1.2 million and $0.9 million, respectively.

7. *Income Taxes*

The components of the provision for income taxes are as follows:

Fiscal Years	2008	2007	2006
Current:			
Federal	**$10.2**	$10.7	$ 8.6
State and local	**2.7**	2.1	2.2
Foreign	**9.5**	13.6	10.2
	22.4	26.4	21.0
Deferred	**6.5**	(4.1)	(1.2)
	$28.9	$22.3	$19.8

The reconciliation between income taxes using the statutory federal income tax rate and the recorded income tax provision is as follows:

Fiscal Years	2008	2007	2006
Federal taxes at the statutory rate	**35.0%**	35.0%	35.0%
State taxes, net of federal tax benefit	**1.9%**	1.8%	2.3%
Foreign earnings taxed at different rates	**(0.5)%**	(0.2)%	2.0%
Change in tax contingency reserve	**0.9%**	(2.6)%	(4.7)%
Permanent differences and other, net	**1.2%**	–	(2.5)%
Effective rate	**38.5%**	34.0%	32.1%

The change in the tax contingency reserve in 2007 and 2006 was the result of the expiration of certain statutes and the favorable resolution of other tax matters. The change in the tax contingency reserve in 2008 was the result of the expiration of certain statutes offset by reserve additions due to current year tax positions.

Significant components of our deferred tax assets and deferred tax liabilities as of June 28, 2008 and June 30, 2007 are as follows:

	2008	2007
Deferred tax liabilities:		
Inventory	**$(21.6)**	$(20.1)
Depreciation	**(21.3)**	(18.8)
Intangibles	**(38.0)**	(33.0)
Total deferred tax liabilities	**(80.9)**	(71.9)
Deferred tax assets:		
Accruals and reserves	**32.7**	25.1
Other	**6.9**	5.9
Total deferred tax assets	**39.6**	31.0
Net deferred tax liabilities	**$(41.3)**	$(40.9)

As of June 28, 2008, we have no foreign tax credit carry-forwards.

We have not provided U.S. income taxes and foreign withholding taxes on undistributed earnings from our foreign subsidiaries of approximately $59.1 million and $42.4 million as of June 28, 2008 and June 30, 2007, respectively. These earnings are considered to be indefinitely reinvested in the operations of such subsidiaries.

As discussed in Note 1, effective July 1, 2007, we adopted FIN 48. As a result of the implementation of FIN 48, we recorded a $7.0 million increase to accrued tax liabilities, a $5.4 million increase to deferred tax assets, and a $1.6 million decrease to the beginning balance of retained earnings on our balance sheet.

We continue to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. Upon adoption of FIN 48, we had $1.8 million of accrued interest and penalties related to uncertain tax positions, of which $1.4 million would favorably affect our effective tax rate in any future periods, if recognized. At June 28, 2008, we had $2.2 million of accrued interest and penalties related to uncertain tax positions, of which $1.5 million would favorably affect our effective tax rate in any future periods, if recognized.

We file income tax returns in the U.S., Canada and multiple state jurisdictions. We have substantially concluded on all U.S. Federal and Canadian income tax examinations through fiscal years 2004 and 2003, respectively. With few exceptions, we are no longer subject to state and local income tax examinations for years before fiscal year 2004.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Fiscal Year 2008	
Beginning balance	**$13.7**
Tax positions related to current year:	
Gross increase	**3.3**
Gross decrease	**-**
Tax positions related to prior years:	
Gross increase	**0.8**
Gross decrease	**(0.8)**
Settlements	**(0.2)**
Lapses in statutes of limitations	**(1.4)**
Ending balance	**$15.4**

As of June 28, 2008 and July 1, 2007, the total amount of unrecognized tax benefits was $15.4 million and $13.7 million, respectively, of which $5.0 million and $4.2 million would favorably affect the effective tax rate, if recognized. We are not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next 12 months.

8. Employee Benefit Plans

Pension Plan and Supplemental Executive Retirement Plan

We have a noncontributory defined benefit pension plan (the "Pension Plan") covering substantially all employees, except certain employees who are covered by union-administered plans. Benefits are based on the number of years of service and each employee's compensation near retirement. We make annual contributions to the Pension Plan consistent with federal funding requirements.

Annual benefits under the Supplemental Executive Retirement Plan ("SERP") are based on years of service and individual compensation near retirement. In years prior to fiscal year 2007, we purchased life insurance contracts that could have been used to fund the retirement benefits under this plan. In fiscal year 2007, to better leverage our resources we redeemed the cash surrender value of a number of life insurance policies for $6.3 million and invested the proceeds in high quality debt and equity instruments. These investments in conjunction with the remaining life insurance policies may be used to fund the retirement benefits. The value of the investment instruments and the net cash surrender value of the contracts as of June 28, 2008 and June 30, 2007 were $11.6 million and $15.0 million, respectively, and are included in other assets in the accompanying consolidated balance sheets.

We froze the Pension Plan and SERP effective January 1, 2007. All benefits earned by the defined benefit plans participants through the end of calendar year 2006 will be available upon retirement under the plan provisions. Future growth in benefits will no longer occur beyond December 31, 2006. We incurred $0.2 million and $0.1 million of costs in fiscal year 2006 associated with the curtailment of the pension plan and SERP, respectively.

Effective June 30, 2007, we adopted the recognition provisions of SFAS No. 158, which requires that the consolidated balance sheet reflect the funded status of the pension and postretirement plans. The funded status of the plan is measured as the difference between the plan assets at fair value and the projected benefit obligation. We have recognized the aggregate of all under-funded plans within other noncurrent liabilities. The portion of the amount by which the actuarial present value of benefits included in the projected benefit obligation exceeds the fair value of plan assets, payable in the next 12 months, is reflected in accrued liabilities. The measurement date of the plan assets coincides with our fiscal year end.

Unrecognized differences between actual amounts and estimates based on actuarial assumptions are included in accumulated other comprehensive income in our consolidated balance sheet as required by SFAS No. 158. The difference between actual amounts and estimates based on actuarial assumptions will be recognized in other comprehensive income in the period in which they occur.

The incremental effect of adopting the recognition provisions of SFAS No. 158 on individual line items in the consolidated balance sheet at June 30, 2007 is shown below:

	Before adoption of SFAS No. 158	Adjustments	After adoption of SFAS No. 158
Other, principally retirement plan assets	$ 34.2	$(0.1)	$ 34.1
Total other assets	459.2	(0.1)	459.1
Total assets	$991.9	$(0.1)	$991.8
Deferred income taxes	$ 34.0	$ 0.3	$ 34.3
Other noncurrent liabilities	54.2	(0.9)	53.3
Accumulated other comprehensive income	28.0	0.5	28.5
Total stockholders' equity	591.5	0.5	592.0
Total liabilities and stockholders' equity	$991.9	$(0.1)	$991.8

The estimated amortization from accumulated other comprehensive income into net periodic benefit cost during fiscal year 2008 is not material.

FORM 10-K

Obligations and Funded Status at June 28, 2008 and June 30, 2007

	Pension Plan		SERP	
	2008	2007	**2008**	2007
Change in benefit obligation:				
Projected benefit obligation, beginning of year	**$51.6**	$ 48.5	**$ 11.8**	$ 11.0
Service cost	**–**	1.4	**–**	0.3
Interest cost	**3.3**	3.1	**0.7**	0.7
Actuarial (gain) loss	**(6.2)**	(0.1)	**(1.5)**	0.3
Benefits paid	**(1.7)**	(1.3)	**(0.5)**	(0.5)
Projected benefit obligation, end of year	**$47.0**	$ 51.6	**$ 10.5**	$ 11.8
Change in plan assets:				
Fair value of plan assets, beginning of year	**$41.5**	$ 32.8	**$ –**	$ –
Actual return on plan assets	**(3.8)**	4.8	**–**	–
Employer contributions	**8.2**	5.2	**0.5**	0.5
Benefits paid	**(1.7)**	(1.3)	**(0.5)**	(0.5)
Fair value of plan assets, end of year	**$44.2**	$ 41.5	**$ –**	$ –
Funded status-net amount recognized	**$ (2.8)**	$(10.1)	**$(10.5)**	$(11.8)

Amounts recognized in the consolidated balance sheets consist of:

	Pension Plan		SERP	
	2008	2007	**2008**	2007
Accrued benefit liability	**$(2.8)**	$(10.1)	**$(10.5)**	$(11.8)
Net amount recognized	**$(2.8)**	$(10.1)	**$(10.5)**	$(11.8)

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the pension plans with an accumulated benefit obligation in excess of plan assets were $47.0 million, $47.0 million and $44.2 million, respectively, as of June 28, 2008 and $51.6 million, $51.6 million and $41.5 million, respectively, as of June 30, 2007. No pension plans had plan assets in excess of accumulated benefit obligations at June 28, 2008 or June 30, 2007.

Components of Net Periodic Benefit Cost

	Pension Plan			SERP		
	2008	2007	2006	**2008**	2007	2006
Service cost	**$ –**	$ 1.4	$ 4.8	**$ –**	$0.3	$0.9
Interest cost	**3.2**	3.1	3.2	**0.7**	0.7	0.8
Expected return on assets	**(3.7)**	(2.8)	(2.5)	**–**	–	–
Loss	**–**	–	1.4	**–**	–	0.3
Net periodic benefit cost (income)	**$(0.5)**	$ 1.7	$ 6.9	**$0.7**	$1.0	$2.0

Assumptions

The following weighted average assumptions were used to determine benefit obligations for the plans at June 28, 2008 and June 30, 2007:

	Pension Plan		SERP	
	2008	2007	**2008**	2007
Discount rate	**7.20%**	6.40%	**7.05%**	6.30%
Rate of compensation increase	**N/A**	N/A	**N/A**	N/A

The following weighted average assumptions were used to determine net periodic benefit cost for the plans for the years ended June 28, 2008 and June 30, 2007:

	Pension Plan		SERP	
	2008	2007	**2008**	2007
Discount rate	**6.40%**	6.45%	**6.30%**	6.40%
Expected return on plan assets	**8.00**	8.00	**N/A**	N/A
Rate of compensation increase	**N/A**	4.25	**N/A**	5.00

To develop the expected long-term rate of return on asset assumptions, we consider the historical returns and the future expectations of returns for each asset class, as well as the target asset allocation of the pension portfolio. This resulted in the selection of the 8.00% long-term rate of return on assets assumption.

Additional Information

The targeted asset allocations in the pension plan at June 28, 2008 and June 30, 2007 are as follows:

	2008	2007
International equity	**15%**	15%
Large cap equity	**35**	35
Small cap equity	**10**	10
Fund of hedge funds	**15**	15
Fixed income	**25**	25
Total	**100%**	100%

The asset allocation strategy for 2008 targets 25%-35% in high-quality fixed income instruments with the balance of the portfolio to be invested in a diversified and complimentary portfolio of equity vehicles. The objective is to achieve a long-term rate of return of 7.0%-9.5%. In determining investment options, all classes or categories of investments allowed by the Employee Retirement Income Security Act of 1974 ("ERISA") are acceptable investment choices. As directed by ERISA, no single investment will comprise more than 10% of assets, except for certain government backed securities.

Pension assets consist primarily of listed common stocks and U.S. government and corporate obligations. The plan held approximately 67,500 shares of our Class A common stock at July 1, 2006, with a market value of $2.3 million. The plan received an immaterial amount of dividends on our Class A common stock during fiscal 2007 and fiscal 2006. During fiscal 2007, the pension plan participated in our share repurchase program and sold all of the 67,500 shares of our class A common stock for total proceeds of $2.6 million. We expect to contribute $0.9 million to our pension plan and $0.5 million to the SERP in fiscal year 2009.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pension Plan	SERP
2009	$ 1.3	$0.5
2010	1.4	0.5
2011	1.6	0.6
2012	1.7	0.6
2013	1.8	0.6
2014 and thereafter	11.9	3.6

Union Pension Plans

Certain of our employees are covered by union-sponsored, collectively bargained, multi-employer pension plans ("Union Plans"). We contributed and charged to expense $2.5 million in fiscal 2008, $1.9 million in fiscal 2007 and $1.8 million in fiscal 2006 for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. We may be liable for our share of unfunded vested benefits related to the Union Plans. Information from the Union Plans' administrators is not available to permit us to accurately determine our share of unfunded vested benefits.

401(k) Plan

All full-time nonunion employees are eligible to participate in a 401(k) plan. We match a portion of the employee's salary reduction contributions and provide investment choices for the employee. The matching contributions under the 401(k) plan made prior to January 1, 2007 vest over a five-year employment period, while matching contributions made after that date vest immediately. We incurred matching contribution expense of $7.9 million in fiscal 2008, $5.1 million in fiscal 2007 and $2.0 million in fiscal 2006. The increase from fiscal 2006 to fiscal 2008 is the result of an increase in our company matching percentage and an increase in the participation in the 401(k) plan due to the action taken in fiscal year 2007 to freeze the pension plans as discussed earlier.

Executive Deferred Compensation Plan

Under the Executive Deferred Compensation Plan ("DEFCO Plan"), we match a portion of the designated employees' contributions. Our matching contributions under the DEFCO Plan were $1.5 million in fiscal 2008, $0.9 million in fiscal 2007 and $0.5 million in fiscal 2006. The accumulated benefit obligation of $17.1 million as of June 28, 2008 and $16.7 million as of June 30, 2007 is included in other noncurrent liabilities in the accompanying consolidated balance sheets. We have purchased investments, including stable income and stock index managed funds, based on investment elections made by the employees, which may be used to fund the retirement benefits. The investments are recorded at estimated fair value based on quoted market prices and are included in other assets in the accompanying consolidated balance sheets. Unrealized gains and losses are included in income on a current basis. At June 28, 2008 and June 30, 2007, the estimated fair value of the investments was $17.1 million and $16.7 million, and the cost of the investments was $17.6 million and $14.3 million, respectively.

9. *Commitments and Contingencies*

Litigation

We are involved in a variety of legal actions relating to personal injury, employment, environmental and other legal matters that arise in the normal course of business. These legal actions include lawsuits that challenge the practice of charging for certain environmental services on invoices. This lawsuit was settled in fiscal year 2006 and is presently being administered. We are party to certain additional legal matters described below.

On August 23, 2007, the Wisconsin Department of Natural Resources (WDNR) issued a Notice of Violation (NOV) for alleged air permit violations at our Green Bay facility. The NOV alleged violations generally pertaining to washing and drying practices, the height of exhaust stacks, and recordkeeping requirements. Our representatives met with the WDNR on September 20, 2007 and again earlier this year. We believe that all of the operational issues alleged by the WDNR have been addressed. Nonetheless, on July 24, 2008, the WDNR advised us that it has referred this matter to the Wisconsin Department of Justice for possible filing of a civil complaint. The Wisconsin Department of Justice has informed us that it intends to file a civil complaint against us seeking certain forfeitures, penalties, costs and other remedies unless the matter can be resolved to its satisfaction. We will work in good faith with the Wisconsin Department of Justice to address this matter.

On April 9, 2008, pursuant to a complaint filed in Superior Court, Judicial District of Hartford in the State of Connecticut on April 8, 2008 by the Commissioner of Environmental Protection of the State of Connecticut against us (the "Complaint"), the Commissioner of Environmental Protection of the State of Connecticut secured a temporary injunction in Superior Court in the State of Connecticut against us, prohibiting us from laundering shop or printer towels at our Waterbury, Connecticut facility, requiring us to cease use of certain related equipment, and requiring us to comply with certain throughput limits prescribed in permits previously issued to us by the State of Connecticut relative to this facility. The Commissioner alleges that our operations at this facility violate certain previously issued permits and/or that we are operating this facility in the absence of certain required permits. Any violation of the temporary injunction by us would subject us to monetary penalties. We are and will continue to conduct our Waterbury, Connecticut facility in strict accordance with the terms of the temporary injunction, and we will continue to work in good faith with the Connecticut Department of Environmental Protection to resolve this matter, including with respect to any amounts which may be payable.

By letter dated June 25, 2008, the U.S. Environmental Protection Agency (EPA) notified us that it is preparing to bring an administrative enforcement action against us in connection with alleged violations of the Resource Conservation and Recovery Act at our facilities in Pittsburg, California and Santa Fe Springs, California. The alleged violations generally pertain to two tanks used to store recovered solvent, and to various training, reporting and contingency-planning requirements. The EPA also provided us with its letter containing (a) a list of alleged violations of California's hazardous waste management requirements at the Pittsburg facility, and (b) hazardous-waste management recommendations made by Contra Costa Health Services following a March 27, 2008 inspection of the Pittsburg facility. We immediately engaged an outside environmental consultant and are currently working to address each of the deficiencies alleged by the EPA and California authorities.

On March 5, 2008, we were advised by the United States Securities and Exchange Commission that it is conducting an informal investigation of G&K Services, Inc. We believe this matter stems from a dispute with a former location general manager primarily related to our internal budgeting and incentive compensation program. The dispute with this former employee was previously resolved to the parties' satisfaction.

The correspondence received from the SEC states that it has not concluded that anyone has broken the law and that the investigation does not mean the SEC has a negative opinion of any person, entity or security. We have responded to all of the SEC's requests for documents received to date and have received no further inquiries. We will continue to cooperate fully with the SEC in working through this matter. While we cannot predict the outcome of this matter, at the current time we do not expect it to have a material adverse effect on our results of operation or financial position.

While we cannot predict the outcome of these matters, currently, none of these legal actions are expected to have a material adverse effect on our results of operations or financial position.

Leases

We lease certain facilities and equipment for varying periods. Most facility leases contain renewal options from one to five years. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

The following is a schedule of future minimum lease payments for operating leases that had initial or remaining non-cancelable lease terms in excess of one year as of June 28, 2008:

	Operating Leases
2009	$23.7
2010	17.8
2011	13.1
2012	10.5
2013	6.1
2014 and thereafter	4.5
Total minimum lease payments	$75.7

Total rent expense for operating leases, including those with terms of less than one year, was $30.0 million in fiscal 2008, $26.5 million in fiscal 2007 and $24.3 million in fiscal 2006.

10. Segment Information

We have two operating segments, United States (includes the Dominican Republic and Ireland Operations) and Canada, which have been identified as components of our organization that are reviewed by our Chief Executive Officer to determine resource allocation and evaluate performance. Each operating segment derives revenues from the branded identity apparel and facility services industry, which includes garment rental and non-apparel items such as floor mats, dust mops, wiping towels, selected linen items and restroom products. No single customer's transactions accounted for more than 1.5% of our revenues. Substantially all of our customers are in the United States or Canada.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1). Corporate expenses are allocated to the segments based on segment revenue. We evaluate performance based on income from operations.

The segment income from operations includes the impact of an inter-company management fee which is self-eliminated in the total income from operations below. The annual intercompany management fee was $9.9 million, $1.8 million and $1.7 million for fiscal years 2008, 2007 and 2006, respectively. In fiscal year 2008, we conducted a formal transfer pricing study which resulted in an increase to the management fee of approximately $7.7 million. The increase was recorded entirely in the fourth quarter of fiscal year 2008. As a percentage of Canadian revenue this intercompany management fee increased from 1.1% to 5.4%. We expect that the annual management fee will continue to be approximately 5.4% of Canadian revenue in fiscal 2009.

Financial information by segment is as follows:

	United States	Canada	Elimination	Total
2008				
Revenues	**$820.3**	**$182.1**	**$ –**	**$1,002.4**
Income from operations	**64.7**	**25.8**	**–**	**90.5**
Interest expense	**15.4**	**0.1**	**–**	**15.5**
Total assets	**983.1**	**171.2**	**(101.1)**	**1,053.2**
Capital expenditures-net	**27.2**	**(0.1)**	**–**	**27.1**
Depreciation and amortization expense	**41.3**	**7.1**	**–**	**48.4**
Income tax expense	**20.4**	**8.5**	**–**	**28.9**
2007				
Revenues	$ 769.0	$ 160.5	$ –	$ 929.5
Income from operations	53.5	25.9	–	79.4
Interest expense	13.8	0.1	–	13.9
Total assets	931.6	172.3	(112.1)	991.8
Capital expenditures-net	29.2	2.3	–	31.5
Depreciation and amortization expense	39.1	6.5	–	45.6
Income tax expense	12.6	9.7	–	22.3
2006				
Revenues	$ 728.4	$ 152.4	$ –	$ 880.8
Income from operations	48.9	26.0	–	74.9
Interest expense	13.2	–	–	13.2
Total assets	894.7	172.6	(116.2)	951.1
Capital expenditures-net	29.3	2.7	–	32.0
Depreciation and amortization expense	37.2	6.1	–	43.3
Income tax expense	10.2	9.6	–	19.8

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 28, 2008. Based on that evaluation, the chief executive officer and the chief financial officer concluded that our disclosure controls and procedures are effective in recording, processing, summarizing and timely reporting information required to be disclosed in the reports that we file or submit under the Exchange Act.

Management's Annual Report on Internal Control over Financial Reporting

The report of management required under this Item 9A is contained in Item 8 of this Annual Report on Form 10-K under the caption "Management's Report on Internal Control over Financial Reporting."

Attestation Report of Registered Public Accounting Firm

The attestation report required under this Item 9A is contained in Item 8 of this Annual Report on Form 10-K under the caption "Report of Independent Registered Public Accounting Firm."

Changes in Internal Controls

There were no changes in our internal controls over financial reporting during the fourth quarter of fiscal 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information

None.

Item 10. Directors, Executive Officers and Corporate Governance

Reference is made to information with respect to our Proxy Statement for the fiscal year 2008 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 11. Executive Compensation

Reference is made to information with respect to our Proxy Statement for the fiscal year 2008 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Reference is made to information with respect to our Proxy Statement for the fiscal year 2008 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

Reference is made to information with respect to our Proxy Statement for the fiscal year 2008 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 14. Principal Accountant Fees and Services

Reference is made to information with respect to our Proxy Statement for the fiscal year 2008 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A within 120 days after the end of the fiscal year covered by this Form 10-K.

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as a part of this report:

(1) Financial Statements
The consolidated financial statements of the Registrant are set forth in Item 8 of Part II of this report.

(2) Financial Statement Schedules
All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted as not required or not applicable, or the information has been included elsewhere by reference in the financial statements and related notes, except for Schedule II, which is included as Exhibit 99.1 to this Form 10-K, as filed with the SEC.

(3) Exhibits
The following exhibits, as required by Item 601 of Regulation S-K are filed as a part of this report:

3(a) Articles of Amendment and Restatement of the Registrant, as filed with the Secretary of State of Minnesota (incorporated herein by reference to Exhibit 3(i) to the Registrant's Form 10-Q filed November 13, 2001).

3(b) Amended and Restated Bylaws of the Registrant (incorporated herein by reference to the Registrant's Form 10-Q filed February 2, 2007).

3(c) Form of share-based compensation agreement (incorporated herein by reference to the Registrant's Form 10-K filed September 14, 2006).**

4(a) Rights Agreement, dated as of September 17, 2001, by and between G&K Services, Inc. and Wells Fargo Bank Minnesota, National Association (incorporated by reference to the Registrant's Form 8-K filing dated September 19, 2001).

10(a) 1989 Stock Option and Compensation Plan, as amended on October 30, 1997 (incorporated by reference to the Registrant's definitive proxy statement on Schedule 14A, exhibit A, filed on October 8, 1997). **

10(b) Amended and Restated 1996 Director Stock Option Plan, as amended March 10, 2004 (incorporated by reference to the Registrant's definitive proxy statement on Schedule 14A filed on October 12, 2005).**

10(c) 1998 Stock Option and Compensation Plan, as amended November 7, 2002 (incorporated by reference to the Registrant's definitive proxy statement on Schedule 14A, exhibit A, filed on September 26, 2002). **

10(d) Form of Change of Control Agreement between Registrant and each of Robert G. Wood and Jeffrey L. Wright, dated February 24, 1999 (incorporated herein by reference to the Registrant's Form 10-Q filed May 11, 1999). **

10(e) Note Purchase Agreement dated July 20, 2000 among G&K Services, Inc. and various institutional investors (incorporated herein by reference to the Registrant's Form 10-K filed September 28, 2000).

10(f) Form of Executive Employment Agreement between Registrant and each of Robert G. Wood and Jeffrey L. Wright, dated January 1, 2001 (incorporated herein by reference to the Registrant's Form 10-K filed September 27, 2001). **

10(g) Promissory Note of Richard L. Marcantonio dated July 26, 2002 and payable to the Registrant (incorporated herein by reference to Registrant's Form 10-Q filed November 12, 2002). **

10(h) Stock Pledge Agreement dated as of July 26, 2002, by and between the Registrant and Richard L. Marcantonio (incorporated herein by reference to Registrant's Form 10-Q filed November 12, 2002). **

10(i) Change of Control Agreement between Registrant and Richard L. Marcantonio dated November 12, 2002 (incorporated herein by reference to Registrant's Form 10-Q filed May 13, 2003). **

10(j) Loan Agreement dated November 17, 2004 among G&K Services, Inc., and its subsidiaries, Three Pillars Funding LLC and Sun Trust Capital Markets, Inc. (incorporated herein by reference to Registrant's Form 10-Q filed February 8, 2005).

10(k) Loan Agreement dated June 30, 2005 among G&K Services, Inc. and various institutional investors (incorporated by reference to Registrant's Form 10-K filed September 15, 2005).

10(l) Form of Executive Employment Agreement between Registrant and David Miller, dated December 19, 2005 (incorporated herein by reference to the Registrant's Form 10-Q filed February 3, 2006). **

10(m) Third Amendment, dated June 2, 2006 to Loan Agreement dated November 17, 2004, among the Registrant, Three Pillars Funding LLC and Sun Trust Capital Markets, Inc. (incorporated herein by reference to the Registrant's Form 10-K filed September 14, 2006).

10(n) Form of Executive Employment Agreement between Registrant and Richard L. Marcantonio, dated December 22, 2006 (incorporated herein by reference to the Registrant's Form 10-Q filed February 2, 2007).**

10(o) Form of Executive Employment Agreement between Registrant and each of David Miller, Douglas Milroy, Robert Wood, and Jeffrey Wright, dated March 1, 2007 (incorporated herein by reference to the Registrant's Form 8-K filed March 19, 2007).**

10(p) 2006 Equity incentive plan (incorporated herein by reference to the Registrant's Form 10-Q filed February 2, 2007).**

10(q) Fourth Amendment, dated November 15, 2006 to Loan Agreement dated November 17, 2004, among the Registrant, Three Pillars Funding LLC and Sun Trust Capital Markets, Inc. (incorporated herein by reference to the Registrant's Form 10-K filed August 29, 2007).

10(r) First Amendment, dated May 30, 2007 to Loan Agreement dated August 31, 2005, among the Registrant, G&K Services Canada, Inc., JPMorgan Chase Bank, N.A. and various lenders (incorporated herein by reference to the Registrant's Form 10-K filed August 29, 2007).

10(s) Credit Agreement, dated August 31, 2005, by and among the Registrant, G&K Services Canada, Inc., JPMorgan Chase Bank, National Association and various lenders.*

21 Subsidiaries of G&K Services, Inc. *

23 Consent of Independent Registered Public Accounting Firm. *

24 Power of Attorney dated as of August 20, 2008. *

31.1 Certification of Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-15(e)/15d-15(e) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

31.2 Certification of Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-15(e)/15d-15(e) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

99.1 Report of Ernst & Young LLP, Independent Registered Public Accounting Firm and Schedule II. *

Footnotes:
* Filed herewith
** Compensatory plan or arrangement

(b) Exhibits

See exhibits listed under Item 15(a)(3).

(c) Financial Statement Schedules

See the financial statement schedules listed under Item 15(a)(2).

Signatures

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 27, 2008

G&K SERVICES, INC.
(Registrant)

By: /s/ Richard L. Marcantonio

Richard L. Marcantonio
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

By: /s/ Jeffrey L. Wright

Jeffrey L. Wright
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

By: /s/ Thomas J. Dietz

Thomas J. Dietz
Vice President and Controller
(Principal Accounting Officer)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed below on the 27th day of August, 2008, by the following persons in the capacity indicated:

/s/ Richard L. Marcantonio Richard L. Marcantonio	Chairman of the Board and Chief Executive Officer (Principal Executive Officer) and Director
* Paul Baszucki	Director
* John S. Bronson	Director
* Lynn Crump-Caine	Director
* J. Patrick Doyle	Director
* Wayne M. Fortun	Director
* Ernest J. Mrozek	Director
* M. Lenny Pippin	Director
* Alice M. Richter	Director

*By: /s/ Richard L. Marcantonio
Richard L. Marcantonio
Attorney-in-fact

G&K SERVICES, INC.
5995 Opus Parkway
Minnetonka, Minnesota 55343


G&K SERVICES

Notice of Annual Meeting of Shareholders, Thursday, November 13, 2008

To the Shareholders of G&K Services, Inc.:

Please take notice that the Annual Meeting of Shareholders of G&K Services, Inc. will be held, pursuant to due call by our Board of Directors, at the Marquette Hotel, 710 Marquette Avenue, Universe Meeting Room, 50th Floor, IDS Building, Minneapolis, Minnesota, on Thursday, November 13, 2008, at 10:00 a.m. Central Standard Time, or at any adjournment or adjournments or postponements thereof, for the purpose of considering and taking appropriate action with respect to the following:

1. To elect the three "Class I" directors named in the attached proxy statement to serve for terms of three years;
2. To ratify the appointment of Ernst & Young LLP, Independent Registered Public Accounting Firm, as our independent auditors for fiscal 2009; and
3. To transact any other business as may properly come before the meeting or any adjournments or postponements thereof.

Pursuant to action of the Board of Directors, shareholders of record on September 19, 2008 will be entitled to vote at the meeting or any adjournments or postponements thereof.

A proxy for the meeting is enclosed. You are requested to complete and sign the proxy, which is solicited by the Board of Directors, and mail it promptly in the enclosed envelope.

By Order of the Board of Directors
G&K Services, Inc.

Jeffrey L. Cotter
Vice President, General Counsel and Corporate Secretary

October 1, 2008

Proxy Statement of G&K Services, Inc.

Annual Meeting of Shareholders to be Held Thursday, November 13, 2008

Voting by Proxy and Revocation of Proxies

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of G&K Services, Inc. to be used at the annual meeting of our shareholders to be held on Thursday, November 13, 2008, at 10:00 a.m. Central Standard Time, at the Marquette Hotel, 710 Marquette Avenue, Universe Meeting Room, 50th Floor, IDS Building, Minneapolis, Minnesota, or at any adjournment or adjournments or postponements thereof, for the purpose of considering and taking appropriate action with respect to the following:

1. To elect the three "Class I" directors named in this proxy statement to serve for terms of three years;
2. To ratify the appointment of Ernst & Young LLP, Independent Registered Public Accounting Firm, as our independent auditors for fiscal 2009; and
3. To transact any other business as may properly come before the meeting or any adjournments or postponements thereof.

The approximate date on which this proxy statement and the accompanying proxy were first sent or given to shareholders was October 10, 2008.

Each shareholder who signs and returns a proxy in the form enclosed with this proxy statement may revoke the same at any time prior to its use and prior to the annual meeting by giving notice of such revocation to the company in writing, in open meeting or by executing and delivering a new proxy to our Corporate Secretary. Unless so revoked, the shares represented by each proxy will be voted at the annual meeting and at any adjournments or postponements thereof. Mere presence at the annual meeting by a shareholder who has signed a proxy does not, alone, revoke that proxy; revocation must be announced by the shareholder at the time of the meeting. All shares which are entitled to vote and are represented at the annual meeting by properly executed proxies received prior to or at the annual meeting, and not revoked, will be voted at the annual meeting and any adjournments or postponements thereof.

Voting Procedures

The company has one class of voting securities outstanding: Class A Common Stock, $0.50 par value per share, of which 18,965,808 shares were outstanding as of the close of business on September 19, 2008, the record date for the annual meeting. Each share of Class A Common Stock is entitled to one vote on each matter put to a vote of shareholders. Our Class A Common Stock is referred to in this proxy statement as common stock. Only shareholders of record at the close of business on the record date for the annual meeting will be entitled to vote at the annual meeting or any adjournments or postponements thereof. A quorum, consisting of the holders of a majority of the stock issued and outstanding and entitled to vote at the annual meeting, and the presence of such shareholders, is requisite for the transaction of business at the annual meeting. Such quorum must be present, either in person or represented by proxy, for the transaction of business at the annual meeting, except as otherwise required by law, our Amended and Restated Articles of Incorporation or our Amended and Restated Bylaws.

All shares entitled to vote and represented by properly executed proxies received prior to the annual meeting, and not revoked, will be voted as instructed on those proxies. If no instructions are indicated, the shares will be voted as recommended by the Board of Directors. If any director nominee should withdraw or otherwise become unavailable for reasons not presently known, the proxies which would have otherwise been voted for that director nominee may be voted for a substitute director nominee selected by our Board of Directors.

A plurality of votes cast is required for the election of each director in Proposal No. 1. Each other proposal requires the affirmative vote of the holders of the greater of (i) a majority of the voting power of shares present and entitled to vote on that item of business, or (ii) a majority of the voting power of the minimum number of shares entitled to vote that would constitute a quorum for the transaction of business at the annual meeting.

A shareholder who abstains with respect to any proposal is considered to be present and entitled to vote on that proposal, and is effectively casting a negative vote. A shareholder (including a broker) who does not give authority to a proxy to vote, or withholds authority to vote, on any proposal shall not be considered present and entitled to vote on that proposal.

The Board of Directors unanimously recommends that you vote "FOR" the election of each director nominee named in this proxy statement and "FOR" the ratification of Ernst & Young LLP's appointment as our independent accountant for fiscal 2009.

Election of Class I Directors

Pursuant to our articles of incorporation, our management and business affairs are vested in a Board of Directors comprised of not less than three and not more than 12 directors, and our bylaws state that the number of directors is established by resolution of the Board of Directors. Presently, our Board of Directors consists of nine directors. Pursuant to our articles of incorporation, the directors are divided into three classes, designated as Class I, Class II and Class III, respectively, and are elected to serve for staggered three-year terms of office that expire in successive years. The current terms of office for the directors in Class I, Class II and Class III expire, respectively, at the 2008, 2009 and 2010 annual shareholders' meetings.

Ms. Crump-Caine and Messrs. Doyle and Pippin, each of whom currently serves as a Class I director, have been nominated by the Board of Directors to serve as our Class I directors for a three-year term commencing immediately following the annual meeting and expiring at our 2011 annual shareholders' meeting, or until his or her successor is elected and qualified. If elected, each nominee has consented to serve as a Class I director.

Set forth below is information regarding the three individuals nominated for election to our Board of Directors as Class I directors, which includes information furnished by them as to their principal occupations for the last five years, certain other directorships held by them, and their ages as of the date of this proxy statement.

Name (and Age) of Director/Nominee	Principal Occupation, Past Five Years Business Experience and Directorships in Public Companies	Director Since
Class I Nominees:		
Lynn Crump-Caine (52)	Ms. Crump-Caine was appointed to the Company's Board of Directors on May 20, 2008 to complete Mr. Michael G. Allen's term. Mr. Allen, a former director, retired from the Board when he reached our mandatory retirement age. Ms. Crump-Caine serves as a member of our audit committee. Ms. Crump-Caine founded Outsidein Consulting and she currently serves as its Chief Executive Officer. Between 1974 and her retirement in 2004, Ms. Crump-Caine served in various executive capacities with the McDonald's Corporation, including as its Executive Vice President, Worldwide Operations and Restaurant Systems, from 2002 to 2004, its Executive Vice President, U.S. Restaurant Systems, from 2000 to 2002, and its Senior Vice President, U.S. Operations, from 1998 to 2000. Ms. Crump-Caine serves on the board of Krispy Kreme Doughnuts, Inc., where she serves on the board's compensation and governance committees.	2008
J. Patrick Doyle (45)	Mr. Doyle is a director of the company and serves as a member of the Compensation Committee of our Board of Directors. Mr. Doyle currently serves as President, Domino's Pizza U.S.A. Mr. Doyle previously served as Executive Vice President of Team U.S.A. for Domino's Pizza, Inc., a position he held since October 2004. Mr. Doyle served as Domino's Executive Vice President of International from May 1999 to October 2004, as Domino's interim Executive Vice President, Build the Brand, from December 2000 to July 2001 and as Domino's Senior Vice President of Marketing from the time he joined Domino's in 1997 until May 1999. Prior to joining Domino's, Mr. Doyle served as Vice President and General Manager for the U.S. baby food business of Gerber Products Company.	2005
M. Lenny Pippin (61)	Mr. Pippin is the Presiding Director of the company, and serves as the chair of the Corporate Governance Committee of our Board of Directors. Mr. Pippin served as President and Chief Executive Officer of The Schwan Food Company, a branded frozen-food company, from November 1999 until February 2008. Mr. Pippin is currently a business consultant. Prior to joining Schwan's, Mr. Pippin served as President and Chief Executive Officer of Lykes Brothers, Inc., a privately held corporation with operating divisions in the food, agriculture, transportation, energy and insurance industries.	2001

Directors and Executive Officers of the Company

Set forth below is information regarding our executive officers and the balance of our directors, which includes information furnished by them as to their principal occupations for the last five years, certain other directorships held by them, and their ages as of the date of this proxy statement.

Name	Age	Title	Since	Director Term Expires
Richard L. Marcantonio	58	Chairman of the Board and Chief Executive Officer and Director (Class II)	2002	2009
Jeffrey L. Wright	46	Senior Vice President and Chief Financial Officer	1999	—
Robert G. Wood	60	President, G&K Services Canada, Inc.	1998	—
David M. Miller	52	President, U.S. Rental Operations (departed October 22, 2008)	2005	—
Douglas A. Milroy	49	President, Direct Purchase and Business Development	2006	—
Thomas J. Dietz	44	Vice President and Controller	2006	—
Jeffrey L. Cotter	41	Vice President, General Counsel and Corporate Secretary	2008	—
Paul Baszucki	68	Director (Class II)	1994	2009
John S. Bronson	60	Director (Class III)	2004	2010
Lynn Crump-Caine	52	Director (Class I)	2008	2008
J. Patrick Doyle	45	Director (Class I)	2005	2008
Wayne M. Fortun	59	Director (Class III)	1994	2010
Ernest J. Mrozek	55	Director (Class III)	2005	2010
M. Lenny Pippin	61	Presiding Director (Class I)	2001	2008
Alice M. Richter	55	Director (Class II)	2003	2009

Richard L. Marcantonio – Mr. Marcantonio has served as our Chairman of the Board and Chief Executive Officer (Chairman and CEO) since November 10, 2005. Prior thereto, Mr. Marcantonio was our President and Chief Executive Officer since January 1, 2004, and our President and Chief Operating Officer since July 15, 2002. Mr. Marcantonio has served as a director of the company since November 6, 2003. Prior to joining the company, Mr. Marcantonio served as President of the Industrial and Service Sectors at Ecolab, Inc., a leading global developer and marketer of cleaning and maintenance products, from March 2002 until July 15, 2002. Mr. Marcantonio served as Senior and/or Executive Vice President of Ecolab's industrial group from March 1997 until December 2000, and served as Executive Vice President of Ecolab's Industrial and Service Sectors from January 2001 until March 2002. Prior to his employment at Ecolab, Mr. Marcantonio served in senior management, sales and marketing positions at Keebler Company, a subsidiary of United Biscuits (Holdings) plc. Mr. Marcantonio also served as President and Chief Executive Officer of Specialty Brands, another subsidiary of United Biscuits (Holdings) plc. Mr. Marcantonio serves as a director and member of the Audit Committee of the H.B. Fuller Company, a worldwide manufacturer of adhesives, sealants, coatings, paints and other specialty chemicals.

Jeffrey L. Wright – Mr. Wright has served as our Senior Vice President since January 2004 and as our Chief Financial Officer since 1999. Mr. Wright was our Secretary from February 1999 until May 2004, and served as our Treasurer from February 1999 until November 2001. Mr. Wright was employed with BMC Industries, Inc. from 1996 until the time he joined the company, serving as its Controller from 1996 to 1998 and its Treasurer from 1998 to 1999. From 1993 to 1996, Mr. Wright was Treasurer for Employee Benefit Plans, Inc. From 1984 to 1993, Mr. Wright was employed with Arthur Andersen & Co.

Robert G. Wood – Mr. Wood has served as President of G&K Services Canada, Inc. and affiliated entities since 1998, and as one of our Regional Vice Presidents between 1997 and 1998. Mr. Wood joined the company in 1995 as a General Manager and served as an Executive Vice President of the company from May 2000 until July 2002. Prior to joining the company, Mr. Wood was Vice President of Marketing and Director of Sales with Livingston International, Inc., where he spent 23 years in a variety of operating, sales, service and marketing positions.

David M. Miller – Mr. Miller has served as our President of U.S. Rental Operations since December 2005. Prior to joining the company, between July 2002 and December 2005, Mr. Miller held various positions with Strategic Equipment and Supply Corp., a provider of foodservice equipment and supplies, including its Corporate Executive Vice President Operations, its President – Northern Region and, most recently, its Chief Operating Officer. Prior to joining Strategic Equipment and Supply, between March 1993 and June 2002, Mr. Miller held various positions with LSG/Sky Chefs, including its Vice President Marketing and its Managing Director. As announced, Mr. Miller left the company on October 22, 2008.

Douglas A. Milroy – Mr. Milroy has served as our President, Direct Purchase and Business Development since November 2006. Mr. Milroy joined us with more than 20 years of global leadership experience in business to business organizations. Most recently, since 2004, Mr. Milroy was managing director of The Milroy Group, a firm focused on the acquisition and management of industrial companies in partnership with other investors. Prior to that, between 2000 and 2004, Mr. Milroy was the Vice President and General Manager – Food and Beverage North America and Water Care for Ecolab, Inc. Mr. Milroy has also held senior positions with FMC Corporation and McKinsey & Company. Mr. Milroy holds a Bachelor of Mechanical Engineering degree from the University of Minnesota (1982) and an M.B.A. from the Harvard Business School (1986).

Thomas J. Dietz – Mr. Dietz has served as the company's Vice President and Controller since July 2006. Mr. Dietz, who also served as the company's Director of Financial Planning and Analysis between December 2004 and July 2006, has over 20 years of financial reporting and related experience. Prior to joining the company, between 1995 and 2004, Mr. Dietz was employed in various capacities with The St. Paul Companies, which is now known as The Travelers Companies, Inc., including most recently as its Assistant Vice President of Financial Planning and Analysis.

Jeffrey L. Cotter – Mr. Cotter has served as the company's Vice President, General Counsel and Corporate Secretary since June 2008. Mr. Cotter joined the company as Senior Corporate Counsel in February 2006, and was promoted to our Director of Legal Services and Corporate Secretary in September 2007. Prior to joining the company, Mr. Cotter was a shareholder in the law firm of Leonard, Street and Deinard Professional Association, where he specialized in securities law, as well as in mergers, acquisitions and related transactions. Prior to being a shareholder in Leonard, Street and Deinard Professional Association, Mr. Cotter was an associate at the firm (1997-1999; 2001-2003), as well as Assistant General Counsel of Stockwalk.com, Inc. (1999-2001) and an associate in the law firm of Briggs & Morgan, P.A.

Paul Baszucki – Mr. Baszucki is a director of the company, and serves as a member of the Corporate Governance Committee of our Board of Directors. Mr. Baszucki served as a director and Chair of the Board of Directors of Norstan, Inc., from May 1997 until December 2004, and as its Chief Executive Officer from 1986 until May 1997, and again from December 1999 to October 2000. Mr. Baszucki also serves as a director and member of the Audit Committee of WSI Industries, Inc., a precision contract machining company primarily servicing the energy aerospace/avionics industry and recreational vehicles markets. Mr. Baszucki has been a director of WSI Industries since 1988.

John S. Bronson – Mr. Bronson is a director of the company and serves as a member of the Compensation and Corporate Governance Committees of our Board of Directors. Mr. Bronson was Senior Vice President, Human Resources from 1999 to 2003 for Williams-Sonoma, Inc., a specialty retailer of home furnishings. Prior to his employment with Williams-Sonoma, Inc., Mr. Bronson held several senior human resource-related management positions with PEPSICO, from 1979 to 1999, most recently as its Executive Vice President, Human Resources Worldwide for Pepsi-Cola Worldwide.

Lynn Crump-Caine – See information under "Election of Class I Directors" above.

J. Patrick Doyle – See information under "Election of Class I Directors" above.

Wayne M. Fortun – Mr. Fortun is a director of the company, and serves as

Chair of the Compensation Committee of our Board of Directors. Mr. Fortun was elected director, President and Chief Operating Officer of Hutchinson Technology, Inc., a world leader in precision manufacturing of suspension assemblies for disk drives, in 1983 and was appointed its Chief Executive Officer in May 1996. Mr. Fortun also serves as a director of C.H. Robinson Worldwide, Inc., a global provider of multimodal transportation services and logistics solutions.

Ernest J. Mrozek – Mr. Mrozek is a director of the company and serves as a member of the Audit Committee of our Board of Directors. Mr. Mrozek is also one of our Audit Committee Financial Experts. Mr. Mrozek served as Vice Chairman and Chief Financial Officer of The ServiceMaster Company from November 2006 to March 2008, when he retired from The ServiceMaster Company after the completion of its sale and relocation of its corporate headquarters. Mr. Mrozek also served as President and Chief Financial Officer of The ServiceMaster Company from January 2004 to November 2006 and as its President and Chief Operating Officer from 2002 to January 2004. The ServiceMaster Company is a residential and commercial service company. Mr. Mrozek joined ServiceMaster in 1987 and has held various senior positions in general management, operations and finance. Prior to joining ServiceMaster, Mr. Mrozek spent 11 years with Arthur Andersen & Co.

M. Lenny Pippin – See information under "Election of Class I Directors" above.

Alice M. Richter – Ms. Richter is a director of the company, and serves as Chair of the Audit Committee of our Board of Directors. Ms. Richter is also one of our Audit Committee Financial Experts. Ms Richter has been retired since June 2001. Prior to her retirement, Ms. Richter was a certified public accountant with KPMG LLP for 26 years. Ms. Richter joined KPMG's Minneapolis office in 1975 and was admitted to the KPMG partnership in 1987. During her tenure at KPMG, she served as the National Industry Director of KPMG's U.S. Food and Beverage practice and has also served as a member of the Board of Trustees of the KPMG Foundation from 1991 to 2001. Ms. Richter is also the Chair of the Audit Committee of West Marine, Inc. and Fingerhut Direct Marketing, Inc. and serves on the Audit Committee of Thrivent Financial for Lutherans.

Executive Compensation

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of our executive officers' (identified as Named Executive Officers or NEOs) total compensation program. The discussion focuses on the program and decisions for the 2008 fiscal year. We address why we believe the program is right for our company and our shareholders, and we explain how compensation is determined.

Overview

What person or group is responsible for determining the compensation levels of executive officers?

The Compensation Committee of our Board of Directors, which consists entirely of independent directors and whose membership is determined by the Board of Directors, is responsible for:

- approving the design and implementation of our executive compensation program;
- regularly reporting on committee actions and recommendations at board meetings;
- working with the Audit and Governance Committees of our Board of Directors, as appropriate; and
- reviewing NEO compensation and reporting to the Board of Directors, which is responsible for approving all NEO compensation.

The Compensation Committee of our Board of Directors retained the Hay Group as the independent compensation consultant to provide market information, analysis and guidance in the development and assessment of our executive compensation program. Although the Hay Group primarily supports the Compensation Committee, on occasion, the Hay Group has provided market data and general compensation consultation to G&K. The Compensation Committee also works with our human resources and compensation and benefits professionals on the design and implementation of executive compensation programs and employee benefit plans that are of material significance.

The Compensation Committee annually reviews NEO compensation. The Compensation Committee considers information provided by its independent compensation consultant, and reviews and recommends compensation actions for NEOs for approval by our full Board of Directors.

Role of Compensation Consultant

In April 2005, the Compensation Committee engaged the Hay Group, Inc. to provide independent compensation consultation and advice to the Compensation Committee to ensure that executive compensation decisions are aligned with the long-term interests of shareholders and with corporate goals and strategies. Specifically, the Hay Group is tasked with fulfilling the following responsibilities:

- advise the Compensation Committee Chair on management proposals as requested;
- undertake special projects at the request of the Compensation Committee Chair;
- review Compensation Committee agendas and supporting materials in advance of each meeting;
- attend Compensation Committee meetings;
- make recommendations on companies to include in peer group, analyze the selected peer group information and review other survey data for competitive comparisons;

- review the executive compensation programs and competitive positioning for reasonableness and appropriateness;
- review the company's total executive compensation program and advise the Compenspation Committee of plans or practices that might be changed to improve effectiveness;
- oversee survey data on executive pay practices and amounts that come before the Compensation Committee;
- provide market data and recommendations on Chairman and CEO compensation without prior review by management except for necessary fact checking;
- review draft Compensation Discussion & Analysis and related tables for our proxy statement;
- review any significant executive employment or change-in-control provisions in advance of being presented to the Compensation Committee for approval;
- periodically review the Compensation Committee's charter and recommend changes; and
- proactively advise the Compensation Committee on best-practice ideas for Board governance of executive compensation as well as areas of concern and risk in the company's program.

In fiscal 2008, as part of his ongoing services to the Compensation Committee as described above, the compensation consultant attended all regularly scheduled meetings of the Compensation Committee (either in person or telephonically) and worked on the following projects:

- reviewed current peer group and made recommendation on peer group additions;
- advised the Compensation Committee with respect to the design and amounts of a special one-time equity grant for executive officers;
- actively participated in review and design of G&K's long-term incentive/ equity program and establishing a framework for developing annual grant guidelines;
- conducted market analysis of the Chairman and CEO compensation and made recommendations on changes to Chairman and CEO's total compensation package.

Certain of our executive officers also have roles in the compensation process, as follows:

- Our Chairman and CEO recommends compensation actions for members of the executive committee (other than himself) and his direct reports and submits those recommendations to the Compensation Committee for review and approval.
- In addition, our Chairman and CEO provides his perspective on recommendations provided by the consulting firm hired by the Compensation Committee regarding compensation program design issues.
- Our Senior Vice President Human Resources plays an active role by providing input on plan design, structure and cost, and assessing the implications of all recommendations on recruitment, retention and motivation of company employees, as well as company financial results.
- When requested by the Compensation Committee, other executive officers, such as the Senior Vice President and Chief Financial Officer (Sr. VP CFO), Vice President Controller, and G&K's legal counsel, may also review recommendations on plan design, structure and cost, and provide a perspective to the Compensation Committee on how these recommendations may affect recruitment, retention and motivation of company employees, as well as company financial results.

Discussion and Analysis

The following discussion and analysis is focused on our NEO compensation program. Our NEOs are our Chairman and CEO, our Sr. VP CFO, and the three most highly compensated executive officers, other than our Chairman and CEO and our Sr. VP CFO, who were serving as our executive officers at the end of fiscal 2008. The discussion focuses on the program and decisions for fiscal 2008 and specifically answers the following questions:

1. What are the objectives of the company's compensation program?
2. What is the compensation program designed to reward?
3. What is each element of compensation?
4. Why does the company choose to pay each element?
5. How does the company determine the amount/formula for each element?
6. How does each element and the company's decision regarding that element fit into the company's overall compensation objectives and affect decisions regarding other elements?

What are the objectives of the company's compensation program?

The objectives of our compensation programs are to provide compensation and benefits plans that enable the company to attract, retain and motivate highly qualified, experienced executives and reward them for performance that creates long-term shareholder value. G&K seeks to increase shareholder value by rewarding performance with cost-effective compensation that ensures appropriate linkage between pay, company performance, and results for shareholders. G&K strives to reward employees fairly and competitively through a mix of base salary, short and long term incentives, benefits, career growth and development opportunities.

What is the compensation program designed to reward?

The compensation program strives to effectively utilize elements of compensation under a total reward philosophy that combines annual and multi-year reward opportunities, which are designed to:

- provide competitive levels of compensation that link compensation to the achievement of the company's annual objectives and long-term goals;
- reward the achievement of company performance objectives; and
- recognize individual initiative and reward strong individual and team performances.

Shareholder value and corporate performance are realized through the company's ongoing business strategy to:

- achieve year-over-year growth in revenue and earnings;
- increase value of existing assets;
- maintain financial strength and flexibility;
- selectively participate in continued industry consolidation; and
- reward strong individual performance that is aligned with company goals and objectives.

What is each element of compensation?
There are five components of G&K's executive compensation program:

- base salary;
- annual management incentive compensation (referred to as Management Incentive Plan or MIP);
- long-term equity-based compensation;
- benefits and perquisites; and
- severance and change-in-control benefits.

Base Salary
Base salary is fixed compensation designed to compensate NEOs for their level of experience and continued performance excellence in their individual roles. Providing executives with competitive base salaries allows G&K to attract high-caliber talent and retain their on-going services by providing them with a level of financial certainty. Base salary is set in relation to the competitive market for the position and individual performance. We review executive base salary on an annual basis (comparing to the median of the competitive market for each position), and increases are based on individual performance and the market.

For NEOs (excluding the Chairman and CEO), individual performance is assessed against business performance objectives and individual functional objectives at mid-year and at fiscal year-end. The NEO provides a self-evaluation with significant accomplishments and challenges during his performance review with the Chairman and CEO. At the August meeting of the Board of Directors, the Chairman and CEO provides a talent review of the NEOs to discuss his assessment of each NEO's performance, strengths and accomplishments, along with challenges and areas for improvement. The Chairman and CEO makes compensation recommendations (base, equity grant, achievement of functional objectives on the MIP calculation), which are reviewed by the Compensation Committee and then submitted to the Board of Directors for final review and approval. The Chairman and CEO must also conduct a self-assessment of his own performance over the fiscal year, which he reviews with the Chairman of the Compensation Committee and the Chair of the Governance Committee of the Board of Directors. The Board of Directors also completes an evaluation of the Chairman and CEO's performance. The Chair of the Governance Committee holds a telephonic conference call with the Governance Committee to review the specific performance recommendations. The Hay Group then works with the Chairman of the Compensation Committee to make compensation recommendations for review by the Compensation Committee and final review and approval by the Board of Directors. Merit increases for the NEOs ranged from 0.0% to 7% for fiscal 2008, reflecting differences in performance, pay relevant to market and consideration of internal equity.

Annual Management Incentive Plan
The annual Management Incentive Plan (MIP) is a variable pay program tied to achievement of annual business performance goals. The MIP is designed to compensate NEOs for meeting specific company financial goals and individual function/business goals established as part of our annual business plan. MIP target incentive levels are based on competitive market data, job content and responsibilities, and internal equity. Target Incentive levels are expressed as a percentage of base salary, as follows:

Position	Target Incentive (as a % of Base Salary)
Chairman and CEO	80%
Sr. VP CFO	55%
Presidents	50%

Based upon market data and a peer group analysis (using the methodology set forth on page 13), the fiscal 2008 target incentive for the Chairman and CEO was increased from 75% to 80% and the target incentive for the Sr. VP CFO was increased from 50% to 55%. The target incentive levels for the remaining NEOs did not change.

Management Incentive Plan Payouts
MIP payouts are calculated based on actual performance measures set at the beginning of each fiscal year, which are reviewed and approved by the Compensation Committee. The measures align NEOs with clear line-of-sight responsibility to:

- *Quantitative Financial Measures:* revenue and earnings benchmarks have been chosen as the key financial measures for the MIP plan because they best represent our primary short-term growth goals and align with and support the attainment of our long-term strategy
- *Individual Functional Objectives:* key initiatives/functional objectives reward individuals for achieving goals that support and drive financial performance as well as achieve our strategic plan

Plan Measures and Weights and Performance Targets

The plan measures and weights, as well as the performance targets and results, are as follows:

Plan Measures	Weights		Performance Targets for Financial Measures			Results			
	Chairman & CEO and Sr. VP CFO	Presidents	Threshold	Target	Maximum	Achievement	Payout Factor		
Company Financial Measures:			(30% Payout)	(100% Payout)	(200% Payout)				
• Revenue Growth[1]	40%	25%	$953 M	$1,008 M	$1,047 M	$1,002 M	92%		
• EPS Growth[2]	40%	25%	$2.06	$2.16	$2.26	$2.27	200%		
Business Unit Financial Measures							Wood	Miller	Milroy
• Revenue Growth	N/A	20%	(3)	(3)	(3)	(3)	0%	20%	30%
• Operating Income	N/A	20%					0%	38%	0%
Individual Functional Objectives	20%	10%	(0% Payout)	(100% Payout)	(150% Payout)	See Individual Functional Objectives Table below			
			See Individual Functional Objectives Table below						
Total	100%	100%							

Notes:

[1] In order to earn a payout for the Company Revenue Growth objective, performance must be achieved at or above the threshold level and the company's EPS performance must exceed the EPS level achieved in the previous fiscal year.

[2] In order to earn a payout for the Company Earnings Per Share Growth objective, performance must be achieved at or above the threshold level.

[3] G&K does not provide annual earnings guidance for business unit financials, and business unit plans are highly confidential. Disclosing specific objectives would provide competitors and other third parties with insights into the planning process and would therefore cause competitive harm. The Compensation Committee (and the Chairman and CEO for his direct reports) sets performance targets such that the relative difficulty of achieving the threshold, target and maximum levels for each financial objective is consistent from year to year. Performance targets are established at levels that are achievable but challenging ("stretch" goals) and above prior year actual results.

Individual Functional Objectives

Individual functional objectives are also established at levels that are achievable but challenging and above prior year actual results. The functional objective and the actual payout factor achieved for each NEO for fiscal 2008 are as follows:

NEO	Functional Objective	Results/Payout Factor
Richard L. Marcantonio Chairman and CEO	The specific functional objectives for Mr. Marcantonio included the following: guiding Mr. Milroy in the successful transition into his role as President, Direct Purchase and Business Development, and as a member of G&K's executive team; ensuring the development of a medium-term IT strategy that will lead to a more effective long-term IT vision; continuing to improve upward and downward communications within G&K; and continuing to actively promote diversity throughout G&K.	100%
Jeffrey L. Wright Sr. VP CFO	The specific functional objectives for Mr. Wright were related to the implementation of SAP software into Lion Uniform Group and achievement of financial operating goals, which are not publicly disclosed. To disclose the financial operating goals publicly would cause significant competitive harm to the company.	115%
Messrs. Miller and Wood (Miller) President US Rental Operations and (Wood) President - Canada	The specific functional objectives for Messrs. Miller and Wood reflect G&K's confidential strategic business metrics and G&K's confidential operating performance goals. To disclose these goals publicly would cause significant competitive harm to the company.	Mr. Miller = 12.17% Mr. Wood = 0%
Douglas A. Milroy President Dir Purch & Bus Dev	The specific functional objectives for Mr. Milroy reflect G&K's confidential strategic business plans. To disclose these goals publicly would cause significant competitive harm to the company.	100%

Plan measures and weights have been carefully reviewed by the Compensation Committee and approved by the Board of Directors. Performance targets are recommended prior to each fiscal year based on business unit plans, expected progress towards long-term goals, and anticipated market conditions. The annual performance targets for company revenue growth and earnings per share are then presented to and approved by the Compensation Committee of the Board of Directors. MIP payouts are based on actual business results compared to the performance targets, which were approved at the beginning of the fiscal year.

Individual Functional Objectives and financial goals are established by the Chairman and CEO for his direct reports at the beginning of the fiscal year. Measures for these objectives are generally quantitative, so that the level of achievement can be readily assessed at fiscal year-end. A rating of the results is recommended by the Chairman and CEO for his direct reports, and presented to the Compensation Committee for review and to the Board of Directors for final review and approval. The Chairman and CEO's results are evaluated by the Compensation Committee, with their recommended rating on individual functional objectives submitted to the Board of Directors for final review and approval.

MIP Calculation

The MIP is calculated as follows:

1. Target Incentive = Base Salary x Target Incentive% x% of Year in Eligible Position
2. Incentive Score for each performance measure = Payout Factor x Weight (% allocated to the measure)
3. Incentive Amount Calculated for each performance measure = Incentive Score x Target Incentive Opportunity
4. Total MIP Payout = Sum of all Incentive Amounts Calculated for each performance measure

Incentive compensation is determined by the Compensation Committee of our Board of Directors for NEOs based generally on achievement of certain targets against an internal business plan approved annually by the Board of Directors. Over the past five years, we have achieved performance in excess of the target level 3 times and have achieved the maximum performance level in one of those years (fiscal 2005). Over the past five years, the payout percentage has ranged from 31.9% to 228.9% of senior executive participant's target award opportunity, with an average payout percentage equal to approximately 97.1% of the total target award opportunity for this group. MIP incentive plan payouts are capped at 200% of target for financial measures and 150% of target for individual functional objectives.

The Compensation Committee decided to pay a discretionary bonus to Mr. Milroy in the amount of $45,000 for his significant efforts in fiscal 2008 in connection with the resolution of issues involved in the implementation of SAP software into Lion Uniform Group; development of a revised plan for the introduction of Dockers® Apparel in G&K's organization utilizing existing facilities; and for playing a key advisory role on a key new project impacting G&K's service organization. The key new project was in addition to his assigned responsibilities. The $45,000 represents 15% of Mr. Milroy's base salary.

Long-Term Equity Compensation

Long-term equity compensation supports strong organization performance over a long period of time (typically three years or more). Long-term equity compensation aligns NEOs' compensation with shareholders' interests, rewards NEOs for increasing long-term shareholder value, and promotes executive retention. Long-term equity award targets for each position are established each year based on competitive market data, also taking into account the rate at which equity grants deplete the number of shares available for grant under the company's 2006 Equity Incentive Plan (run rate) and shareholder dilution. Individual equity awards are based on individual performance.

In fiscal 2008, we granted two types of equity awards:

- *Stock Options (Non-qualified Stock Options)* – each stock option represents the right to purchase one share of our Class A Common Stock at a price equal to the fair market value of the common stock on the date of grant. Options vest and become exercisable in equal installments over three years and have a term of ten years.
- *Restricted Stock* – restricted stock represents the right to own Class A Common Stock after the time restrictions lapse. Restrictions lapse in equal installments over five years.

Vesting Schedules and Term Lengths

Vesting schedules and term lengths for new grants are periodically reviewed by the Compensation Committee of our Board of Directors. The Compensation Committee has determined that the existing vesting schedule and term lengths provide the appropriate balance between employee retention and reward for performance.

Grant Targets and Mix

G&K's equity grant practice is to use a combination of stock options (to reward growth) and restricted stock (to support retention). Each year, G&K establishes target grant values taking into consideration market median grant levels while still managing annual run rate and shareholder dilution within appropriate levels. G&K then evaluates the mix with the objective of delivering as much of the equity grant in stock options as possible to drive growth. For fiscal 2008, the Compensation Committee approved equity compensation grants allocated among the types of awards, as follows:

	% of Target Expected Value	
Officer	Stock Options	Restricted Stock
Chairman and CEO	50%	50%
Remaining NEOs	40%	60%

After establishing the mix, the target grant levels are converted into shares using the following formulas:

- *Stock Options:* (% allocated to Stock Options x Target Grant Level)/Black Scholes Value
- *Restricted Stock:* (% allocated to Restricted Stock x Target Grant Level/ (Black Scholes Value x Conversion Factor))

The conversion factor used in the restricted stock formula is determined based on G&K's stock price volatility as follows:

Volatility	Conversion Factor
25%	4:1
33%	3:1

Grant Practice
Our grant practice in prior years was to grant equity annually on or about the first business day of September and after the fiscal year end earnings announcement, which generally occurred around mid-August. The price per share of the company's stock was set based on market close on the day of grant. In fiscal 2008, we changed our grant practice going forward and made grants effective as of the date of the August Board of Director's meeting, which occurred after the year end earnings announcement. On occasion, the Compensation Committee may grant stock options or restricted stock to NEOs at times other than the annual grant date (e.g., upon hire or promotion), with the grant price set based on market close on the day of grant.

Special Stock Option Grant in Fiscal 2008
In November 2007, G&K made a special stock option grant of 60,000 shares to the Chairman and CEO and 25,000 shares to each of the remaining NEOs. The special grant was made to strengthen the alignment with long-term shareholder interests, motivate senior executives to take action that results in increasing shareholder value, encourage retention of senior executives, and reward them for achieving G&K's long term vision and strategy. The grant size was set to equal roughly 100% of Base Salary for the Chairman and CEO and 75% of Base Salary for the remaining NEOs. One hundred percent of the shares of the special stock option grant cliff vest on the third anniversary date of the grant. The special stock option grant has a 10 year term.

Equity Holding Requirements
We believe that requiring executive officers to hold significant amounts of our common stock strengthens the alignment of the executive officers' interests with those of our shareholders and promotes achievement of long-term business objectives. Equity holding requirements for our executive officers were implemented in August 2004. Since August 2004, NEOs have been required to hold one-half of all shares granted for three years, net of the number of shares required to cover estimated taxes and exercise cost. The holding requirement applies to restricted stock at the time of vesting and stock options at the time of exercise. Effective for fiscal 2008, we have adopted expanded equity ownership guidelines for our executive officers. Specifically, NEOs have five years to achieve ownership targets, which are five times base salary for our Chairman and CEO and three times base salary for the remaining NEOs.

Benefits
Benefits include health and welfare, retirement, and perquisite programs that are intended to provide financial protection and security to NEOs and their families and to reward their dedication and long-term commitment to the company. Company sponsorship (coupled with competitive employee cost-sharing arrangements) of these plans is critical to our ability to attract and retain the talent we need to support our overall business objectives. NEOs have the opportunity to participate in the same retirement, health and welfare plans as other company salaried employees and have supplemental benefits provided as well:

- Supplemental Executive Retirement Plan (SERP)(frozen as of January 1, 2007)
- Executive Deferred Compensation Plan (DEFCO)
- executive long-term disability insurance
- financial planning services
  - Chairman and CEO — $7,500 each year (increased from $5,000 to $7,500 in June 2008)
  - Other NEOs — $5,000 each year (increased from $2,500 to $5,000 in June 2008)
- executive physical
- leased automobiles for NEOs (being phased out)
- country club dues (Chairman and CEO and Sr. VP CFO) were eliminated starting in fiscal 2008.

PROXY STATEMENT

Fringe Benefits
We periodically reassess our level of fringe benefits. In 2007, we redesigned our company-sponsored retirement program for U.S. non-union employees, including the U.S. NEOs, as well as for our union employees enrolled in the program, to maintain competitive retirement benefits while reducing the volatility of future company defined benefit pension costs. The new program, which took effect January 1, 2007, included freezing the qualified pension and SERP benefits and enhancing the 401(k) and the Deferred Compensation Plan. In fiscal 2008, we decided to phase out leased automobiles for NEOs over the next two years as automobiles come off lease. The fringe benefit will be replaced with a weekly taxable car allowance in the following amounts:

NEO	Rate Effective January 2008	Rate Effective June 2008
Richard L. Marcantonio	$442.31 ($23,000 annual)	$465.39 ($24,200 annual)
Robert G. Wood	$390.39 CAD ($20,300 CAD annual)	$413.46 CAD ($21,500 CAD annual)
Remaining NEOs	$351.92 ($18,300 annual)	$375.00 ($19,500 annual)

Severance and Change-in-Control Benefits: Employment Agreements
Severance and change-in-control benefits include salary and certain benefits that are paid in the event of termination of employment under certain circumstances, including following a change in control. Severance and change-in-control benefits help attract executive talent, assist with the career transition of executives, and create an environment that provides for adequate business transition and knowledge transfer during times of change. The level of this severance protection is established to be competitive with market best practices. We have entered into agreements with each of our NEOs that provide benefits to the executive if he or she is

terminated after a change in control of the company. With respect to the Chairman and CEO in particular, benefits are provided if he is terminated at any time, for any reason, within two years following a change in control. With respect to other NEOs, benefits are provided if an NEO is terminated within one year following a change in control if the termination is by the employer without cause, or by the executive for good reason. The various key terms are defined specifically in each agreement. Severance benefits are payable in such circumstances. In the event of a change in control, and regardless of whether the executive is terminated, unvested equity awards will vest immediately upon the change in control, consistent with the provisions of our equity compensation plan.

These agreements were put in place and the related triggers were selected to assure that we will have the continued dedication, undivided loyalty and objective advice and counsel from these key executives in the event of a proposed transaction, or the threat of a transaction, which could result in a change in control of the company. We also believe that these agreements are beneficial to the company because, in consideration for these severance arrangements, the executives agree to noncompetition and non-solicitation covenants for a period of time following termination of employment.

In fiscal 2008, we amended and restated employment agreements with our NEOs (Messrs. Marcantonio, Wright, Miller, Wood, and Milroy) to:

- eliminate some inconsistencies among our current agreements with our executives;
- address changes in executive compensation arrangements and competitive issues;
- address governance trends; and
- allow for periodic review of the agreements by us.

We also amended Mr. Wright's employment agreement to make conforming changes to executive employment agreements made for other executives in 2007 and to make the changes set forth above.

Below is a summary of the changes:

Mr. Marcantonio:

In order to comply with Section 409A, Mr. Marcantonio's employment agreement was amended to reflect the timing of payments in the event of termination without cause, termination for good reason, and termination following a change in control. Mr. Marcantonio's employment agreement was also amended to reflect a tax gross up for Section 409A and to provide for attorneys' fees in the event an action is commenced by Mr. Marcantonio to collect any claim for cash benefits and Mr. Marcantonio is successful in such action. The amended agreement eliminates a lump sum payment at G&K's discretion in lieu of providing health care continuation coverage, and provides for an annual limit of $7,500 on financial planning and tax preparation services during the 18 month period following a change-in-control termination. The agreement also provides, subject to any plan or program adopted by G&K after the date on which the parties entered into the agreement, for a lump sum payment equal to three times the annual automobile allowance if Mr. Marcantonio is receiving an automobile allowance, rather than a G&K provided automobile, at the time of a change-in-control termination. Subject to any such plan or program, the amended agreement provides for a lump sum payment equal to six times the monthly automobile allowance if Mr. Marcantonio is terminated without cause. The amended agreement does not change the base salary, target incentives, long-term compensation or any other remunerative aspect of the agreement in any other material respect, other than as described above and for Section 409A compliance reasons.

Messrs. Miller, Wood and Milroy:

In order to comply with Section 409A, the employment agreements of Messrs. Miller, Wood and Milroy were also amended to reflect the timing of payments in the event of termination without cause or termination following a change in control. The employment agreements were also amended to provide for attorneys' fees in the event an action is commenced by the executive to collect any claim for cash benefits following a change-in-control termination for good reason and the executive is successful in such action. The agreements also provide, subject to any plan or program adopted by G&K after the date on which the parties entered into the agreement, for a lump sum payment equal to three times the annual automobile allowance if an executive is receiving an automobile allowance, rather than a G&K provided automobile, at the time of a change-in-control termination for good reason. Subject to any such plan or program, the amended agreement provides for a lump sum payment equal to six times the monthly automobile allowance if an executive is terminated without cause. The amended agreement does not change the base salary, target incentives, long-term compensation or any other remunerative aspect of the agreement in any other material respect, other than as described above and for Section 409A compliance reasons.

Mr. Wright:

The employment agreement of Mr. Wright was amended to make conforming changes to the employment agreements signed by Messrs. Miller, Wood and Milroy in March 2007. In addition, in order to comply with Section 409A, Mr. Wright's employment agreement was amended in a manner similar to Messrs. Miller, Wood and Milroy's agreements to reflect the timing of payments in the event of termination without cause or termination for good reason following a change in control. The employment agreement was also amended in a manner similar to Messrs. Miller, Wood and Milroy's agreements to provide for attorneys' fees in the event an action is commenced by Mr. Wright to collect any claim for cash benefits following a change-in-control termination for good reason and Mr. Wright is successful in such action. The agreement also provides, subject to any plan or program adopted by G&K after the date on which the parties entered into the agreement, for a lump sum payment equal to three times the annual automobile allowance if Mr. Wright is receiving an automobile allowance, rather than a G&K provided automobile, at the time of a change-in-control termination for good reason. Subject to any such plan or program, the amended agreement provides for a lump sum payment equal to six times the monthly automobile allowance if Mr. Wright is terminated without cause.

Why does the company choose to pay each element?
We strive to effectively utilize elements of compensation under a total reward philosophy that combines annual and multi-year reward opportunities. Our intent is to develop a compensation program that rewards the annual accomplishment of the company's goals and objectives while supporting the company's long-term business strategy. We want to encourage our executives to increase shareholder value.

How does the company determine the amount/formula for each element?
Executive compensation is reviewed annually, as follows:

Compensation Committee Meeting Held In:	Agenda
February	Compensation Committee reviews and approves the peer group
May	Compensation Committee reviews market data, establishes equity guidelines, reviews MIP plan design and establishes preliminary company financial performance targets for the upcoming fiscal year
June	Compensation Committee approves MIP plan design and company financial performance targets
August	Compensation Committee reviews performance for prior year and approves merit increases, equity grants, and MIP payouts, provided that the full Board of Directors approves all compensation actions for NEOs

Executive compensation is set at levels that the Compensation Committee believes to be competitive with those offered by employers of comparable size, growth and profitability in the company's industry and in general industry as well. Annually, the Compensation Committee reviews all elements of executive compensation, individually and in the aggregate, against market data for companies with which we compete for executive talent. The Compensation Committee's independent compensation consultant works with our internal human resources and benefits professionals in conducting research and formulating recommendations for the Compensation Committee's consideration to determine the levels and components of compensation to be provided for the fiscal year. The independent compensation consultant also provides background material for consideration by the Compensation Committee with respect to compensation for our Chairman and CEO. The Compensation Committee evaluates our executive compensation based on competitive market information from:

- proxy data from a "peer group" of publicly-traded companies with similar industry sector (business services) and similar size (revenue, capitalization, number of employees); and
- general survey data based on similar sized companies.

Peer Group Data
The various elements of our executive compensation program for fiscal 2008 (and fiscal 2007) were benchmarked relative to the compensation provided to executives of the following peer group:

- Apogee Enterprises, Inc.
- Bowne & Company
- Ceridian Corporation
- ChoicePoint, Inc.
- Cintas Corporation
- Comfort Systems USA, Inc.
- Crawford & Company
- Deluxe Corporation
- Donaldson Company, Inc.
- Exterran Holdings (newly formed from combining two previous peer group members – Hanover Compressor Co. (Holding Co.) and Universal Compression Holdings, Inc.)
- Kinetic Concepts, Inc.
- NCO Group, Inc.
- Paychex, Inc.
- Rollins, Inc.
- SITEL Corporation
- TrueBlue Inc. – formerly named Labor Ready, Inc.
- UniFirst Corporation

G&K annually reviews the peer group to ensure an appropriate mix of companies that are representative of the companies with which we compete for talent. The following companies which were included in the fiscal 2008 peer group will need to be replaced in fiscal 2009 due to mergers and acquisitions.

- Ceridian Corporation – was acquired and is delisted from the NYSE
- ChoicePoint, Inc. – under merger agreement to be acquired by private equity
- NCO Group, Inc. – bought by private equity
- SITEL Corporation – merged with ClientLogic; now a private company

General Survey Data
We benchmark NEO compensation to survey data based on job responsibility, generally using market median data from companies with revenues from $1 to $3 billion. G&K also benchmarks plan design, plan features, and participant eligibility as part of the overall analysis process.

PROXY STATEMENT

Market data is only one reference point in making compensation decisions. G&K also considers the following key variables:

- Size and scope of the position and level of responsibility
- Experience and capabilities of the NEO
- The NEO's performance and potential
- Internal equity (pay of related positions on the team)
- Unique market premiums for key positions
- Each NEO's compensation history
- Business complexity

Disparity Among NEOs
There are no policy differences with respect to the compensation of individual NEOs. The compensation disparity between the Chairman and CEO and other NEOs is due to the difference in nature between the positions, market factors, and the terms of the Chairman and CEO's employment agreement.

How does each element and the company's decision regarding that element fit into the company's overall compensation objectives and affect decisions regarding other elements?
In general, an NEO's compensation at target is weighted more heavily on variable performance-based compensation than on fixed base compensation. This pay mix supports the role of the NEOs in enhancing value to shareholders over the long-term. The variable pay components, at target (annual and long-term incentives) represented more than one-half of the total pay opportunity for all NEOs, including our Chairman and CEO, all of which are at risk. Through this mix of pay, performance has a significant effect on the amount of compensation realized by NEOs. In making actual individual pay decisions, the Compensation Committee considers company performance and individual NEO performance.

Tax Considerations
Section 162(m) of the Internal Revenue Code limits the tax deductibility of compensation in excess of $1 million paid to our Chairman and CEO, Sr. VP CFO, and three other highly compensated executive officers (covered employees), unless the compensation constitutes "qualified performance-based compensation," as defined in Section 162(m) thereof. While the Compensation Committee considers the deductibility of compensation arrangements as an important factor in compensation decisions for executives, deductibility is not the sole factor used by the Compensation Committee in ascertaining appropriate levels or modes of compensation. We believe that to remain competitive, we must maintain a compensation program that will continue to attract, retain, and reward the executive talent necessary to maximize shareholder return.

Compensation Committee Report
The Compensation Committee of our Board of Directors has furnished the following report:

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with the company's management. Based on that review and discussion, the Compensation Committee has recommended to the company's Board of Directors that the Compensation Discussion and Analysis be included in the company's proxy statement for the 2008 annual meeting of shareholders.

Wayne M. Fortun
J. Patrick Doyle
John S. Bronson

The Compensation Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporate such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such acts.

Fiscal 2008 Summary Compensation Table
The table below shows the compensation of the company's Chairman and CEO, Sr. VP and CFO, and each of the other three most highly compensated executive officers for services in all capacities to the company in fiscal 2008, except as otherwise indicated. For a discussion of the amount of an NEO's salary and bonus in proportion to his total compensation, please see the Compensation Discussion and Analysis on pages 8 to 13.

We believe that our compensation practices are fair and reasonable. Our executive officers are not guaranteed salary increases or bonus amounts. Pension benefits have been frozen and are calculated on salary and bonus only; the proceeds earned on equity or other equity-based performance awards are not part of the pension calculation. We do not guarantee a return or provide above-market returns on compensation that has been deferred. We have not repriced stock options, and we do not grant reload options. We believe our compensation program holds our executive officers accountable for the financial and competitive performance of our company, and for their individual contribution toward that performance.

NEO	Year	Salary ($)[1]	Bonus ($)[2]	Restricted Stock Awards ($)[3]	Stock Options ($)[4]	Non-Equity Incentive Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Richard L. Marcantonio,	2007	666,346		249,101	219,214	366,201	74,845	244,516	1,820,223
Chairman and CEO	2008	696,369		459,213	571,687	766,662	1,911	247,225	2,743,067
Jeffrey L. Wright,	2007	312,404		113,898	87,318	115,349	32,919	86,471	748,359
Sr VP CFO	2008	341,348		146,829	143,117	265,594	0[8]	87,286	984,174
Robert G. Wood,	2007	377,460		75,113	73,963	81,969		149,863	758,368
President – Canada	2008	423,207		99,923	119,784	154,607	[9]	91,251	888,772
David M. Miller,	2007	297,194		55,713	89,566	77,950	25,997	40,841	587,261
President US Rental Operations	2008	306,111		95,135	158,600	132,088	0[10]	60,701	752,635
Douglas A. Milroy,	2007	N/A	N/A	N/A	N/A	N/A	N/A[11]	N/A	N/A
President Dir Purch & Bus Dev	2008	301,995	45,000	67,485	100,587	135,664	N/A[11]	54,108	704,839

[1] The annual salary rate set by the Compensation Committee for fiscal 2007 (effective September 1, 2006) for each NEO was as follows: Mr. Marcantonio: $675,000; Mr. Wright: $315,000; Mr. Miller: $298,700; Mr. Wood: $427,137 CAD; (Mr. Wood's salary was converted to USD using an average exchange rate for fiscal 2007 of 0.8837).The annual salary rate set by the Compensation Committee for fiscal 2008 (effective September 1, 2007) for each NEO was as follows: Mr. Marcantonio: $700,000; Mr. Wright: $345,164; Mr. Miller: $307,661; Mr. Wood: $427,137 CAD (Mr. Wood's salary was converted to USD using an average exchange rate for fiscal 2008 of 0.9908); and Mr. Milroy: $304,504.

[2] G&K's MIP plan is performance based. In accordance with SEC requirements, these amounts are reported in the Non-Equity Incentive Plan Compensation table. In fiscal 2008, Mr. Milroy received a discretionary bonus equal to 15% of his base salary for his significant contributions involving the implementation of SAP software into Lion Uniform Group; the development of a revised plan for the introduction of Dockers® Apparel in G&K's organization utilizing existing facilities; and for playing a key advisory role on a key new project affecting G&K's service organization (the key new project was in addition to his other assigned responsibilities).

[3] Shown is the expense recognized in our financial statements for fiscal year 2007 and fiscal year 2008 under FAS 123(R) for all restricted stock awards held by each NEO. This amount is comprised of the fair market value of restricted stock awarded on August 31, 2004 to November 15, 2007, which were allocated to service provided by the NEO during fiscal years 2007 and 2008. Accounting estimates of forfeitures are not included in these figures. Assumptions used in the valuation of stock awards are set forth in Note 6 to our audited financial statements included in our Form 10-K for the year ended June 28, 2008. There were no forfeitures for our NEOs for the years indicated.

[4] Shown is the expense recognized in our financial statements for fiscal year 2007 and fiscal year 2008 under FAS 123(R) for all outstanding stock option awards held by each NEO. This amount is comprised of the fair market value of restricted stock awarded on August 2, 2001 to November 15, 2007, which were allocated to service provided by the NEO during fiscal years 2007 and 2008. Accounting estimates of forfeitures are not included in these figures. Assumptions used in the valuation of stock awards are set forth in Note 6 to our audited financial statements for the year ended June 28, 2008. There were no forfeitures for the NEOs for the years indicated.

[5] Includes MIP performance amounts earned in fiscal year 2007 and fiscal year 2008.

[6] We do not pay above market earnings on deferred compensation. Therefore, no amounts are reported in this column for deferred compensation. For qualified and non-qualified plan benefits this represents (i) the present value of the accrued benefit as of the last day of the fiscal year and valued as of the last day of the fiscal year minus (ii) the present value of the accrued benefit as of first day of the fiscal year and valued as of the first day of the fiscal year. The benefits have been valued assuming benefits commence at age 65 and using FAS 87 assumptions for mortality, assumed payment form and discount rates in effect at the measurement dates. Mr. Wood is not eligible for our Pension Plan, SERP, DEFCO, or 401(k) plan. Instead, he participates in a Canadian pension program and a retirement compensation arrangement.

[7] The value of perquisites and other personal benefits is provided in this column (see table below).

[8] For fiscal year 2008, the change in pension value for Mr. Wright was ($2,944) under G&K Services Pension Plan and ($13,741) under G&K Services SERP plan.

[9] Mr. Wood is not covered by our U.S. qualified and non-qualified retirement plans.

[10] For fiscal year 2008, the change in SERP value for Mr. Miller was ($2,328) under G&K Services SERP plan. Mr. Miller does not participate in G&K Services Pension Plan.

[11] Mr. Milroy does not participate in G&K Services SERP plan nor G&K Services Pension Plan.

NEO	Year	All Other Compensation										Total Other Compensation
		Tax Gross-up ($)[1]	Loan ($)[2]	Country Club Dues ($)[3]	Financial Planning ($)[4]	Car ($)[5]	401(k) Match ($)[6]	DEFCO Match ($)[7]	Taxable Life ($)[8]	Pension ($)[9]	Executive LTD ($)[10]	
Richard L. Marcantonio	2007	74,097	40,000	3,438	6,900	22,703	12,390	84,988				244,516
	2008	32,113	40,000	0	5,000	22,777	13,153	134,182				247,225
Jeffrey L. Wright	2007	22,763		8,114	1,874	17,132	7,173	29,415				86,471
	2008	16,350		0	250	17,793	10,043	42,850				87,286
Robert G. Wood	2007	32,147			98	25,535	0	0	855	90,045	1,183	149,863
	2008	21,809				25,969	0		1,040	41,250	1,183	91,251
David M. Miller	2007	0			2,500	17,527	5,716	15,098				40,841
	2008	0				18,614	9,489	32,598				60,701
Douglas A. Milroy	2007	N/A			N/A	N/A	N/A	N/A				N/A
	2008	0			0	16,058	5,068	32,982				54,108

[1] For Mr. Marcantonio, this amount includes tax gross-ups on restricted stock granted in 2002 and 2003 and a tax-gross-up on the taxes due on the forgiven portion of his loan repayment (final payment was made July 2007). For Mr. Wood, these amounts include tax gross-ups on restricted stock granted in 2001. For Mr. Wright, these amounts include tax gross-ups on restricted stock granted in 2000 and 2001.

[2] Includes final loan amount forgiven for Mr. Marcantonio.

[3] Includes monthly dues and expenses for country club (which were eliminated in fiscal year 2008).

[4] Includes fees paid by the company on behalf of the NEO for financial planning. In fiscal year 2008, financial planning was capped at $5,000 for the calendar year for the Chairman and CEO and $2,500 for the calendar year for the remaining NEOs. The cap on financial planning was increased in June 2008 to $7,500 for the Chairman and CEO and $5,000 for the remaining NEOs.

[5] The amount was calculated based on the cost of the leased vehicle to G&K including lease, insurance, gas, and maintenance.

[6] Includes company match on 401(k).

[7] Includes company match on DEFCO.

[8] Includes fees paid by G&K for taxable life insurance.

[9] Includes a one-time cash contribution of $75,000 and a company match to a Canadian retirement plan for Mr. Wood and contributions by us to a Canadian retirement compensation arrangement for Mr. Wood.

[10] Includes fees paid by G&K for an executive long-term disability plan for Mr. Wood.

Grants of Plan-Based Awards in Fiscal 2008

The following table shows the grants of plan-based awards to the NEOs in fiscal 2008.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	All Other Option Awards: Number of Shares of Stock or Units[4]	Exercise or Base Price of Option Awards ($)[5]	Grant Date Fair Value of Stock and Option Awards ($)[6]
			Minimum	Target	Maximum	Threshold	Target	Maximum				
Richard L. Marcantonio	8/23/2007	8/23/2007	0	560,000	1,064,000				11,000	33,000	39.82	672,980
	11/15/2007	11/15/2007								60,000	41.17	628,200
Jeffrey L. Wright	8/23/2007	8/23/2007	0	189,840	360,696				6,945	6,939	39.82	325,956
	11/15/2007	11/15/2007								25,000	41.17	261,750
Robert G. Wood	8/23/2007	8/23/2007	0	211,604	412,627				5,280	5,274	39.82	247,800
	11/15/2007	11/15/2007								25,000	41.17	261,750
David M. Miller	8/23/2007	8/23/2007	0	153,831	299,969				5,280	5,274	39.82	247,800
	11/15/2007	11/15/2007								25,000	41.17	261,750
Douglas A. Milroy	8/23/2007	8/23/2007	0	152,252	296,891				6,390	6,384	39.82	299,904
	11/15/2007	11/15/2007	0							25,000	41.17	261,750

[1] These columns reflect minimum, target, and maximum payouts under our MIP for fiscal 2008. Mr. Wood's target was converted to USD using a .9908 exchange rate. The maximum for NEOs and other executives reporting to the Chairman and CEO are determined based on a formula for the financial measures as follows: for each 5% above the EPS target, the payout factor increases by 7.14% and for each 6.25% of company total revenue target, the payout factor increases by 12.5%. The actual amount earned by each NEO is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation table. Over the past five years, we have achieved performance in excess of the target level three times and have achieved the maximum performance level in one of those years (in fiscal 2005). Over the past five years, the payout percentage has ranged from 31.9% to 228.9% of the senior executive participants' target award opportunities, with an average payout percentage equal to approximately 97.1% of the total target award opportunity for this group.

[2] Not applicable.

[3] The stock awards granted to NEOs in fiscal 2008 were restricted stock awards. Each share of restricted stock represents the right to receive a share of our Class A Common Stock on the vesting date. Restricted stock vests in five equal installments on the first, second, third, fourth, and fifth anniversaries of the grant date. Dividends are paid on these shares.

[4] Each stock option granted to an NEO in fiscal 2008 represents the right to purchase a share of our Class A Common Stock at a specified exercise price subject to the terms and conditions of the option agreement. These options have a 10 year term and vest and become exercisable in three equal installments beginning on the first anniversary of the date of grant.

[5] The exercise price is the fair market value of our Class A Common Stock on the day the option was granted. Fair market value is set based on market close on the day of grant.

[6] This column represents the grant date fair value of each equity award granted during fiscal 2008, which is calculated in accordance with FAS 123(R). By contrast, the amount shown for stock and option awards in the Summary Compensation Table is the amount recognized by the company for financial statement purposes in fiscal 2008 for awards granted in fiscal 2008 and prior years to the NEOs. None of the options or other equity awards granted to the NEOs was repriced or otherwise modified. For information regarding our equity compensation grant practices, please see the Compensation Discussion and Analysis on page 10.

Outstanding Equity Awards at Fiscal Year-End 2008

The following table shows the outstanding equity awards for each of the NEOs:

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date[8]	Number of Shares or Units of Stock that Have Not Vested[9]	Market Value of Shares or Units of Stock That Have Not Vested ($)[10]
Richard L. Marcantonio	100,000	0	$31.32	07/15/2012	27,552	853,285
	10,000	0	$35.69	01/02/2013		
	17,220	0	$32.57	08/25/2013		
	14,640	0	$36.41	08/31/2014		
	14,000	7,000[1]	$42.97	09/01/2015		
	8,667	17,334[2]	$33.11	09/01/2016		
	0	33,000[3]	$39.82	08/23/2017		
	0	60,000[4]	$41.17	11/15/2014		
Jeffrey L. Wright	7,500	0	$53.34	02/08/2009	14,719	455,847
	1,540	0	$41.56	09/01/2009		
	2,639	0	$28.50	09/01/2010		
	3,220	0	$27.95	09/01/2011		
	10,000	0	$35.69	01/02/2013		
	10,002	0	$32.57	08/25/2013		
	5,700	0	$36.41	08/31/2014		
	6,334	3,167[1]	$42.97	09/01/2015		
	4,040	8,080[2]	$33.11	09/01/2016		
	0	6,939[3]	$39.82	08/23/2017		
	0	25,000[4]	$41.17	11/15/2014		
Robert G. Wood	800	0	$46.00	09/01/2008	10,028	310,567
	1,560	0	$41.56	09/01/2009		
	6,000	0	$35.69	01/02/2013		
	6,000	0	$32.57	08/25/2013		
	7,300	0	$36.41	08/31/2014		
	4,100	2,050[1]	$42.97	09/01/2015		
	900	450[5]	$39.09	02/22/2016		
	2,577	5,154[2]	$33.11	09/01/2016		
	0	5,274[3]	$39.82	08/23/2017		
	0	25,000[4]	$41.17	11/15/2014		
David M. Miller	13,334	6,666[6]	$38.33	12/19/2015	10,800	334,476
	2,000	4,000[2]	$33.11	09/01/2016		
	0	5,274[3]	$39.82	08/23/2017		
	0	25,000[4]	$41.17	11/15/2014		
Douglas A. Milroy	3,000	6,000[7]	$39.97	11/20/2016	8,790	272,226
	0	6,384[3]	$39.82	08/23/2017		
	0	25,000[4]	$41.17	11/15/2014		

[1] These options continue to vest and the remaining shares become exercisable on September 1, 2008 assuming continued employment.

[2] These options continue to vest and the remaining shares become exercisable in two equal installments on September 1, 2008 and September 1, 2009 assuming continued employment.

[3] These options continue to vest and the remaining shares become exercisable in three equal installments on August 23, 2008, 2009 and 2010 assuming continued employment.

[4] These options cliff vest and become exercisable on November 15, 2010 assuming continued employment.

[5] These options continue to vest and the remaining shares become exercisable on February 22, 2009 assuming continued employment.

[6] These options continue to vest and the remaining shares become exercisable on November 19, 2008 assuming continued employment.

[7] These options continue to vest and the remaining shares become exercisable in two equal installments on November 20, 2008 and 2009 assuming continued employment.

[8] For each option shown, the expiration date is the tenth anniversary of the date the option was granted.

[9] The following table indicates the dates when the shares of restricted stock held by each NEO vest and are no longer subject to forfeiture:

Vesting Date	Richard L. Marcantonio	Jeffrey L. Wright	Robert G. Wood	David M. Miller	Douglas A. Milroy
8/23/08	2,200	1,389	1,056	1,056	1,278
08/31/08	976	390			
09/01/08	4,000	1,907	1,222	630	
11/20/2008					600
12/19/2008				1,000	
02/22/2009			90		
08/23/2009	2,200	1,389	1,056	1,056	1,278
08/31/2009	976	390			
09/01/2009	4,000	1,907	1,222	630	
11/20/2009					600
12/19/2009				1,000	
02/22/2010			90		
08/23/2010	2,200	1,389	1,056	1,056	1,278
09/01/2010	4,000	1,907	1,222	630	
11/20/2010					600
12/19/2010				1,000	
02/22/2011			90		
08/23/2011	2,200	1,389	1,056	1,056	1,278
09/01/2011	2,600	1,273	812	630	
11/20/2011					600
08/23/2012	2,200	1,389	1,056	1,056	1,278
Total	27,552	14,719	10,028	10,800	8,790

(10) Calculated by multiplying the number of restricted shares by $30.97, the closing price of our Class A Common Stock on June 27, 2008, the last business day of the fiscal year. Dividends are paid on these shares.

Fiscal 2008 Option Exercises and Stock Vested

The following table lists the number of shares acquired and the value realized as a result of option exercises by the NEOs in fiscal 2008 and the value of any restricted stock units that vested in fiscal 2008:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)
Richard L. Marcantonio	0	0	5,976	244,250
Jeffrey L. Wright	0	0	3,433	137,702
Robert G. Wood	0	0	2,448	96,199
David M. Miller	0	0	1,630	64,360
Douglas A. Milroy	0	0	600	24,024

Fiscal 2008 Pension Benefits

The following table shows the present value as of June 28, 2008 of the benefit of the NEOs under our qualified and nonqualified defined benefit pension plans:

Name	Plan Name	Number of Years of Service Credited Under Plan at FAS Measurement Date (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Richard L. Marcantonio	G&K Services Pension Plan	5.00	$ 68,568	$0
	G&K Services SERP	5.00	$486,545	$0
Jeffrey L. Wright	G&K Services Pension Plan	8.00	$ 43,587	$0
	G&K Services SERP	8.00	$ 99,928	$0
Robert G. Wood	G&K Services Pension Plan	(1)	(1)	(1)
	G&K Services SERP	(1)	(1)	(1)
David M. Miller	G&K Services Pension Plan	(2)	(2)	(2)
	G&K Services SERP	1.00	$ 25,718	$0
Douglas A. Milroy	G&K Services Pension Plan	(3)	(3)	(3)
	G&K Services SERP	(3)	(3)	(3)

(1) Mr. Wood is not covered by our U.S. qualified and non-qualified retirement plans.

(2) Mr. Miller does not participate in our pension plan.

(3) Mr. Milroy does not participate in our pension plan or our SERP.

G&K Services Pension Plan

Our NEOs (with the exception of Mr. Wood and Mr. Milroy) participate in our qualified defined pension plan. Effective December 31, 2006, benefits under this plan were frozen, meaning the accrual of future benefits under the plan was discontinued. Benefits are the greater of the amounts determined under the 1989 pension formula or, if the participant is eligible, under the 1988 Pension Formula.

The 1989 pension formula is 2/3rds of 1% of participant's average compensation plus one-half of 1% of average compensation in excess of covered compensation, multiplied by benefit accrual service at December 31, 2006 (or termination, if earlier), not to exceed 30.

The 1988 Pension Formula

- Eligibility – if a participant had an accrued benefit under the pension plan as of December 31, 1988, and the participant was not a "Highly Compensated Employee" during the 1989 plan year, he or she is eligible to continue to earn benefits under the 1988 pension formula until the earliest of December 31, 2006, termination, or the end of the year preceding the plan year in which he or she became a Highly Compensated Employee.
- Formula – 50% of the participant's average compensation, less 75% of the estimated primary social security benefit, multiplied by years of benefit accrual service at December 31, 2006 (or termination, if earlier), not to exceed 30, divided by 30.

Compensation generally means wages, salaries, and other amounts earned for services with the company. This includes, among other items, commissions, incentives, bonuses, and pre-tax contributions to the 401(k) plan. This excludes, among other items, deferrals to deferred compensation plans, amounts realized from restricted stock, stock options, and fringe benefits.

Average compensation is the average of the five highest consecutive years of compensation out of the ten consecutive years preceding December 31, 2006 (or termination, if earlier). Covered compensation is the average of social security taxable wage bases for the 35-year period ending with the participant's social security retirement age. An employee attains normal retirement age on the later of the date he or she attains age 65 or the fourth anniversary of the first day of the plan year in which the employee became a participant in the plan. A participant is vested after completing five years of vesting service and is then eligible for vested termination benefits. A vested terminated participant is eligible to commence benefits as early as age 55, in which case, benefits are reduced 6⅔% for each of the first five years commencement precedes normal retirement age and 3⅓% for each year thereafter. A participant is eligible for subsidized early retirement benefits if termination occurs after age 60 with at least 30 years of benefit accrual service, in which case, benefits are reduced 3% for each year commencement precedes normal retirement age.

None of the NEOs are currently eligible for subsidized early retirement benefits, although Mr. Marcantonio is eligible to receive the benefits otherwise described in the Change in Control section on page 23 upon certain employment termination events.

The normal payment form is the life only annuity. A variety of other payment forms are available, all equivalent in value if paid over an average lifetime.

The present value of benefits shown in the Pension Benefits Table and the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table is the discounted value of the life only benefit to commence at age 65. The present values were determined using assumptions consistent with those used for G&K Services

Pension Plan financial reporting purposes under SFAS 87 unless otherwise directed by SEC Regulation S-K. Some of those assumptions are as follows:

- Benefits were assumed to commence at age 65
- The assumed form of payment was the life only payment form
- All values were determined as of June 30, 2007 or June 28, 2008 as appropriate
- The discount rate used to determine values was 6.40% as of June 30, 2007 and 7.20% as of June 28, 2008
- No pre-retirement mortality, retirement, withdrawal or disability was assumed

Mr. Wood, a Canadian citizen, is not covered by our US pension and SERP plans. Mr. Wood is covered by a defined contribution plan pursuant to which we contribute 2% of his base salary and match his contributions of up to 6% of base salary. The Canadian government sets a limit for total contributions, which for 2008 is $20,000 CAD, to be inflation adjusted each year. If this limit is reached, Mr. Wood is covered by a retirement compensation arrangement, or RCA. Under the RCA, we continue to contribute an amount equal to 2% of Mr. Wood's salary and match Mr. Wood's contributions of up to 6% of base pay. One-half of the money contributed to the RCA is held by a trustee and is invested in widely available mutual funds. The other one-half is held by the Canadian government as a refundable tax. One-half of all earnings on funds invested by the trustee are also paid to the Canadian government which are also held as a refundable tax.

G&K Services Supplemental Executive Retirement Plan (SERP)

The NEOs participate in our supplemental non-qualified defined benefit plan. Effective December 31, 2006, benefits under the plan were frozen, meaning the accrual of future benefits under the plan was discontinued.

Benefits under the plan are determined as 50% of average compensation, multiplied by the ratio of benefit accrual service at December 31, 2006 (or termination, if earlier), divided by projected benefit accrual service to age 60 (no less than 30) determined as of December 31, 2006. If, at December 31, 2006, the participant was at least age 60, then the ratio is benefit accrual service at December 31, 2006 (or termination, if earlier), not to exceed 30, divided by 30.

Compensation is generally equal to the compensation used for purposes of our pension plan, but also includes any deferrals the participant made to a deferred compensation plan sponsored by the company. Average compensation is the average of the five highest consecutive years of compensation out of the ten consecutive years preceding December 31, 2006 (or termination, if earlier). An employee attains normal retirement age on the date he or she attains age 65. A participant is vested after completing five years of participation service. A vested terminated participant is eligible to commence benefits as early as age 55. A participant is eligible for early retirement benefits if termination occurs after attainment of age 55 and the participant is vested. In either case, the benefit determined for commencement prior to age 65 is the age 65 benefit, before reduction for our pension plan benefit offset, reduced $3\frac{1}{3}\%$ for each of the first five years commencement precedes age 65 and $6\frac{2}{3}\%$ for each year thereafter. This is also reduced by our pension plan benefit as reduced for commencement under the terms of that plan as of the same date.

Mr. Marcantonio is currently eligible for early retirement under our SERP. The monthly life only benefit, if commenced July 1, 2008, would be $4,791.

The normal payment form is the life only annuity. A variety of other payment forms are available, all equivalent in value if paid over an average lifetime. Distributions are subject to compliance with Section 409A of the Internal Revenue Code.

The SERP contains a non-compete provision. If the participant enters into competition with the company during the three year period following termination of employment, benefits under the SERP are forfeited. This provision is waived for participants working with the company beyond age 65.

The present value of benefits shown in the Pension Benefits Table and the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Summary Compensation Table is the discounted value of the life only benefit to commence at age 65. The present values were determined using assumptions consistent with those used for G&K Services SERP financial reporting purposes under SFAS 87 unless otherwise directed by SEC Regulation S-K. Some of those assumptions are as follows:

- Benefits were assumed to commence at age 65
- The assumed form of payment was the life only payment form
- All values were determined as of June 30, 2007 or June 28, 2008 as appropriate
- The discount rate used to determine values was 6.30% as of June 30, 2007 and 7.05% as of June 28, 2008
- No pre-retirement mortality, retirement, withdrawal or disability was assumed

Fiscal Year 2008 Nonqualified Deferred Compensation

G&K's Deferred Compensation Plan (DEFCO) is a non-qualified plan that provides our executives and NEOs with the opportunity to defer up to 25 percent of base salary and 50 percent of incentive compensation.

Participants' deferred cash accounts earn a monthly rate of return which tracks the investment return achieved under certain participant-selected investment funds. Participants are eligible to change their investment mix at any time. We credit deferred accounts with additional amounts equal to the value of the matching contributions. At the time of the initial deferral election, participants must also select a distribution date (no later than age 65) and form of payment for normal retirement. Participants may elect to receive distributions in a single payment or installments.

The following table shows contributions to the NEOs' deferred compensation account in fiscal 2008 and the aggregate amount of deferred compensation as of June 28, 2008:

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Withdrawals/Distributions ($)	Aggregate Balance ($)[4]
Richard L. Marcantonio	124,519	134,182	(10,146)	–	1,144,722
Jeffrey L. Wright	45,612	42,850	(37,545)	–	569,079
Robert G. Wood	–	–	–	–	N/A
David M. Miller	37,546	32,598	(6,233)	–	117,910
Douglas A. Milroy	108,360	32,982	(599)	–	189,369

[1] Amounts in this column reflect salary deferrals by the NEO in fiscal year 2008. These amounts are also included in the "Salary" that is reported in the Summary Compensation Table. We match 50% of the NEO's deferral election up to 10% of both base salary and incentive pay (amounts deferred above 10% are not matched). We make company retirement contributions equal to 2.5% of each NEO's cash compensation, including pay that exceeds the IRS compensation limit to their DEFCO account. If an NEO's pay exceeds the IRS compensation limit, we will also make a company retirement contribution equal to 4% of the NEO's cash compensation over the IRS compensation limit.

[2] Amounts in this column represent contributions made by G&K during fiscal year 2008. These amounts are also reflected in the "All Other Compensation" that is reported in the Summary Compensation Table.

[3] The amounts in this column are not included in the Summary Compensation Table because they are not above-market or preferential earnings on deferred compensation. Earnings are based on indexes of widely available mutual funds.

[4] The aggregate balance column includes the following amounts which were included in the summary compensation table for 2007 and 2008: Mr. Marcantonio – $472,084; Mr. Wright – $168,530; Mr. Miller – $107,682 and Mr. Milroy – $211,265.

Severance

We are required to make certain payments and to extend certain benefits to our NEOs in the event of any termination of our various employment agreements with our NEOs or an NEO's employment thereunder. Specifically, in the event that an NEO's employment under the agreement is terminated by us without cause, we must provide to such NEO the following benefits:

- if the NEO signs and does not revoke a release, we must pay to such NEO, as separation pay, an amount equal to eleven months of such NEO's monthly base salary in effect as of the actual date of termination, such separation pay being made in weekly payments, subject to the terms of such release; some payment may be subject to a delay of 6 months to comply with tax code section 409A;
- if such NEO (or any individual receiving group health plan benefits through him or her) is eligible under applicable law to continue participation in our group health plan and elects to do so, we will, for a period of up to 17 months commencing as of the actual date of termination, continue to pay such NEO's share of the cost of such benefits as if such NEO remained in our continuous employment, but only while such NEO or such person is not eligible for coverage under any other employer's group health plan;
- we will, for a period of at least one year commencing as of the actual date of termination, pay directly to the service provider or reimburse such NEO for all reasonable expenses of a reputable outplacement organization selected by such NEO, such payments not to exceed $12,000 in the aggregate;
- we will pay a lump sum payment equal to six times the monthly automobile allowance; and
- we will pay to such NEO any unpaid management incentive bonus earned by such NEO and to which such NEO is entitled as of the last day of the fiscal year prior to the actual date of termination, such payment being made in accordance with the terms of the related plan.

No NEO is required to seek other employment. Any NEO's commencement of employment with another employer will not reduce our obligations to make severance payments.

The table below provides the estimated amounts that would have been triggered for each NEO had there been a termination described above as of June 28, 2008:

Name	Severance ($)[1]	Health Benefits ($)[2]	Outplacement ($)[3]	Car ($)[4]	Total ($)
Richard L. Marcantonio	$641,667	$16,120	$12,000	$12,100	$681,887
Jeffrey L. Wright	$316,400	$16,120	$12,000	$ 9,750	$354,270
Robert G. Wood	$387,940	$16,120	$12,000	$10,651	$426,711
David M. Miller	$282,023	$16,120	$12,000	$ 9,750	$319,893
Douglas A. Milroy	$279,129	$16,120	$12,000	$ 9,750	$316,999

[1] Reflects 11 months of base salary.

[2] Reflects 17 months of health benefits.

[3] Outplacement is capped at $12,000.

[4] Reflects 6 times the monthly car allowance at the following annual rates: Mr. Marcantonio at $24,200, Mr. Wood at $21,500 CAD (converted to US dollars using an exchange rate of .9908), and the remaining NEOs at $19,500.

Change in Control

Following is a discussion of the potential payments under current programs to any of the NEOs in the event of a change in control of the company, followed by a "Change in Control Termination". At the end of this section is a table indicating the estimated incremental amounts that would have been triggered for each NEO had there been a Change in Control Termination as of June 28, 2008.

The employment agreements address termination due to change in control and for good reason, and provide as follows:

A "Change in Control" occurs when:

- anyone attains control of 30% of our voting stock;
- challengers replace a majority of our Board of Directors within two years; or
- a merger or consolidation with, or disposal of all or substantially all of our assets to, someone other than the company.

A "Change in Control Termination" occurs with respect to the Chairman and CEO when a Change in Control has taken place and the Chairman and CEO then is terminated within two years of the Change in Control either by the employer for any reason other than for cause, or by the Chairman and CEO for any reason. A "Change in Control Termination" occurs with respect to other NEOs when a change in control has taken place and the NEO then is terminated within one year of the change in control either by the employer for any reason other than for cause, or by the NEO for good reason. Good reason is defined following a change in control, with respect to NEOs other than the Chairman and CEO, to include the following:

- a substantial adverse involuntary change in the NEO's status or position as an executive with the company;
- a material reduction by the company in the NEO's base salary as in effect on the day before the change in control;
- material adverse change in physical working conditions, interfering with the NEO's work;
- a requirement to relocate, other than on intermittent basis, more than 35 miles from corporate headquarters as a condition of employment;
- failure by the company to obtain from any successor an assumption of the NEO's employment agreement;
- attempted termination other than pursuant to the NEO's employment agreement; or
- any material breach of the NEO's employment agreement.

Our Chairman and CEO's executive employment agreement provides that he may terminate employment for good reason at any time and receive severance benefits, including following a change in control. The definition of good reason in the case of the Chairman and CEO is substantially the same as stated here.

Below is a summary of the benefits provided to the NEOs upon termination of employment due to a change in control, the same being qualified in its entirety by reference to the copies of the related agreements previously filed by us and the summary descriptions included with such filings.

Chairman and CEO

In the event Mr. Marcantonio's employment with us is terminated in connection with a change in control or within two years of any such change in control, we must provide Mr. Marcantonio advance written notice of the date of termination or Mr. Marcantonio may resign, in which case:

- we will pay Mr. Marcantonio an amount equal to his annual base salary, multiplied by 2.99;
- we will provide Mr. Marcantonio an amount equal to his full, un-prorated target incentive to which he may have otherwise been entitled, multiplied by 2.99;
- we will, for a period of at least one year, pay directly or reimburse Mr. Marcantonio for all reasonable outplacement expenses, such payments not to exceed $25,000;
- we will pay the employer's share of continued participation in Employer's group health plan for 18 months;
- we will pay Mr. Marcantonio a lump sum payment equal to three times the annual automobile allowance if Mr. Marcantonio is then receiving such an allowance;
- we will provide Mr. Marcantonio financial planning and tax preparation expenses, not to exceed $7,500 per year, or such greater amount as may be determined by our Board of Directors, payable for 18 months; and
- we will provide Mr. Marcantonio any unpaid management incentive bonus that he had a right to receive on the last day of the prior fiscal year.

Finally, upon the occurrence of a change in control, and without regard to Mr. Marcantonio's employment status, the following shall occur with respect to any and all economic incentives, including, without limitation, stock options and awards of restricted stock that are owned by Mr. Marcantonio on the date of the change in control:

- the restrictions set forth in our plan pursuant to which such incentives were granted on all restricted stock awards will lapse immediately as of the date of the change in control;
- all outstanding options and stock appreciation rights will become exercisable immediately as of the date of the change in control; and
- all performance criteria for all performance shares will be deemed to be met and payment made immediately as of the date of the change in control.

If any benefits payable would be an "Excess Parachute Payment" within the meaning of Section 280G of the Internal Revenue Code (the "Code"), we are required to pay an additional amount sufficient to pay (i) any excise tax under Section 4999 of the Code and (ii) any income taxes and employment taxes and any additional excise tax under Section 4999 of the Code resulting from payments hereunder.

NEOs, other than Chairman and CEO and Sr. VP CFO[1]

In the event of a change in control of the company and the related termination of an NEO's employment by such NEO for good reason or by us for any reason or for no reason other than for cause, in each case, prior to the first anniversary of the change in control

- we will pay the NEO an amount equal to 17 months of such NEO's base salary, subject to certain limitations;
- if such NEO (or any individual receiving group health plan benefits through him) is eligible to continue participation in our group health plan and elects to do so, we must, for a period of up to 17 months, continue to pay such NEO's share of the cost of such benefits as if he remained in our continuous employment, subject to certain limitations;
- we will, for a period of at least one year, pay directly or reimburse such NEO for all reasonable outplacement expenses, such payments not to exceed $12,000;
- we will pay the NEO a lump sum payment equal to three times the annual automobile allowance such NEO is then receiving;
- we will pay for financial planning and tax preparation expenses, not to exceed $5,000 per annum, subject to increase by our Board of Directors, for 17 months; and
- we will pay any management incentive amounts which such NEO earned, and to which such NEO is entitled as of the last day of the prior fiscal year.

In addition, upon the occurrence of a change in control, and without regard to an NEO's employment status, but presuming that the NEO remains in our employ on the date of the change in control, the following shall occur with respect to any and all economic incentives, including, without limitation, stock options and awards of restricted stock that are owned by such NEO on the date of the change in control:

- the restrictions on any previously issued shares of restricted stock will immediately lapse;
- all outstanding options and stock appreciation rights will become immediately exercisable; and
- all performance criteria for all performance shares will be deemed to be met and immediate payment made.

If any benefits payable would be an "Excess Parachute Payment", then payments and benefits will be reduced to the minimum extent necessary so that no portion of any such payment or benefit, as so reduced, constitutes an Excess Parachute Payment, provided that such reduction will be made only if and to the extent that that such reduction would result in an increase in the aggregate payment and benefits provided on an after-tax basis, taking into account any excise tax imposed by Code Section 4999.

[1] The terms and conditions of Mr. Wright's employment agreement are substantially the same as described above, except that, among other things, agreements for the other NEOs may be amended or modified by the parties when and as necessary to assure compliance with laws and regulations related to executive compensation and to ensure consistency with company goals and objectives.

The table below provides the estimated incremental amounts that would have been triggered for each NEO had there been a Change in Control Termination as of June 28, 2008:

Name	Severance ($)[1]	Incentive Pay ($)[2]	Health Benefits ($)[3]	Outplacement ($)[4]	Car ($)[5]	Financial Planning[6]	LT Stock Unvested but Deemed Vested Upon Termination[7]	Total ($)
Richard L. Marcantonio[8]	$2,093,000	$1,674,400	$17,068	$25,000	$72,600	$7,500	$853,285	$4,742,853
Jeffrey L. Wright[a]	$ 488,982	N/A	$16,120	$12,000	$58,500	$5,000	$455,847	$1,036,449
Robert G. Wood[a]	$ 599,544	N/A	$16,120	$12,000	$63,906	$5,000	$310,567	$1,007,137
David M. Miller[a]	$ 435,853	N/A	$16,120	$12,000	$58,500	$5,000	$334,476	$ 861,949
Douglas A. Milroy[a]	$ 431,381	N/A	$16,120	$12,000	$58,500	$5,000	$272,226	$ 795,227

(1) Reflects 2.99 times base salary for Mr. Marcantonio; 17 months of base salary for other NEOs.

(2) Reflects 2.99 times Mr. Marcantonio's target incentive amount.

(3) Reflects 18 months for Mr. Marcantonio and 17 months for the remaining NEOs.

(4) Outplacement is capped at $25,000 for Mr. Marcantonio and $12,000 for the remaining NEOs.

(5) Reflects 3 times the annual car allowance rates, which are as follows: Mr. Marcantonio at $24,200, Mr. Wood at $21500 CAD (converted to US dollars using an exchange rate of .9908), and the remaining NEOs at $19,500

(6) Financial planning is capped at $7,500 for Mr. Marcantonio and $5,000 for the remaining NEOs.

(7) For Stock Options the value was computed for each stock option grant by multiplying (i) the difference between (a) $30.97, the closing market price of a share of our Class A Common Stock on June 27, 2008, the last business day of the year and (b) the exercise price per share for that option grant by (ii) the number of shares subject to that option grant. For Restricted Stock, the value was determined by multiplying the number of shares that vest by $30.97, the closing market price of a share of our Class A Common Stock on June 27, 2008, the last business day of the fiscal year.

(8) Amounts shown for Mr. Marcantonio do not include any amounts payable as a result of any gross-up for excise taxes imposed by Section 4999 of the Code.

(a) Amounts shown do not reflect any cut-backs in benefits payable per related employment contracts in the event any excise tax becomes payable pursuant to Section 4999 of the Code.

Disability

During any period in which the NEO is "disabled," the NEO will continue to receive all base salary, benefits, and other compensation. "Disability" means the unwillingness or inability of the NEO to perform the essential functions of the NEO's position (with or without reasonable accommodation) for a period of 90 days (consecutive or otherwise) within any period of 6 consecutive months. If this occurs, a Notice of Termination will be issued by G&K, and if the NEO has not returned to the full-time performance of his/her duties within 30 days, the thirtieth day after Notice of Termination will be the NEO's date of termination.

Name	Salary ($)[1]	Benefits($)[2]	Car ($)[3]	Total ($)
Richard L. Marcantonio	408,333	6,638	14,117	429,088
Jeffrey L. Wright	201,346	6,638	10,379	207,984
Robert G. Wood	249,163	6,638	15,149	255,801
David M. Miller	179,469	6,638	10,858	186,107
Douglas A. Milroy	177,627	6,638	9,367	184,265

(1) Reflects 7 months of base salary (1 month for the notice period plus 6 months pay).

(2) Reflects 7 months of medical and dental benefits (1 month for the notice period plus 6 months).

(3) Reflects 7 months of car allowance (1 month for the notice period plus 6 months) for Mr. Marcantionio (only Mr. Marcantonio has transitioned to the car allowance program as of June 28, 2008) and 7 months of car expense for the remaining NEOs.

Compensation Paid to Board Members

During fiscal 2008, we paid each director who was not otherwise employed by us an annual fee of $32,000, along with a $2,000 fee for each meeting of the Board of Directors attended in person ($500 for those attended telephonically), and $1,000 for each committee meeting of the Board of Directors attended in person ($500 for those attended telephonically). We also paid a $20,000 retainer to the Presiding Director, a $10,000 retainer to the Chair of the Audit Committee, and a $5,000 retainer to the Chairs of the Compensation and Governance Committees.

In addition, directors who are not otherwise employed by the company are eligible to participate in the 2006 Equity Incentive Plan. For fiscal 2008, directors were granted 2,400 shares at an option exercise price equal to the market closing price on the date of grant. Each option has a 10-year term and becomes exercisable on the first anniversary of the grant date. Each new director has received a one-time grant of options to purchase 3,000 shares of Class A Common Stock upon his or her initial election to the Board of Directors. Each of the 3,000 share options has a 10-year term and vests in three equal installments on each of the first, second and third anniversaries of the grant date.

Directors also receive an annual stock grant for non-employee directors. For fiscal 2008, the stock grant was 1,200 shares of Class A Common Stock on the first business day of the calendar year.

Each director who is not an employee of the company or one or its subsidiaries is eligible to participate in our Amended and Restated Director Deferred Compensation Plan, under which the non-employee director may elect to defer all or part of his or her Board of Director fees and annual stock grants until the earlier of a specific date identified by the non-employee director or the termination of his or her services as a member of the board for any reason. The amount of any cash compensation deferred by a non-employee director is converted into a number of stock units, determined based upon the average of the closing prices of our Class A Common Stock on the NASDAQ market during the ten business days preceding the relevant valuation date, and is credited to a deferred compensation account maintained in his or her name. Deferred stock grants are converted on a share-for-share basis on the date of deferral and also credited to the non-employee director's account. The account will be credited with additional stock units, also based on such average market value, upon payment date for any dividends declared on our Class A Common Stock. At the end of the deferral period, the amounts accumulated in the deferred compensation account will be distributed in the form of Class A Common Stock under the 2006 Equity Incentive Plan equal to the number of whole stock units in the account and cash in lieu of any fractional shares (based on such average market value as of the distribution date).

Non-employee directors are not eligible to participate in any company-sponsored pension plan.

We also have in place stock ownership guidelines for our non-employee directors. Specifically, each of our directors is required to own a minimum number of shares equal to three times the directors' annual base retainer. Once achieved, each director must maintain this ownership level at all times during the director's tenure with the company.

Director Summary Compensation Table

The following table shows the compensation of the company's non-employee directors for services in all capacities to us in fiscal 2008, except as otherwise indicated.

Name	Fees Earned or Paid in Cash [1] ($)	Stock Awards [2] ($)	Option Awards	Non-Equity Incentive Compensation ($)	Change in Pension Value and Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michael Allen	48,500	45,000	28,200[3]	N/A	N/A	N/A	121,700
Paul Baszucki	45,000	45,000	28,200[3]	N/A	N/A	8,572[7]	126,772
John S. Bronson	53,000	45,000	28,200[3]	N/A	N/A	N/A	126,200
J. Patrick Doyle	48,000	45,000	38,990[4]	N/A	N/A	N/A	131,990
Wayne M. Fortun	53,000	45,000	28,200[3]	N/A	N/A	(12,554)[8]	113,646
Ernest Mrozek	48,500	45,000	36,415[5]	N/A	N/A	N/A	129,915
Lenny M. Pippin	72,000	45,000	28,200[3]	N/A	N/A	(14,383)[9]	145,200
Alice M. Richter	58,500	45,000	28,200[3]	N/A	N/A	N/A	131,700
Lynn Crump-Caine	8,400	0	1,049[6]	N/A	N/A	N/A	9,449

[1] Includes amounts deferred at the director's election. As discussed above, directors can elect to defer all or part of their compensation. See discussion above under the section titled "Compensation Paid to Board Members."

[2] Shown is the expense recognized in our financial statements for fiscal 2008 under FAS 123(R) for 1,200 shares of stock awarded to each director on January 2, 2008. Accounting estimates of forfeitures are not included in these figures. Includes amounts deferred at the director's election. Mr. Pippin elected to defer his fiscal 2008 stock grant of 2,400 shares (see discussion above under the section titled "Compensation Paid to Board Members").

[3] Shown is the expense recognized in our financial statements for fiscal 2008 under FAS 123(R) for annual grants of 2,400 stock options awarded on January 2, 2008, which was allocated to service provided during fiscal 2008 for Messrs Allen, Baszucki, Bronson, Fortun and Pippin, and Ms. Richter. Accounting estimates of forfeitures are not included in these figures.

[4] Shown is the expense recognized in our financial statements for fiscal 2008 under FAS 123(R) for annual grants of 2,400 stock options awarded January 2, 2008 plus the initial grant of 3,000 stock options awarded September 1, 2005, which was allocated to service provided by Mr. Doyle during fiscal 2008. Accounting estimates of forfeitures are not included in these figures.

[5] Shown is the expense recognized in our financial statements for fiscal 2008 under FAS 123(R) for annual grants of 2,400 stock options awarded January 2, 2008, plus the initial grant of 3,000 stock options awarded February 21, 2005, which was allocated to service provided by Mr. Mrozek during fiscal 2008. Accounting estimates of forfeitures are not included in these figures.

[6] Shown is the expense recognized in our financial statements for fiscal 2008 under FAS 123(R) the initial grant of 3,000 stock options awarded May 20, 2008, which was allocated to service provided by Ms. Crump-Caine during fiscal 2008. Accounting estimates of forfeitures are not included in these figures.

[7] Includes interest earned on fee amounts deferred by Mr. Baszucki.

[8] Includes market loss on 500 shares of stock and fees deferred by Mr. Fortun on January 2, 2006.

[9] Includes market loss on 2,400 shares of stock deferred by Mr. Pippin (1,200 shares deferred on January 2, 2007 and 1,200 shares deferred on January 2, 2008).

To Ratify the Appointment of Independent Auditors

Our Board of Directors and management are committed to the quality, integrity and transparency of the company's financial reports. Independent auditors play an important part in our system of financial control. In accordance with the duties set forth in its written charter, the Audit Committee of our Board of Directors has appointed Ernst & Young LLP as our independent auditors for the 2009 fiscal year. A representative of Ernst & Young LLP will attend this year's annual meeting and will be available to respond to appropriate questions from shareholders, and also will have the opportunity to make a statement if he or she desires to do so.

If the shareholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee may reconsider its selection, but is not required to do so. Notwithstanding the proposed ratification of the appointment of Ernst & Young LLP by the shareholders, the Audit Committee, in its discretion, may direct the appointment of new independent auditors at any time during the year without notice to, or the consent of, the shareholders, if the Audit Committee determines that such a change would be in our best interests.

Fees Billed to Company by Auditors:

Set forth below are the fees billed by Ernst & Young LLP for the fiscal years ended June 28, 2008 and June 30, 2007:

	Fiscal Year Ended June 28, 2008	Fiscal Year Ended June 30, 2007
Audit Fees[1]	$671,085	$ 688,800
Audit-Related Fees[2]	9,500	16,200
Tax Fees[3]	217,406	376,159
All Other Fees	0	0
Total	$897,991	$1,081,159

[1] Represents amounts related to the audit of our annual consolidated financial statements and the review of our consolidated financial statements included in our quarterly reports on Form 10-Q. For fiscal years 2008 and 2007, this amount also includes fees for an internal control review pursuant to Section 404 of the Sarbanes- Oxley Act of 2002.

[2] Represents amounts reasonably related to the performance of the audit or review of our consolidated financial statements which are not reported under the Audit Fees category.

[3] Represents fees related to tax compliance services and fees related to tax planning services.

The Audit Committee of our Board of Directors has reviewed the services described in footnotes (2) and (3) above provided by Ernst & Young LLP as well as the amounts billed for such services, and after consideration has determined that the receipt of these fees by Ernst & Young LLP is compatible with the provision of independent audit services. The Audit Committee has discussed these services and fees with Ernst & Young LLP and management to determine that they are appropriate under applicable rules and regulations.

Pre-Approval Policy

All services performed by Ernst & Young LLP have been pre-approved in accordance with the Audit Committee charter. The charter provides that all audit and non-audit accounting services that are permitted to be performed by our independent accountant under applicable rules and regulations must be pre-approved by the Audit Committee or by designated independent members of the Audit Committee, other than with respect to de minimus exceptions permitted under Section 202 of the Sarbanes-Oxley Act of 2002.

Prior to or as soon as practicable following the beginning of each fiscal year, a description of audit, audit-related, tax, and other services expected to be performed by Ernst & Young LLP in the following fiscal year is presented to the Audit Committee for approval. Following such approval, any requests for audit, audit-related, tax, and other services not presented and pre-approved must be submitted to the Audit Committee for specific pre-approval and cannot commence until such approval has been granted. Normally, pre-approval is provided at regularly scheduled meetings. However, the authority to grant specific pre-approval between meetings, as necessary, may be delegated to one or more members of the Audit Committee who are independent directors. In the event such authority is so delegated, the full Audit Committee must be updated at the next regularly scheduled meeting with respect to any services that were granted specific pre-approval by delegation. During the fiscal year 2008 the Audit Committee has functioned in conformance with these procedures.

GOVERNANCE OF THE COMPANY

Board of Directors and Committees

Board of Directors

Our Board of Directors held five meetings during fiscal 2008, all of which were held in person. We have established certain committees of our Board of Directors, as follows: an Audit Committee, a Compensation Committee and a Corporate Governance Committee. No director attended fewer than 75% of the aggregate number of meetings of the Board of Directors and the committees of the board on which such director served during the 2008 fiscal year. On August 25, 2005, the Board of Directors created the position of Presiding Director and elected Mr. M. Lenny Pippin to serve in that capacity. Chosen from among the board's independent directors, the Presiding Director's primary responsibility is to ensure that the board functions independently of management and that proper communication is maintained among management and the board's independent directors.

Director Attendance at Annual Meetings of Shareholders

We do not have a formal policy with respect to attendance by board members at the annual meeting of shareholders, but all directors are encouraged to attend, and we attempt to coordinate scheduling of our annual meeting of shareholders to accommodate attendance by directors. All of our directors attended our fiscal 2007 annual meeting of shareholders.

Independence

With the exception of Mr. Marcantonio, all of the members of our Board of Directors are independent within the meaning of applicable Nasdaq and SEC rules. When considering the independence of directors, the Board of Directors determined the following relationships did not impair the independence of the directors noted: Mr. Doyle is President of Domino's Pizza U.S.A., which is a customer of the company; Mr. Fortun is President and Chief Operating Officer of Hutchinson Technology, Inc., which is a customer of the company; and Mr. Pippin was President and Chief Executive Officer of The Schwan Food Company, which is a customer of the company.

All of these transactions were conducted on arms length terms in the ordinary course of business. The amounts involved with these transactions represent less than one percent of the revenues of the entities involved.

Corporate Governance Committee

We have established a Corporate Governance Committee of the Board of Directors comprised solely of "independent directors" (as defined by applicable rules and regulations of the Securities Exchange Commission, Nasdaq and other relevant regulatory bodies), at least one of whom also serves on the Compensation Committee of the board. The primary role of the Corporate Governance Committee is to monitor the effectiveness of the board in carrying out certain responsibilities, and to review annually the performance of the company's Chief Executive Officer and the operation of the full Board of Directors (including its Chair and its various committees). In addition, the Corporate Governance Committee presents qualified director candidates to the full board and considers qualified nominees recommended by shareholders.

The Corporate Governance Committee, which presently consists of Chair M. Lenny Pippin, Messrs. Baszucki and Bronson, held six meetings during fiscal 2008, four of which were held in person and two of which were conducted by telephone, and did not take action by written consent. Our Board of Directors has adopted a written charter for the Corporate Governance Committee, a copy of which is available at our website at http://www.gkservices.com.

The Corporate Governance Committee has one member in common with the Compensation Committee. The Chair and members of the Corporate Governance Committee are appointed annually by the Board of Directors at the annual organizational meeting of the board.

The Governance Committee is responsible for monitoring the effectiveness of our Board of Directors in carrying out its responsibilities to:

- represent and protect the interests of shareholders;
- assure appropriate board composition;
- choose a Chief Executive Officer and assess his or her performance;
- assure that succession plans for senior management are developed and implemented;
- provide general advice and counsel to management of the company;
- review and approve strategic plans; and
- have board meetings that are well organized, focus on strategic issues, encourage open and frank discussion, and provide useful contributions from the board members.

Audit Committee

We have established an Audit Committee of the Board of Directors which assists the Board of Directors in fulfilling certain oversight responsibilities and consists solely of independent directors. The Audit Committee operates pursuant to a written charter adopted by the Board of Directors, a copy of which is available at our website at http://www.gkservices.com. As set forth in the charter, the primary responsibilities of the Audit Committee include: (i) serving as an independent and objective party to monitor our financial reporting process and internal control system; (ii) reviewing and appraising the audit results of our independent auditors and internal audit department; and (iii) providing an open avenue of communication among the independent auditors, financial and senior management, the internal audit department, and our Board of Directors. The charter also requires that the Audit Committee appoint our independent auditors and review and pre-approve the performance of all audit and non-audit accounting services to be performed by our independent auditors, other than services falling within the de minimus exceptions permitted under Section 202 of the Sarbanes-Oxley Act of 2002.

The Audit Committee, which presently consists of Chair Alice M. Richter, Ms. Crump-Caine , and Mr. Mrozek held nine meetings during fiscal 2008, four of which were held in person and five of which were conducted via telephone, and did not take action by written consent. The Audit Committee met and held discussions with financial management and representatives from Ernst & Young LLP prior to the public release of earnings information for each of our completed fiscal periods, and prior to each quarterly report on Form 10-Q and annual report on Form 10-K being filed with the Securities and Exchange Commission.

Our Board of Directors has determined that two members of the Audit Committee, specifically Ms. Richter and Mr. Mrozek, are "Audit Committee Financial Experts" as that term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended. In addition, each member of the Audit Committee (including Ms. Richter and Mr. Mrozek) is an "independent director," as such term is defined in Rule 4200(a)(15) of Nasdaq's listing standards, and meets the criteria for independence set forth in Rule 4350(d)(2) of Nasdaq's listing standards and Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended. Our Board of Directors has also determined that each of the Audit Committee members is able to read and understand fundamental financial statements and that at least one member of the Audit Committee has past employment experience in finance or accounting.

Compensation Committee

The Compensation Committee of the Board of Directors, which presently consists of Chair Wayne M. Fortun and Messrs. Bronson and Doyle, held six meetings during fiscal 2008, all but one of which was held in person. All members of the Compensation Committee are independent directors within the meaning of Nasdaq's Rule 4200(a)(15) and "non-employee directors" within the meaning of Rule 16b-3(b)(3) under the Securities Exchange Act of 1934, as amended. The Compensation Committee reviews our remuneration policies and practices and makes recommendations to our board in connection with all compensation matters affecting our executive officers. Our Board of Directors has adopted a written charter for the Compensation Committee, a copy of which is available at our website at http://www.gkservices.com.

Ability of Shareholders to Communicate with the Company's Board of Directors

We have established means for shareholders and others to communicate with our Board of Directors. If a shareholder wishes to address a matter regarding our financial statements, accounting practices or internal controls, the matter should be submitted in writing addressed to the Chair of the Audit Committee in care of the Corporate Secretary at our headquarters address. If the matter relates to our governance practices, business ethics or corporate conduct, it should be submitted in writing addressed to the Chair of the Corporate Governance Committee in care of the Corporate Secretary at our headquarters address. If a shareholder is unsure where to direct a communication, the shareholder may direct it in writing to the Chair of the Board of Directors, or to any one of the independent directors of the company, in care of the Corporate Secretary at our headquarters address. As appropriate, these shareholder communications will be forwarded by the Corporate Secretary to the appropriate addressee.

Report of the Audit Committee

The Audit Committee has reviewed our audited consolidated financial statements for the last fiscal year, and has discussed them with management and the independent registered public accounting firm.

Specifically, the Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as amended.

The Audit Committee has received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by Independence Board Standard No. 1, *Independence Discussions with Audit Committees*, as amended, and has discussed with the auditors their independence, including a consideration of the compatibility of non-audit services with such independence.

The Audit Committee, based on the review and discussions described above with management and Ernst & Young LLP, has recommended to our Board of Directors, which adopted this recommendation, that the audited consolidated financial statements be included in our annual report on Form 10-K for the fiscal 2008 for filing with the Securities and Exchange Commission.

As reported:

Alice M. Richter
Lynn Crump-Caine
Ernest J. Mrozek

The Audit Committee Report set forth above will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that we specifically incorporate such reports by reference, and such report will not otherwise be deemed to be soliciting materials or to be filed under such acts.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee was during fiscal 2008 an officer, former officer or employee of the company or any of its subsidiaries. During fiscal 2008, no executive officer of the company served as a member of (i) the compensation committee of another entity, one of whose executive officers served on the compensation committee of our Board of Directors, (ii) the board of directors of another entity, one of whose executive officers served on the Compensation Committee of our Board of Directors, or (iii) the compensation committee (or other board committee performing equivalent functions, or in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a member of our Board of Directors.

Consideration of Director Candidates

The Corporate Governance Committee, together with the Chairman of the Board of Directors and other directors, recruits director candidates and presents qualified candidates to the full Board of Directors for consideration. At each annual shareholders' meeting, the Board of Directors proposes to the shareholders a slate of nominees for election or re-election to the board. Shareholders may propose director nominees for consideration by the Corporate Governance Committee by submitting a recommendation in writing to the Chair of the Corporate Governance Committee, in care of the company's Corporate Secretary at the company's headquarters address. We use third party search firms to locate and evaluate qualified candidates.

Ms. Crump-Caine's nomination as a director was recommended by the following: independent directors, the Chief Executive Officer and a third-party search firm.

Qualified director candidates, whether identified by shareholders or otherwise, will be considered without regard to race, color, religion, sex, ancestry, national origin or disability. The Corporate Governance Committee will consider each candidate's general business and industry experience, his or her ability to act on behalf of shareholders, overall board diversity, potential concerns regarding independence or conflicts of interest and other factors relevant in evaluating board nominees. If the Corporate Governance Committee approves a candidate for further review following an initial screening, the Corporate Governance Committee will establish an interview process for the candidate. Generally, the candidate will meet with at least a majority of the members of the Corporate Governance Committee, along with the Chairman of the Board of Directors and the company's Chairman and CEO. Contemporaneously with the interview process, the Corporate Governance Committee will conduct a comprehensive conflicts-of-interest assessment of the candidate. The Corporate Governance Committee will consider reports of the interviews and the conflicts-of-interest assessment to determine whether to recommend the candidate to the full Board of Directors. The Corporate Governance Committee will also take into consideration the candidate's personal attributes, including personal integrity, and concern for the company's success and welfare, willingness to apply sound and independent business judgment, awareness of a director's vital part in the company's good corporate citizenship and image, time available for meetings and consultation on company matters, and willingness to assume broad, fiduciary responsibility.

Shareholders who wish to nominate a candidate for election to the Board of Directors at the annual meeting must comply with our advance notice by-law described elsewhere in this proxy statement.

Code of Business Conduct and Ethics

We have adopted a Code of Conduct for our Board of Directors and a Code of Ethical Conduct for Senior Executives and Financial Managers. The latter of these codes, as applied to our principal financial officers, constitutes our "code of ethics" within the meaning of Section 406 of the Sarbanes-Oxley Act. These codes are posted on our website at http://www.gkservices.com. We intend to promptly disclose on our website amendments to certain provisions of these codes, and any waivers of provisions of these code required to be disclosed under the rules of the SEC or NASDAQ.

Voting Securities and Principal Holders Thereof

The following table sets forth, as of September 19, 2008, the record date for the annual meeting, certain information with regard to the beneficial ownership of our common stock and the voting power resulting from the ownership of such stock by (i) all persons known by us to be the owner, of record or beneficially, of more than 5% of our outstanding common stock, (ii) each of our directors and each of the nominees for election to our Board of Directors, (iii) each Named Executive Officer, and (iv) all executive officers and directors as a group, without regard to whether such persons are also reporting persons for purposes of Section 16(a) of the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, the address of each of the following persons is 5995 Opus Parkway, Minnetonka, Minnesota 55343.

	Class A Common Stock	
Name of Beneficial Owner(1)	Number of Shares	Percent of Class
Marcantonio, Richard L.[2]	258,325	1.36%
Wright, Jeffrey L.[3]	95,450	*
Wood, Robert G.[4]	59,583	*
Miller, David M.[5]	35,636	*
Milroy, Douglas A.[6]	23,623	*
Dietz, Thomas J.[7]	11,645	*
Baszucki, Paul[8]	18,800	*
Fortun, Wayne M.[9]	22,535	*
Pippin, M. Lenny[10]	12,800	*
Bronson, John S.[11]	11,800	*
Richter, Alice M.[12]	11,300	*
Doyle, J. Patrick[13]	9,800	*
Mrozek, Ernest J.[14]	9,800	*
Cotter, Jeffrey L.[15]	3,737	*
Crump-Caine, Lynn[16]	—	—
All executive officers and directors as a group (15 persons)	584,834	3.08%
T. Rowe Price Associates, Inc.[17] 100 East Pratt Street Baltimore, MD 21202	1,978,770	10.43%
Dimensional Fund Advisors, Inc.[17] 1299 Ocean Avenue 11th Floor Santa Monica, CA 90401	1,737,387	9.16%
Barclays Global Investors NA[17] 45 Fremont Street San Francisco, CA 94105	1,297,497	6.84%
Cooke & Bieler LP[17] 1700 Market Street Suite 3222 Philadelphia, PA 19103	1,053,105	5.55%

* Indicates an amount less than 1%.

(1) Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares shown opposite the name of such person or group.

(2) Includes 191,194 shares subject to stock options that are exercisable within the next 60 days and 20,376 shares of unvested restricted stock.

(3) Includes 60,495 shares subject to stock options that are exercisable within the next 60 days and 11,033 shares of unvested restricted stock.

(4) Includes 34,822 shares subject to stock options that are exercisable within the next 60 days and 7,750 shares of unvested restricted stock.

(5) Includes 19,092 shares subject to stock options that are exercisable within the next 60 days and 9,114 shares of unvested restricted stock.

(6) Includes 5,128 shares subject to stock options that are exercisable within the next 60 days and 7,512 shares of unvested restricted stock.

(7) Includes 5,584 shares subject to stock options that are exercisable within the next 60 days and 2,520 shares of unvested restricted stock.

(8) Includes 10,900 shares subject to stock options that are exercisable within the next 60 days.

(9) Includes 10,900 shares subject to stock options that are exercisable within the next 60 days.

(10) Includes 9,900 shares subject to stock options that are exercisable within the next 60 days.

(11) Includes 7,900 shares subject to stock options that are exercisable within the next 60 days.

(12) Includes 7,900 shares subject to stock options that are exercisable within the next 60 days.

(13) Includes 6,900 shares subject to stock options that are exercisable within the next 60 days.

(14) Includes 6,900 shares subject to stock options that are exercisable within the next 60 days.

(15) Includes 1,155 shares subject to stock options that are exercisable within the next 60 days and 2,376 shares of unvested restricted stock.

(16) No shares stock options are exercisable within the next 60 days.

(17) Based solely upon the most recent report filed with the Securities and Exchange Commission pursuant to Rule 13f-1 of the Securities Exchange Act of 1934, as amended.

The foregoing footnotes are provided for informational purposes only and each person disclaims beneficial ownership of shares owned by any member of his or her family, or held in trust for any other person, including family members, or held by a family limited partnership or foundation.

Certain Transactions

Our board reviews and approves any transactions with related parties in which the related person has or will have a material direct or indirect interest. Our board's related review and approval policies are not in writing, but in conducting such reviews and approving such transactions, among other things, our board considers the type of transaction proposed, appropriate regulatory requirements, the monetary value of the transaction, the nature of the goods and/or services involved and whether the transaction may influence the related person's ability to exercise independent business judgment when conducting the company's business and affairs.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and the Nasdaq Global Select Market. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms furnished to the company, or written representations that no Forms 5 were required, we believe that during fiscal 2008, our officers, directors and greater than 10% beneficial owners complied with all applicable Section 16(a) filing requirements.

Proposals of Shareholders for the 2009 Annual Meeting

Rule 14a-8

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, some shareholder proposals may be eligible for inclusion in our 2009 proxy statement. These shareholder proposals must be submitted, along with proof of ownership of our stock in accordance with Rule 14a-8(b)(2), to our principal executive offices in care of our Corporate Secretary. Failure to deliver a proposal by one of these means may result in it not being deemed timely received. We must receive all submissions no later than June 12, 2009. Submitting a shareholder proposal does not guarantee that we will include it in our proxy statement.

Advance Notice Provision

Our bylaws also have an advance notice procedure that shareholders must comply with to bring business before an annual meeting of shareholders, including the nomination of directors. The advance notice procedure requires that a shareholder interested in presenting a proposal for action at an annual meeting of shareholders must deliver a written notice of the proposal, together with certain specified information relating to such shareholder's stock ownership, identity and other matters, to our Corporate Secretary at least 120 days in advance of the date that our proxy statement was released to shareholders in connection with the previous year, or if no annual meeting was held, or if the date of the annual meeting has changed by more than 30 days from the date contemplated at the time of the previous years proxy statement, the notice must be received not less than 120 days in advance of the first date that the solicitation was made. We currently contemplate mailing our 2008 proxy statement to our shareholders in early October 2008. Therefore, proposals need to be submitted in accordance with the foregoing by June 12, 2009.

Due to the complexity of the respective rights of the shareholders and the company under Rule 14a-8 and the advance notice provision, any shareholder desiring to propose such an action is advised to consult with his or her legal counsel with respect to such rights. We suggest that any such proposal be submitted to the company by certified mail, return receipt requested.

Discretionary Proxy Voting Authority/ Untimely Shareholder Proposals

Rule 14a-4 promulgated under the Securities and Exchange Act of 1934 governs the company's use of its discretionary proxy voting authority with respect to a shareholder proposal that the shareholder has not sought to include in the company's proxy statement. As set forth above, shareholders must comply with the advance notice procedure in our by-laws if they are to submit a proposal for consideration at our annual meeting. We do not intend to entertain any proposals or nominations at the annual meeting that do not meet the requirements set forth in our bylaws. If the shareholder does not also comply with the requirements of Rule 14a-4(c)(2) under the Securities Exchange Act of 1934, as amended, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our best judgment on any such shareholder proposal or nomination.

Shareholders Sharing an Address

Shareholders sharing an address with another shareholder may receive only one copy of our annual report and proxy materials at that address unless they have provided contrary instructions. Any such shareholder who wishes to receive a separate annual report or set of proxy materials now or in the future may write us to request a separate copy of these materials from Investor Relations, G&K Services, Inc. 5995 Opus Parkway, Minnetonka, MN 55343, or by calling Investor Relations, at (952) 912-5500. Any shareholders sharing an address with another shareholder can request delivery of a single copy of annual reports or proxy statements if they are receiving multiple copies of annual reports or proxy statements by contacting us as set forth above.

Annual Report on Form 10-K

A copy of our Form 10-K for the fiscal year ended June 28, 2008, as filed with the SEC, including the financial statements, schedules and list of exhibits, and any exhibit specifically requested, will be furnished without charge to any shareholder upon written request. Please write or call our Director of Investor Relations at the following address or telephone number: G&K Services, Inc., 5955 Opus Parkway, Minnetonka, Minnesota 55343; phone (952) 912-5000. You may also access a copy of our Form 10-K on both our web site at http://www.gkservices.com and the SEC's web site at http://www.sec.gov.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on November 13, 2008
Our proxy statement and 2008 Annual Report are available at www.gkservices.com.

Directions to the Meeting
You may request directions to the annual meeting by writing or calling our Director of Investor Relations at the following address or telephone number: G&K Services, Inc., 5955 Opus Parkway, Minnetonka, Minnesota 55343; phone (952) 912-5000.

Solicitation
We will bear the cost of preparing, assembling and mailing the proxy, proxy statement, annual report and other material which may be sent to the shareholders in connection with this solicitation. Brokerage houses and other custodians, nominees and fiduciaries may be requested to forward soliciting material to the beneficial owners of stock, in which case they will be reimbursed by us for their expenses in doing so. Proxies are being solicited primarily by mail, but, in addition officers and regular employees of the company may solicit proxies personally, by telephone, by special letter, or via the Internet.

Our Board of Directors does not intend to present to the meeting any other matter not referred to above and does not presently know of any matters that may be presented to the meeting by others. However, if other matters come before the meeting, it is the intent of the persons named in the enclosed proxy to vote the proxy in accordance with their best judgment.

By Order of the Board of Directors
G&K Services, Inc.



Jeffrey L. Cotter
Vice President, General Counsel and Corporate Secretary

Executive Management Team

Richard L. Marcantonio
Chairman of the Board
and Chief Executive Officer

Timothy N. Curran
Senior Vice President,
U.S. Field

Damian J. Luna
Senior Vice President,
Sales

Douglas A. Milroy
President,
Direct Purchase and
Business Development

Jacqueline T. Punch
Senior Vice President,
Human Resources

Richard J. Stutz
Senior Vice President,
Operations and Sourcing

John P. (Scott) Wallace
Senior Vice President,
Marketing

Robert G. Wood
President,
G&K Services Canada, Inc.

Jeffrey L. Wright
Senior Vice President
and Chief Financial Officer

Corporate Information

Corporate Address
G&K Services, Inc.
5995 Opus Parkway
Minnetonka, Minnesota 55343
(952) 912-5500
www.gkservices.com

Common Stock
The common stock of G&K Services, Inc., trades on the Global Select Market of The NASDAQ Stock Market LLC under the symbol GKSR.

Annual Meeting
Our annual shareholders' meeting will be held at the Marquette Hotel, 710 Marquette Avenue, Universe Meeting Room, Minneapolis, Minnesota, on Thursday, November 13th, 2008 at 10:00 a.m. Central Standard Time.

Independent Auditors
Ernst & Young LLP
Minneapolis, Minnesota

Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
St. Paul, Minnesota
(800) 468-9716

Investor Inquiries
To receive an Annual Report on Form 10-K or additional financial information, contact Shayn Carlson, Director of Investor Relations, at the corporate address, phone number or web site.


Excellence

Standing, left to right: W. Fortun, J.P. Doyle, A. Richter, L. Pippin, R. Marcantonio, E. Mrozek, L. Crump-Caine, P. Baszucki, J. Bronson, M. Allen*

Audit Committee
Lynn Crump-Caine
Ernest J. Mrozek
Alice M. Richter**

Compensation Committee
John S. Bronson
J. Patrick Doyle
Wayne M. Fortun**

Corporate Governance Committee
Paul Baszucki
John S. Bronson
M. Lenny Pippin** +

** Committee Chairperson
+ Presiding Director

Richard L. Marcantonio
Chairman of the Board
and Chief Executive Officer

Michael G. Allen*
Founder and Chairman
Michael Allen Company

Paul Baszucki
Retired, Chairman of the Board
Norstan, Inc.

John S. Bronson
Former Senior Vice President,
Human Resources
Williams-Sonoma, Inc.

Lynn Crump-Caine
Founder and
Chief Executive Officer
Outsidein Consulting
Former Executive Vice President,
Worldwide Operations
McDonald's Corporation

J. Patrick Doyle
President, Domino's Pizza U.S.A.
Domino's Pizza, Inc.

Wayne M. Fortun
President and
Chief Executive Officer
Hutchinson Technology, Inc.

Ernest J. Mrozek
Former Vice Chairman
and Chief Financial Officer
The ServiceMaster Company

M. Lenny Pippin
Former President and
Chief Executive Officer
Schwan Food Company

Alice M. Richter
Retired, Partner
KPMG LLP

* Retired from the Board of Directors in August 2008.


G&K SERVICES

G&K Services, Inc.
5995 Opus Parkway
Minnetonka, Minnesota 55343
(952) 912-5500

www.gkservices.com

END


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